__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 November 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 30 November 2003

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED	
ABN 33 051 775 556	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CLARK
Date of last notice	10 SEPTEMBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PARK AVENUE INVESTMENTS PTY LTD. – SUPERANNUATION FUND
Date of change	31 OCTOBER 2003
No. of securities held prior to change	DIRECT – 10,000 INDIRECT – 60,486
Class	ORDINARY
Number acquired	NIL
Number of shares in which director has ceased to have a relevant interest.	50,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NOT APPLICABLE
No. of securities held after change	DIRECT – 10,000 INDIRECT – 10,486
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	MR CLARK HAS RESIGNED AS A DIRECTOR OF PARK AVENUE INVESTMENTS PTY LTD – SUPERANNUATION FUND AND HAS CEASED TO HAVE A RELEVANT INTEREST IN SHARES OWNED BY THE FUND.

Part 2 – Change of director's interests in contracts

NIL

TELSTRA ANNUAL GENERAL MEETING 2003

MR BOB MANSFIELD, CHAIRMAN, ADDRESS TO SHAREHOLDERS

Introduction

- Good morning ladies and gentlemen.
- I'm Bob Mansfield - the Chairman of your company – and I welcome you to the 2003 Annual General Meeting of Telstra Corporation Limited.
- I also welcome those shareholders viewing via the webcast from our Investor Relations website, which is becoming more popular every year as shareholders get used to these new technologies.
- A quorum is present and I declare this Annual General Meeting open.
- I would once again like to start by introducing the Telstra Board members, senior Telstra executives and the company's auditor, here today.
- From my left we have:
    - **William Owens** - a Director for two years.
    - **Sam Chisholm** - Sam has been a Director for three years.
    - **Catherine Livingstone** – also a Director for three years.
    - **Charles Macek** - a Director for two years.
    - **Donald McGauchie** - a Director since 1998. Ch. TCW.
    - **John Ralph** - a Director and Deputy Chairman since 1996.
    - **Ziggy Switkowski** - Managing Director and Chief Executive Officer.
    - **John Stanhope** - Chief Financial Officer, appointed in October this year. a 30+ year veteran.
    - **John Stocker** - a Director since 1996 and currently Chairman of the Audit Committee.
    - **Tony Clark** - a Director since 1996.
    - **Belinda Hutchinson** - a Director for two years.
    - **John Fletcher** - a Director for three years.
    - **Bruce Akhurst** - Group General Counsel.
    - **Douglas Gration** – Our Company Secretary.
- Welcome also to Mr Michael Watson, from the Australian National Audit Office, our external auditors.

- And I want to thank once again our Telstra Friends, who would have greeted many of you when you arrived today. They do a wonderful job, volunteering their own time at numerous events every year. We very much appreciate their assistance here today.

- I will start by outlining the procedure for today's meeting before providing you with an overview of your Company.

- As usual, I will be followed by a report from the Chief Executive Officer, Ziggy Switkowski, who will discuss the company's operations for the financial year ended 30 June 2003, and some emerging business trends.

- At the conclusion of Ziggy's formal speech, the meeting will consider the remaining items on the agenda, specifically:

    - The election and re-election of Directors.
    - Directors' remuneration.
    - Amendment to Telstra's constitution.
    - Consideration of the financial statements, and your questions.

- We have placed these three items before the discussion of the financial statements and that's so those who are not able to attend the entire meeting can exercise their right to vote.

- I will not be stopping the meeting for lunch, but after the poll, some of you may wish to enjoy the light lunch being served in the foyer. Please feel free to do so.

- We will announce the poll results during the discussion of the financial statements.

- Once again, in the interest of all shareholders, I'll be trying to ensure that the meeting concludes at a reasonable time, but we are in your hands on this matter.

- We always appreciate your comments on improvements we can make for future Annual General Meetings.

- I invite you to complete the questionnaire you were given for this purpose when you registered for the meeting, and place it in the questionnaire boxes at the exits. We appreciate your feedback.

Overview

- I would now like to move on to give you an overview of your Company.

- Telstra's evolution as a safe, solid and progressive company continues - in an environment that could still be summarised as emerging from challenging times for the industry, on a global basis.

- This progress is due in no small part to the company's capacity to confront and adapt to the very real competitive and regulatory pressures of the market place.

- Competition has meant that our market share today is somewhere between 60 and 65 per cent. But it's the view of Management and the Board that predictions of further market share erosion are misplaced. There is no law of economics or nature that says Telstra has to continue to lose market share.

- Indeed, we are very focused on putting in place further programs designed to not only stabilise our market share, but also to recover ground lost to competition – this remains a permanent challenge in this very competitive industry.

- I'm pleased to be able to say that the regulatory environment has settled down considerably. Regulatory issues are important in this industry, but many of the big regulatory decisions have been taken in the last year and a half.

- It is pleasing that, as this competitive industry matures, there is a recognition emerging on the part of all industry players – Telstra and its competitors – that commercially negotiated and agreed solutions provide better outcomes for carriers and consumers alike.

- This is a robust industry and there will always be regulatory issues. You can be confident, that as we have in the past, your Board and senior management team will have shareholder interests at heart as they manage the Company through such challenges.

- As we continue our response to the ongoing competitive and regulatory pressures - and in some ways as a direct result of them - Telstra is achieving new standards of technical excellence, commercial efficiency and customer service delivery.

- We seek to be Australia's connection to the future. Our mission is to develop, design and deliver great communications solutions to every customer.

- And we are convinced that the way to do that is as a full service, fully integrated provider.

- It's the model that provides customers maximum choice and value through our suite of bundled products and services.

- It gives the Company diversity of income, margin protection and an improved bottom line.

- It's the model that will increase shareholder value in a sustainable way.

- And it's the model that has helped Telstra to be one of the strongest performing telcos in the world over recent years. Something we are very proud of during an extended period of Industry uncertainty around the globe.

- Let me just remind everybody that Telstra's contribution to the Australian community is wide ranging. We matter to Australia and, equally, Australia matters to us.

- We believe that being a successful company is not just about financial performance, even though that is obviously a critical factor. It is also about being a good corporate citizen, living the Telstra Values in every decision we make, every day.

- To this end, we have decided to formally report on our performance in areas that fall into our definition of Corporate Social Responsibility –

    - Community
    - Environment
    - Economy; and
    - Industry.

  This first report has now been produced and copies are available in the foyer so feel free to take one.

- We are also proud of the fact that we have produced this report because we felt it was important to do so – NOT because we were required to by any external authority.

- Ladies and gentlemen, this is a genuinely exciting industry.
- And with communications being more a part of people's everyday lives than ever before, the outlook for the industry is positive.
- And so is the outlook for your Company, Telstra.
- We do not claim to be perfect. But we have become very energised in our pursuit of excellence on behalf of our customers. They are our main game as we continually strive to improve our performance.
- The facts are, that Telstra today, is delivering the highest levels of achievement in the history of the Company in the following areas:
    - Customer Service measurements
    - Profitability
    - Levels of dividends paid to Shareholders
- However, looking to the future, it's simply not good enough to sit still and presume we will stay as successful as we are. To sit still, in the medium and long term, is to risk going backwards!
- In order to prevent simply being eaten away by Regulatory and Competitive realities in the market place, we have to actively pursue growth – well-considered, profitable growth – through a range of initiatives. These include –

(1) Expanding the range of products and services we offer to all our customers, particular with the latest broadband and wireless offerings.

(2) Better exploiting our own intellectual property. We've always had good ideas – many of them born out of Telstra Research Laboratories, our world-leading research and development facility, which celebrated its 80th anniversary a few weeks ago.

But we have often struggled to commercialise those ideas. We want to get more homegrown products to market over coming years – it would be great for Telstra and great for Australia if we can achieve this goal.

(3) We will be enhancing our relationships with partners, including our existing suppliers, and actively exploring joint opportunities.

(4) Developing infrastructure and investment strategies that are optimised for return on investment in the selection of technologies and platforms.

(5) At the same time, the disciplined financial management will continue, as will the costs rigour. We will continue to focus heavily on capital expenditure and productivity improvements.

(6) And we will continue our methodical approach to seek investments that can add to shareholder value – this will be an important element of Telstra's ongoing strategic challenge.

- The absolute key is to get these decisions right and that is what we are focused on. I am sure you all agree on that.
- I am confident that this strategy will enable us to build on Telstra's sound financial health - something the Board and Management are absolutely committed to doing.

Share Buy-back

- In 2003, the Board declared:
    - a final 12 cent dividend
    - which when you add to the 12 cents in the first half
    - and the 3 cent special dividend, makes for a 27 cent dividend for the year

- That's some $3.5 billion in total.

- This figure is one of the largest dividend payments of any Company in Australia, another benchmark of which we are proud.

- The strong cash flow position of the Company also provides the directors with the opportunity to return capital to shareholders in the form of an off-market share buy-back, in the range of $800 million-$1 billion.

- You should have all received a booklet in the mail recently that carefully explains the process of an off-market buy-back, the rationale behind it, and how the buy-back may affect you as shareholders.

- There are a number of points I would like to emphasise:

    - The Board recognises that the considerations in making a decision can be somewhat complex, and primarily depend on an individual shareholder's own particular circumstances.

    - We urge all Shareholders to seek their own independent expert advice if they require assistance on this important decision.

- As shareholders you have complete flexibility in determining whether you would like to participate in the buy-back. The board of Telstra believes the buy-back is beneficial for all shareholders, whether or not you participate.

- For those who retain their Telstra shares, earnings per share and return on equity are expected to increase, while participating shareholders will receive a tax effective dividend component as part of the buy-back price.

- Telstra's buy-back has been specifically designed with our smaller shareholders in mind.

- Any share scale-back that may be required has been structured to protect smaller shareholdings, and participating shareholders do not need to appoint a stockbroker.

- As I have mentioned, the buy-back will affect all shareholders differently, depending on factors such as:
    - the price at which you purchased your shares
    - the price at which you tender your shares
    - and your personal, company or superannuation fund's tax rate.

- So once again, it is important that you receive individual advice in relation to this matter.

- Shareholders should also understand that the buy-back is a vote of confidence in Telstra's future. It is a conservative and appropriate response to the strength of your Company's cash flows and its success in controlling capital expenditure and costs.

- The Board is confident that the buy-back is complementary to the company's growth strategy, and that we have retained sufficient flexibility to pursue attractive opportunities as and when they present themselves.

- If you haven't already done so, please take the time to read all the materials, and consult your financial adviser as required.

- There is also a help line number listed in the documentation you have received if you need any assistance on this important matter.

- As you know, the tender period is open until 7pm on Friday 21 November – that's next Friday. If you have completed your buy-back forms and have them with you today, please feel free to leave them with the registry staff outside the meeting.

- We will be communicating the results of the share buy-back tender no later than 25 November 2003.

CEO Re-appointment / Executive Remuneration

- I was very pleased to recently announce that the Board has reappointed Ziggy Switkowski as Chief Executive Officer for a further term until December 31, 2007.

- Ziggy has developed an outstanding executive team, and made great strides in the transformation of the company into an organisation dedicated to high level customer service.

- He has Telstra well positioned for future success, and the Board and I look forward to working with him on the next stage of Telstra's development.

- Consistent with best practice corporate governance the details of Ziggy's contract were fully disclosed at the time of his re-appointment. The details are also available on our corporate website.

- There are well-defined performance hurdles in Ziggy's package.

- That is, Ziggy's package is structured to give him every incentive to deliver outstanding long-term returns to you as shareholders. He will only receive his maximum package if he delivers truly exceptional performance.

- I would also like to address the question of termination benefits. There has rightly been significant scrutiny and some criticism of "golden parachutes" and other devices in executive contracts that are perceived to reward failure.

- There are no such devices in Ziggy's contract or the contracts of any other Telstra executives. We have fully disclosed the termination arrangements in Ziggy's contract.

- As with other very senior executives in the company, Ziggy is entitled to 6 months' notice of termination, or pay in lieu, together with a maximum termination payment equal to 12 months of his fixed remuneration.

- The Board is confident that these arrangements are conservative and appropriate, and that they compare favourably to peer group companies which represent the market place we have to deal with.

- On the general matter of Executive Remuneration, shareholders understandably have concerns in some areas.

- Let me make some summary comments in relation to Telstra's position on these matters:

    - There has, just in the last couple of weeks, been considerable analysis and commentary in the media on Executive Remuneration comparisons.

    - I was further reassured that despite being the largest, and I would suggest to you, possibly one of the most complex companies in the country, Telstra salary levels were conservatively positioned relative to any objective comparison one would like to make with our peer group.

    - Yes, the salary figures are large – the market place realities are something we have to deal with, whether we like it or not.

    - We must be able to attract and retain the right calibre of management to run this company.

    - However, I assure all Shareholders that the Board gives these matters considerable focus in order to strike the right balance.

    - Finally, in the next few months, we are undertaking a fresh review of our Remuneration matters to see if we can achieve the goal of simplifying them somewhat – we know this would assist Shareholders as they evaluate these important issues.

Corporate Governance

- Telstra continues to follow the highest standards in corporate governance and transparency - issues that are very much in the news these days.

- We do so not because we have to – but because we genuinely believe it's the right thing to do.

- As I have mentioned in previous years, the first two sell downs of Telstra shares by the Commonwealth brought with them wide ranging due diligence, assurance and review of Telstra's processes. These things are now a natural part of the way we do things at Telstra.

- Our accounting practices are conservative, and our audit arrangements are robust and independent. We certainly don't see corporate governance as simply a box ticking exercise.

- In October, the Treasurer released for public consultation, a draft Bill continuing the work of the government's Corporate Law Economic Reform Program (also known as CLERP).

- The Government's stated underlying objective of the draft Bill is to "improve the operation of the market by promoting transparency, accountability and shareholder rights".

- Telstra generally supports the enhanced corporate governance initiatives in CLERP 9, and we are well positioned to meet the new requirements as they currently stand, most of which are consistent with Telstra's existing practices.

- We do, however, believe that a number of elements of the draft require further consideration and have expressed our views in a submission on the draft Bill.

- Another item of interest to Shareholders is that in June this year, we introduced the Telstra Whistleblowing Service in accordance with a new whistleblowing policy.

- This policy provides a confidential and anonymous process through an external service provider for Telstra employees to raise any concerns they may have with illegal, unethical or improper business behaviour within Telstra.

- The Audit Committee receives regular reports as to the operation of the policy.

- This year we have also established a new Board Sub-committee to focus on technology – an absolute key priority for the company.

- The Board regularly reviews its own performance and the performance of its committees.

- In 2003, the Board again engaged an external consultant, Rosemary Grieve and Associates, to meet independently with each of the directors to assist in evaluating the performance of the Board and its committees.

- This is one of a number of initiatives utilised in this area of Board evaluation.

- The consultant's independent review concluded that your company has a well functioning and focused Board, and I can assure you all that directors will be working hard to maintain that performance.

Directors' Remuneration

- Directors' remuneration is one of the items of business for discussion later in the meeting. Prior to that discussion, I simply want to make the point that Telstra clearly recognises its responsibility in this area that is understandably receiving so much Shareholder and Media attention right now.

- The fact is, we are positioned conservatively amongst the corporate community we are part of, in relation to any of the remuneration metrics.

- At Telstra, we haven't asked shareholders to increase directors' remuneration since 1999.

- We are seeking approximately a 15% increase – the Board feels this is a very reasonable and warranted increase over a 4-5 year period, given the significant responsibilities that the position of Director involves.

- In fact, this increase has really only accounted for movements in inflation and general wage increases – again, very conservative.

- I look forward to discussing this question with shareholders when this item of business is covered later in the meeting.

T3

- I have repeatedly told Shareholders that the Telstra Board supports the sell down of the Commonwealth's remaining shareholding in Telstra. But T3 is a matter for the Government and the Parliament. So there's not a lot I can add, as the Board's position remains the same.

- This is a great company and we look forward to the day when Telstra can also be a "normal" company, free of the political commentary and associated microscopic media attention that we are currently subjected to – unlike any other company in the country.

- But I do reiterate what I regard as a critical point. Telstra's performance as a service organisation has nothing to do with who owns it.

- Controls on Telstra and its service delivery won't collapse if the Commonwealth sells Telstra. Nor will the industry watchdogs suddenly disappear. And nor will Telstra's unwavering commitment to all its customers.

- The Government can control Telstra as it does to some extent other companies in the industry, through a regulatory environment that covers such things as:

    - the provision of standard telephone services throughout Australia
    - repairing faults
    - supplying services within a certain time, and
    - containing price increases.

- Such regulations would remain in place.

- The Government doesn't need to have ownership to require us to do these things.

Shareholders

- We announced earlier in the year that we are moving away from payment of shareholder dividends by cheque, in favour of paying all our Australian and New Zealand shareholders by direct credit.

- It's fast, efficient and cost-effective – exactly the short of change we search for in all aspects of the Company's activities.

- This move will result in savings for the Company and ensures shareholders receive their dividend swiftly and securely.

- It will mean that we don't have to pay millions of dollars each year to the government in unclaimed moneys as a result of unpresented cheques, or incur thousands of dollars in share registry fees to re-issue lost and stolen dividend cheques.

- In fact, most shareholders already receive their dividends by direct credit. We paid just under 80 percent of our 1.8 million shareholders their October dividend this way.

- Your payment information will only be used by Telstra for the purposes of making shareholder payments - and we assure you once again of that important security consideration.

Electronic Communications

- We constantly look for ways to better meet our shareholders' needs – and that includes online communications. More than 190,000 of Telstra's nearly two million shareholders have now elected to receive important information about the company online since the company established an email alert communication service in 2001.

- The increasing number of shareholders electing to use the service is reducing the associated cost to print and mail this information.

- Electronic services to our shareholders are continually improving. Shareholders can lodge their proxies on line or download an electronic dividend statement at any time. This year we sent our Annual Review to shareholders in an interactive format directly to their PCs, a move much appreciated by shareholders.

- We believe we are one of the first companies to offer this level of service to our shareholders and it is a good example of the way Telstra is harnessing technology to provide enhanced and efficient services for shareholders – and save money at the same time.

- The share registry staff outside the meeting would be very happy to give you a demonstration of the online services we currently provide.

- We appreciate the cooperation of Shareholders on these matters and we welcome any suggestions you might have as to how we can better meet your needs.

Share Price

- As fellow shareholders themselves, the Board acutely recognises that the share price position today is marginally improved from what it was some 12 months ago.

- Believe it or not, that is a position envied by many telcos around the world - but I accept that's of little comfort to our own shareholders.

- To keep a balanced view on such matters, it needs to be remembered that Telstra has outperformed the World Telecom Index in the last 12 months – the problem is, though, that the index itself is in negative territory.

- One cannot disregard that this issue is certainly complicated by global perspectives on the industry, but I want to assure all shareholders that we do not accept that as an excuse and we will continue to work to address this factor.

- I believe the key ingredient we need to recapture in order to make the desired progress, is a growth element, and I have touched on that challenge earlier in my speech.

- The Board clearly accepts that this factor of increasing shareholder value is their ultimate responsibility to shareholders.

Service and Shareholder Value

- I conclude on this point. Change in this great industry is unrelenting and guaranteed. But one thing that will never change as our number one business priority – is service.

- It's pivotal to the equation. Improving customer service and the whole customer experience earns the loyalty and respect of our customers. Customer satisfaction grows the Company's revenues, which in turn impacts on shareholder value.

- Achieving shareholder value that is sustainable remains a primary focus of Telstra's Board and management.

- There is no doubt that Telstra is one of the world's best performing telcos – that's not rhetoric, that's fact – and our strategy is directed at ensuring that this remains the case and that we build upon this excellent position in the years ahead.

- Thank you, Ladies and Gentlemen for the opportunity to update you on these matters.

TELSTRA ANNUAL GENERAL MEETING 2003

DR ZIGGY SWITKOWSKI, CHIEF EXECUTIVE OFFICER, ADDRESS TO SHAREHOLDERS

Introduction

Thank you Chairman.

Good morning, Ladies and Gentlemen.

This is the fifth Annual General Meeting at which I have had the privilege to address Telstra shareholders.

And it is the sixth anniversary of Telstra as a partly privatised corporation.

Back in 1997, at the time of T1, the Internet was in its infancy.

Fewer than one in five households owned a computer.

There wasn't any Spam, or junk email.
In fact, very little email at all.

Only one in six Australians owned a mobile phone,

SMS - short message services sent via mobiles - did not exist.

In 1997, DVD players and disks hadn't arrived in our stores.

Today, nearly four out of five Australians own a mobile phone, and most teenagers could not function without SMS.

More than 300 million messages are sent every month across all networks.

Spam (and worms, viruses, hacking) is a very modern, very real problem.

Back in 1997, Telstra was a company with 70,000 staff producing $16 billion of revenues, and one billion dollars of free cash flow.

This year, 36,000 staff will generate $21 billion in revenues and more than $4 billion of free cash flow for distribution to shareholders, new investment, and reducing debt.

But of course, the evolution of our industry has been anything but smooth.

We have endured the dotcom meltdown, and the pause, even reversal, in global and domestic IT and telecomm spending.

But the industry downturn and contraction phase probably ended early this year.

Global investor sentiment has improved; telecomm valuations are edging up.

Confidence is returning, and innovation and entrepreneurial activity are once again very evident.

Review of the 02/03 Operating Results

The 02/03 year played out for Telstra in two distinct halves.

A steady beginning, and an improved second half.

Industry revenue growth remained at about 4% - roughly at GDP level.

With continuing flat revenues in our Company, we concentrated on achieving operating efficiencies and protecting economic returns.

As a result:

- Underlying operating costs came down by 1.8% or $187 million;
- Underlying EBITDA margins improved from 50.1% to 51.2%, a record level; and
- Free cash flows surged to $ 4.6 billion from our continuing operations, improvements in capital deployment, and asset sales.

As the Chairman has indicated, shareholders have been rewarded with an increase in normal dividends to 24 cents for the year, a special dividend of 3 cents, and the initiation of a share buyback of up to $1 billion of equity, in a total return amounting to $4.5 billion of cash.

A number of substantial achievements stand behind Telstra's financial numbers.

- Our commitment to continuous improvement in service which saw us achieve better than 90% compliance to Customer Service Guarantees in all categories over the past three months.
- The growing coverage and success of Telstra CountryWide across the regional landscape.
- Thoughtful sponsorships - Naming rights (such as Telstra Stadium and Telstra Dome), sporting promotions (eg Rugby World Cup), as well as cultural, community, scientific, and philanthropic partnerships.
- An increasing pipeline of relevant new products, now backed by a unified Technology, Innovation and Products organization with an innovation mandate - to bring relevant, understandable, and desirable products to market in a timely fashion.
- Effective deployment of our strategy to harness the power – for our customers and shareholders – of our unrivalled breadth of activities: in fixed lines, mobiles, the Internet and broadband, subscription TV, directories; and
- The strength of the Telstra brand as one of Australia's most powerful and valuable brands continues to grow.

These are qualities that led a recent international survey to place Telstra fifth among the world's strongest carriers!

Few Australian companies enjoy Telstra's position sitting at the top table of their global industry.

But it would be wrong to suggest that there remains little left to do. Patently this is not the case. There is no room for complacency.

For example, even as our service performance is at historically high levels, we still fall short of flawless delivery.

As recently evidenced, our BigPond email platform proved inadequate in withstanding all the attacks of Spam, viruses and worms.

Although, true to our Values, we moved voluntarily to offer our customers rebates and commit to building a completely new, more robust email environment.

Overall, the Company is still ceding wireless market share.

And in the last operating year, we took a write down in our international joint venture, Reach.

The write down of $965m was non-cash, and had the effect of reversing the booking of profits of $995 million at the creation of the JV Reach.

But the need for such an adjustment emphasized the degree to which we overestimated the growth and profitability of the global internet business.

Of course, we hold ourselves accountable for the highest standards of strategic decision making, even if our write-downs have been dwarfed by those from other companies in the global Telco industry.

One important area of good progress in 02/03 has been in the series of regulatory outcomes.

Our processes with key regulators – the ACCC, ACA and TIO – have been cooperative.

Today, for the first time, Telstra adopted the ACCC's wholesale prices for PSTN interconnection, Local Call Resale, and Unconditioned Local Loop.

This outcome is contemplated within Telstra's existing financial forecasts.

The wholesale industry is presently free from disputes, and sound commercial agreements are increasingly the norm.

The regulatory framework is working.

Shareholder Value

The present share price is well below where we would like to see it, though this company represents a very sound long-term investment for shareholders.

Through all the upheaval in our industry in recent years, Telstra's market value is today $17 billion higher than when the company first listed in 1997.

Many of our global telecomm peers have lost significant value during this time.

In addition, we have distributed more than $20 billion in normal and special dividends since 1997!

Our overall cash yield for investors has been consistently higher than for the average of other large Australian stocks.

And we've produced this outcome during a time when regulatory policy has facilitated a loss of overall market share from about 80% to about 60% - 65%.

Our Direction

In our Vision, we see ourselves as Australia's connection to the Future.

Telstra is now more confident and certain about the future path of our industry.

Not because there is no room for surprise - clearly there is.

And technology continues to move very quickly.

Let's contemplate the end of this decade, that is the year 2010.

Video telephony and video email will be common - on the normal, ie fixed, network as well as wireless, and with camera mounted Personal Computers.

Communication devices will proliferate, not converge.

Each of you will own more than one wireless device - for voice, emails, directory services, health monitoring, alarms etc.

Today's 15 million wireless handsets could easily double in the next 10 years.

Keyboards will give way to voice activated commands via speech recognition systems.

This development will attract whole new customer classes that will join this revolution when unchained from keyboards, menus and icons.

Security, firewalls, spam, viruses, filtering will remain huge issues.

Passwords will give way to biometric identification – that is, identification and accreditation via individual physical characteristics, such as fingerprints or eye scans- the stuff of movies.

Privacy, and the need to protect individual rights thoughtfully, will still be tough social issues, and ones we will continue to take seriously.

Bandwidth will be abundant and affordable - as will computing speed, storage capacity, and display media.

Entertainment, education, information ...will be delivered over cable, copper, satellite, wireless .. with all systems serving important parts of the diverse market.

The implications for the future of Telstra are clear.

We must always be a leading world-class network-based carrier - in every technology. Engineering will remain a core competence.

But so, increasingly, will customer service, brand management, marketing, product innovation, applications and, of course, content.

Our mobile networks will evolve to much higher bandwidths.

Today, 70 % of Australian households own a Personal Computer, and about 70% of these are online - mainly dialup narrowband.

These percentages will grow.

Broadband will have largely replaced narrowband as the decade closes, and hi speed, always-on delivery of online services will be the norm.

Progressively, homes will have a single umbilical connection to our main network, but your connections internally within a home will be wireless – for telephony, fax, emails, broadband, television, standard and hi definition etc.

Convergence may turn out to mean seamless interconnection between fibre and wireless – for voice, data, entertainment etc.

Most importantly, we are heading for an all Internet Protocol network environment – for which we are well prepared.

Technology will continue to move faster than the ability of most of us to absorb and utilise - except of course in the case of youth.

This market is hotly contested, and is a key segment of special interest to us.

Share of spending - by consumers and by corporates on communications - will continue to increase.

This industry's relevance and size will only increase in our lifetimes.

But unit pricing will follow well-established laws - down - making attention to productivity, process optimisation and costs critical factors in continuing success.

Our commitment to Six Sigma to drive process improvement and accelerated learning across the Company - will assure our achieving best in class capability over time.

Our footprint within Asia is a good start.

We see in Hong Kong evidence of the high class of our mobiles business, CSL, recognised as the leading brand and service innovator in what is probably the most competitive market in the world.

Opportunities are emerging to carefully build upon that valuable asset.

Already, the Beijing 2008 Olympic organizers have contracted Telstra for support based upon Sydney Olympics technology successes.

In the long term, Asia remains an incredibly attractive target for Telstra, given the high growth rates of its markets, the sophistication of its users, and their early adoption appetites.

Our International Division will continue to look for relevant investment and partnering opportunities offshore - but with fiscal discipline.

Growth...profitable growth...balanced growth......value creating growth....
is our Number 1 priority.

Everywhere we look, Telstra has assets, investments, products, services and great people to ensure that we are the preferred suppliers to all our customers and, as the Chairman emphasized, competing aggressively from the front foot is our style.

Staff - Customers - Shareholders

The Company runs on a simple enough formula – serving customers consistently well, over a long period of time, creates shareholder value.

This requires skilled employees working with modern tools in a friendly, encouraging, safe environment, and focused upon continuous improvement and innovation.

It is an operating formula, a philosophy of work unified by shared Values across our organization.

Over more than a century, Telstra and its predecessor organisations, have built a solid bank of trust among our many communities.

We've delivered mission critical, lifeline services to Australians for generations.

Telstra's management and Board well understand that our business is built upon trust.

The last year has seen reason for the community's trust to be reaffirmed.

Our people were tested often, and they've responded heroically, as they always do.

The tragic Canberra bushfires earlier this year were an example where Telstra men and women on the ground rallied to restore damaged services quickly.

Indeed, our team was recognised with an excellence award from the Institute of Engineers in Canberra.

It is a fact that crises always bring out the best in our people – and that includes the extended Telstra family many of whom are the core of our community volunteer group called Telstra Friends – a number of whom are assisting us here today.

I would like to thank, again, all the staff at Telstra for their many contributions and for combining to make our Company such a special one.

Outlook

After 4 months trading in the 03/04 year, there is no change to our previous comments, reiterated at the recent 1Q results announcements, as to our outlook.

Our revenue growth remains less than industry growth at present.

But we are confident in our strong cash flows.

And our costs will track lower to ensure improved margins, and that we are building shareholder value.

But coming up, as shareholders you should see important, strategic changes in key areas:

- As stressed by the Chairman, there is no law of nature that we should suffer annual market share losses as the incumbent market leader.

- Our goal is to return Telstra to annual profitable revenue growth approaching 4% over the next 2-3 years in the domestic market.

- After 12 years of declining market share, our approach is changing:

  - This will be reflected in our programs for the wireless market;
  - It will be seen in the corporate and government arenas and complex managed services;
  - as well as in the small and medium enterprises sector - the engine of our national economy; and
  - world class digital entertainment will be introduced by Foxtel, and added to the services Telstra offers, early in 2004.

Our absolute commitment to quality of service remains our top commercial priority to underpin profitable growth.

This applies to both our telephony and Internet infrastructures.

The extension of our skills will accelerate. More Internet trained people will be added. Capital investment will continue to shift into this area.

The promotion of a more contemporary, diverse, empowered workforce will gather pace.

Strategic partners will emerge with whom we will join as we move quickly into the next phase of this extraordinary industry.

Conclusion

So, it is clear that Telstra stands apart from most other Telcos in the world because:

- We have invested in, and built platforms and networks, products and services, in every part of our industry, and remain better positioned to switch to the commercial fast lanes as they appear.
- The underlying demand for our products and service is high. Internet traffic grows at 4% per month, wireless traffic increases at double digit rates per year, the younger generation is approaching adult years encoded with digital DNA and are already intensive users of communication services.
- We have the number 1 market position in every telecommunications category in Australia.
- Our balance sheet is strong; our free cash flows at the top of most tables.
- We are a high yielding stock with many attractive growth options.

As shareholders, you have cause to be proud of your company, our history, and the contribution we remain poised to make to Australia's future.

As a management team, we at Telstra are committed to

- Capturing the exciting opportunities from the revolution underway in communications services;

- Driving a lean, efficient and productive organisation;
- Delivering outstanding service to our customers no matter where they live in Australia.

This will make Telstra not only a great company to do business with, but also a great investment for our shareholders.

Thank you.

Telstra

14 November 2003

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager

Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Results of Annual General Meeting

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, I advise that the following resolutions were passed by the required majority at the Telstra Corporation Limited 2003 Annual General Meeting:

1: Election and re-election of directors
The following persons were re-elected:

1. Mr John Fletcher	Passed by Poll
2. Mr Donald McGauchie	Passed by Poll
3. Mr John Ralph	Passed by Poll
4. Dr John Stocker	Passed by Poll

2: Increase in Directors' remuneration
The following resolution was passed by Poll:

'THAT the maximum aggregate remuneration payable out of the funds of the Company to non-executive directors of the Company for their services as directors including their service on a committee of directors be increased by $170,000 per annum to $1,320,000 per annum.'

3: New Constitution
The following resolution was passed by Poll:

'THAT the constitution of the Company be amended to give the board discretion as to the appointment of a Deputy Chairman and that accordingly the constitution tabled at the meeting, and signed for the purposes of identification by the Company Secretary, be adopted as the constitution of the Company in place of the present constitution.'

The proxy and poll position is attached.

Yours sincerely

Douglas Gration
Company Secretary

RESULTS OF MEETING

TELSTRA CORPORATION LIMITED

ANNUAL GENERAL MEETING

Friday, November 14 2003

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

Resolution	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person on the Poll		
	TOTAL	"for"	"against"	"abstain"**	"discretionary"	"for"	"against"	"abstain"**
1 - '2A. TO RE-ELECT JOHN FLETCHER'	2,359,033,957	1,577,853,908	293,820,881	20,394,623	243,679,584	8,258,544,038	304,926,454	20,519,513
2 - '2B. TO RE-ELECT DONALD MCGAUCHIE'	2,355,852,316	1,788,220,984	80,284,684	21,112,325	243,673,324	8,468,759,942	91,527,272	21,210,093
3 - '2C. TO ELECT MERVYN VOGT'	2,192,991,132	410,117,430	1,295,506,814	114,142,683	243,683,444	412,640,437	7,984,641,495	114,258,408
4 - '2D. TO RE-ELECT JOHN RALPH'	2,348,355,869	1,666,566,278	194,432,623	22,239,669	243,678,484	8,356,070,909	196,742,347	22,346,507
5 - '2E. TO RE-ELECT JOHN STOCKER'	2,336,554,844	1,763,501,871	85,702,005	37,096,075	243,675,484	8,444,058,890	96,863,747	37,214,990
6 - '2F. TO ELECT LEONARD COOPER'	2,058,458,343	284,249,245	1,286,865,530	255,103,971	243,671,784	286,555,874	7,976,066,126	255,305,961
7 - '2G. TO ELECT KEVIN BENTLEY'	2,051,439,587	274,326,879	1,289,770,660	259,837,737	243,671,024	276,529,493	7,979,042,863	260,072,632
8 - '3. DIRECTORS' REMUNERATION'	2,346,411,898	1,710,675,316	230,676,078	12,112,805	202,530,252	8,357,988,416	233,603,815	12,180,205
9 - '4. NEW CONSTITUTION'	2,406,342,107	1,864,091,166	39,533,465	19,631,740	251,358,738	8,562,059,300	40,817,310	19,923,519

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Information Memorandum

Telstra Corporation Limited

(ABN 33 051 775 556)

(incorporated with limited liability in the Commonwealth of Australia)

euro 8,000,000,000 Debt Issuance Program

Telstra Corporation Limited ("**Issuer**") may offer from time to time medium term notes and other debt instruments (together "**Notes**") under the Debt Issuance Program (**"Program"**) described in this information memorandum. Subject to applicable laws, regulations and directives, the Issuer may issue Notes under the Program in any country including Australia (but not the United States). The maximum aggregate principal amount of Notes outstanding will not at any time exceed euro 8,000,000,000 (or the equivalent in other currencies at the date of issue). This limit may be increased from time to time.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 ("**UK Listing Authority**") for Notes issued under the Program during the period of 12 months from the date of this Information Memorandum to be admitted to the official list maintained by the UK Listing Authority ("**Official List**") and to the London Stock Exchange plc ("**London Stock Exchange**") and for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitutes official listing on the London Stock Exchange. Application may also be made for Notes issued under the Program to be listed on any other stock exchange (including the Australian Stock Exchange Limited) on which Notes may be listed from time to time as specified in the relevant Pricing Supplement. However, unlisted Notes may also be issued under the Program. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be listed on a stock exchange.

Arranger

JPMorgan

Dealers

ABN AMRO
Barclays Capital
BNP PARIBAS
Commonwealth Bank of Australia
Credit Suisse First Boston
Deutsche Bank
Goldman Sachs International
HSBC
JPMorgan
Merrill Lynch International
Mizuho International plc
Morgan Stanley
RBC Capital Markets
UBS Investment Bank
Westpac Banking Corporation

14 November 2003

CONTENTS

Important Notice

Listing particulars

This Information Memorandum comprises listing particulars given in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 of the United Kingdom ("**FSMA**") by the UK Listing Authority, for the purpose of giving information with regard to the Issuer, the Issuer and its subsidiaries (taken as a whole) and the Notes for a period of 12 months from the date hereof. Copies of the listing particulars have been delivered for registration to the Registrar of Companies in England and Wales in accordance with Section 83 of the FSMA.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules made under section 74 of the FSMA ("**Listing Rules**"). The Issuer believes that none of the information incorporated by reference conflicts in any material respect with the information included in the listing particulars.

Responsibility

This Information Memorandum has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for all information contained in this Information Memorandum (as defined below). To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. References in this Information Memorandum to the "Information Memorandum" are to this document and any supplements or replacement of it, any other documents incorporated in it by reference and in relation to any Series of Notes, together with the relevant Pricing Supplement for such Series. The Information Memorandum should be read and construed with any amendment or supplement to it, any other documents incorporated in it by reference and in relation to any Series of Notes together with the Pricing Supplement(s) for such Series. Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

The only role of the Arranger, the Dealers, the Fiscal Agent, the Australian Registrar and the New Zealand Registrar (each as defined in the "**Summary of the Program**") in the preparation of this Information Memorandum has been to confirm to the Issuer that the information as to their identity described below and their respective descriptions under the heading "Summary of the Program" are accurate as at the date of this Information Memorandum. J.P. Morgan Securities Ltd. has given and not withdrawn its consent to be named in this Information Memorandum as the Arranger. The Dealers, the Fiscal Agent, the Australian Registrar and New Zealand Registrar have given and not withdrawn their consent to be named in this Information Memorandum as the Dealers, Fiscal Agent, the Australian Registrar and New Zealand Registrar respectively. Apart from the foregoing, the Arranger and the Dealers make no representation or warranty, express or implied as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors, omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any supplements to it and documents incorporated by reference in the Information Memorandum. The Arranger and the Dealers have not caused or authorised the issue of this Information Memorandum.

The Issuer having made all reasonable enquiries, confirms that the Information Memorandum contains all information with respect to the Issuer and its subsidiaries (taken as a whole) and the Notes that are material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Information Memorandum with regard to the Issuer are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Issuer or its subsidiaries or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Information Memorandum misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and verify the accuracy of all such information and statements.

No independent verification

The Arranger and the Dealers have not independently verified the information contained in this Information Memorandum. Neither this Information Memorandum nor any other financial statement is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or the Dealers that any recipient of this Information Memorandum or any other financial statements should purchase any Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in the Information Memorandum and its purchase of Notes should be based upon such investigation as it considers necessary. Neither the Arranger nor the Dealers undertakes to review the financial condition or affairs of the Issuer during the life of the Program or to advise any investor or potential investor in the Notes of any information coming to the attention of the Arranger or the Dealers relating to the Issuer.

Currency of information

Neither the delivery of this Information Memorandum nor any sale of Notes made in connection with this Information Memorandum at any time implies or should be relied upon as a representation or warranty that the information contained in this Information Memorandum concerning the Issuer or its subsidiaries is correct at any time subsequent to the date of the Information Memorandum or that any other information supplied in connection with the Program is correct as of any time subsequent to the date indicated. Investors should review, amongst other things, the documents deemed to be incorporated in this document by reference when deciding whether or not to purchase any Notes.

Without limiting this general statement, the Issuer has given an undertaking to the Dealers that if at any time during the duration of the Program there is a significant change affecting any matter contained in the Information Memorandum the inclusion of which would reasonably be required by investors and their professional advisers and would reasonably be expected by them to be found in the Information Memorandum, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer or its subsidiaries and the rights attaching to the Notes, the Issuer will prepare an amendment or supplement to the Information Memorandum for use in any subsequent offering of Notes.

No authorisation

No person has been authorised to give any information or make any representations not contained in this Information Memorandum in connection with the Issuer, or its subsidiaries the Program or the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger or any of the Dealers.

Distribution

The distribution of this Information Memorandum and any Pricing Supplement (as defined in "Summary of the Program") and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, its subsidiaries, the Arranger and the Dealers do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, its subsidiaries, the Arranger or the Dealers (save as provided in the next sentence) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum (other than the financial statements incorporated by reference in it) nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum (including any documents incorporated by reference in it) or any Notes come must inform themselves about, and observe, any such restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Information Memorandum see "Sale and Subscription" below.

No registration

The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended) ("**Securities Act**") and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).

No offer

This Information Memorandum does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, its subsidiaries, the Arranger or any Dealer to any person to subscribe for, purchase or otherwise deal in any Notes nor is it intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

Supplementary Information Memorandum

The Issuer may agree with any Dealer that the Notes may be issued in a form not contemplated by this Information Memorandum, in which event a supplementary Information Memorandum, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Stabilisation

In connection with any Tranche (as defined in "Summary of the Program"), one of the Dealers may be designated as stabilising agent ("**Stabilising Agent**"). The identity of the Stabilising Agent will be disclosed in the relevant Pricing Supplement. The Stabilising Agent or any person acting on its behalf may over-allot or effect transactions outside Australia with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent acting on its behalf to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising must be in compliance with all relevant laws and regulations. Such stabilisation activities are not permitted in Australia.

References to currencies

In this Information Memorandum references to "U.S.\$" and "U.S. Dollars" are to the lawful currency of the United States of America, references to "A\$" and "Australian Dollars" are to the lawful currency of the Commonwealth of Australia, references to "£" and "Sterling" are to the lawful currency of the United Kingdom and references to "euro" are to the single currency of those member states of the European Union participating in the Third Stage of European Economic and Monetary Union from time to time.

Documents incorporated by reference

The following documents are taken to be incorporated in, and to form part of, this Information Memorandum:

(a) the most recently published audited accounts and consolidated accounts (each as defined in the Corporations Act 2001 of Australia) and any interim financial statements (whether audited or unaudited) published subsequently to such audited accounts and consolidated accounts, of the Issuer from time to time; and

(b) all amendments and supplements to the Information Memorandum prepared by the Issuer from time to time, save that:

   (i) any statement contained in the Information Memorandum or in any of the documents incorporated by reference in, and forming part of, the Information Memorandum shall be deemed to be modified or superseded for the purpose of the Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement provided that any modifying or superseding statement does not form part of the listing particulars as contained in the Information Memorandum given in compliance with the Listing Rules; and

   (ii) any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

Supplementary Listing Particulars

If at any time the Issuer is required to prepare supplementary listing particulars pursuant to Section 81 of the FSMA, the Issuer will prepare and make available an appropriate amendment or supplement to the Information Memorandum or a further information memorandum which, in respect of any subsequent issue of Notes to be admitted to the Official List of the UK Listing Authority, shall constitute supplementary listing particulars as required by the UK Listing Authority and Section 81 of the FSMA.

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Program there is a significant change affecting any matter contained in this Information Memorandum the inclusion of which would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Information Memorandum, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Information Memorandum for use in connection with any subsequent offering of the Notes and shall supply to each Dealer and to any stock exchange on which the Notes are listed such number of copies of such amendment or supplement as reasonably requested.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered or made available to, upon the written request of any such person, a copy of any or all of the documents which, or portions of which, are incorporated in this Information Memorandum by reference. Written requests for printed copies of such documents (if required) should be directed to the Issuer at its office set out below. In addition, a copy of such documents will be available for inspection and available free of charge at the specified offices of the Fiscal Agent and the Australian Registrar.

Summary of the Program

The following is a brief summary only and should be read, in relation to any Notes, in conjunction with the rest of this Information Memorandum, the relevant Pricing Supplement and, to the extent applicable, the general terms and conditions of the Notes. Terms not defined in this summary are defined elsewhere in this Information Memorandum.

Issuer:	Telstra Corporation Limited (ABN 33 051 775 556) (a corporation constituted with limited liability under the laws of the Commonwealth of Australia).
Description:	Debt Issuance Program allowing for the issuance of medium term notes and other debt instruments in any jurisdiction except the United States (subject to applicable legal and regulatory restrictions) as specified in the relevant Pricing Supplement.
Program size:	Up to euro 8,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time. This amount may be increased in accordance with the provisions of the Dealer Agreement (as defined in "Sale and Subscription").
Arranger:	J.P. Morgan Securities Ltd.
Dealers:	ABN AMRO Bank N.V. Barclays Bank PLC BNP Paribas Commonwealth Bank of Australia Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London Goldman Sachs International HSBC Bank plc J.P. Morgan Securities Ltd. Merrill Lynch International Mizuho International plc Morgan Stanley & Co. International Limited Royal Bank of Canada Europe Limited UBS Limited Westpac Banking Corporation
	The Issuer may from time to time terminate the appointment of any Dealer under the Program or appoint additional dealers either in respect of a Tranche or in respect of the Program generally. References in this Information Memorandum to "**Dealers**" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the Program generally (and whose appointment has not been terminated) and to all persons appointed as a dealer in respect of a Tranche.
Fiscal Agent:	Deutsche Bank AG London
Paying Agent (Europe):	Deutsche Bank Luxembourg S.A.
Australian Registrar:	Austraclear Services Limited (ABN 28 003 284 419)
New Zealand Registrar:	Computershare Investor Services Limited.
Authorised Advisor:	J.P. Morgan Securities Ltd.

Method of issue:

The Notes may be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a Pricing Supplement (as defined below).

Issue price:

Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes:

The form of particular Notes will be determined by the Issuer and relevant Dealer(s) prior to their issue.

The Notes may be issued in bearer form ("**Bearer Notes**") governed by the laws of England. Each Tranche of Bearer Notes will be represented on issue by a temporary global note which may, in certain circumstances be exchangeable into definitive notes or a permanent global note which, in turn, may be exchangeable into definitive notes. Global Notes may be deposited on the issue date with a common depository for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**").

Notes issued in the Australian domestic markets ("**Australian Domestic Notes**") and the New Zealand domestic market ("**New Zealand Domestic Notes**") will be issued in uncertificated registered form only and under the laws of the Australian Capital Territory, Australia and New Zealand respectively. On their issue date they will be lodged in the Australian securities clearing and settlement system operated by Austraclear Limited ("**Austraclear System**") and the New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand ("**Austraclear New Zealand System**") respectively.

Deed of Covenant:

Holders of Bearer Notes will have the benefit of a deed of covenant dated 31 October 2001 executed by the Issuer.

Australian Note Deed Poll:

Holders of Australian Domestic Notes have the benefit of an Australian Note Deed Poll dated 31 October 2001 as amended and restated on 15 October 2002 and supplemented on 14 November 2003.

New Zealand Note Deed Poll:

Holders of New Zealand Domestic Notes will have the benefit of a New Zealand Note Deed Poll dated 15 October 2002 and supplemented on 14 November 2003.

Status:

Notes will be issued on an unsubordinated basis only. The Notes are direct, unsubordinated and (subject to the Negative Pledge provision) unsecured obligations of the Issuer and rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law. The Issuer's obligations under the Notes are not guaranteed by the Commonwealth of Australia.

Currencies:

Subject to any applicable legal or regulatory requirements, Notes may be issued in any currency or currencies, including, without limitation, Australian dollars, Canadian dollars, euro, Hong Kong dollars, Japanese

yen, New Zealand dollars, Singapore dollars, Sterling, United States dollars or any other freely transferable and freely convertible currency. Payments in respect of Notes may be made in, or limited to, any currency or currencies other than the currency in which the Notes are denominated, all as set out in the applicable Pricing Supplement. Issues of Notes denominated in sterling must comply with applicable laws and regulations. See "General Information" below.

Negative pledge: The Notes will contain a negative pledge provision as described in Condition 6.

Cross default: The Notes will contain a cross default provision as described in Condition 22.1(c).

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer(s) as indicated in the applicable Pricing Supplement, subject to such minimum and maximum maturities as may be allowed or required from time to time by relevant laws, regulations and directives.

At the date of this Information Memorandum, the minimum maturity of all Notes is one year except in the case of Notes denominated in Sterling where the minimum maturity is one year and one day.

Denomination: There is no minimum denomination in relation to Notes, although the minimum subscription price for Australian Domestic Notes will be A$500,000 (or its equivalent in other currencies) (disregarding moneys lent by the Issuer or its associates) unless the offer or invitation otherwise does not require disclosure under Part 6D.2 of the Corporations Act 2001 of Australia. Notes will be in such denominations as specified in the relevant Pricing Supplement.

Fixed Rate Notes: Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes: Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an ISDA Master Agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN, EURIBOR or BBSW (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each Series of Floating Rate Notes.

Zero Coupon Notes: Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Pricing Supplement.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement.

Interest Periods and Interest Rates: The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.

Redemption: The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable.

Redemption by instalments: The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Optional redemption: The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.

Tax redemption: Except as provided in "Optional redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 15.2 ("Early redemption for taxation reasons").

Withholding tax: All payments in respect of the Notes will be made free and clear of withholding taxes of the Commonwealth of Australia, unless required by law. In that event, the Issuer will (subject to certain exceptions) pay such additional amounts as will result in the holders of Notes receiving such amount as they would have otherwise received had no withholding or deduction been required. See Condition 20 ("Taxation").

All payments in respect of New Zealand Domestic Notes will be made in full free and clear of withholding taxes imposed in New Zealand unless required by law or authorised by Condition 20.4 ("New Zealand resident withholding tax exemptions").

Record Date: In the case of Australian Domestic Notes and New Zealand Domestic Notes, the date for determining the person to whom a payment shall be made is the close of business on the eighth day before the due date for payment.

Governing law: The Euro Notes and the Deed of Covenant will be governed by the laws of England. Australian Domestic Notes and the Australian Note Deed Poll will be governed by the laws of the Australian Capital Territory, Australia. The New Zealand Domestic Notes and the New Zealand Note Deed Poll will be governed by the laws of New Zealand.

Pricing Supplement: This document is to be read in relation to the issue of any Notes in conjunction with the Pricing Supplement issued by the Issuer in relation to such Notes. This document is intended to describe in general the nature of the Program. Each Pricing Supplement will provide particular information relating to a particular Tranche of Notes to be issued as part of a Series including details of the form of the Notes, the Series in which the Notes will be issued and other information pertinent to the issue of those Notes.

Listing: The Issuer has made an application for Notes issued under the Program to be listed on the Official List and to be admitted to trading on the London Stock Exchange. The Issuer may also make an application to list Notes issued

	under the Program on any other stock exchange, including the Australian Stock Exchange. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Selling restrictions:	United States, United Kingdom, Japan, the Republic of France, Federal Republic of Germany, Switzerland, New Zealand, Singapore, the Netherlands and the Commonwealth of Australia. See "Sale and Subscription".
Use of proceeds:	The net proceeds of each issue of Notes under the Program will be used by the Issuer for its general corporate purposes.

Corporate Profile

Telstra Corporation Limited

Introduction

Terms used in this document:

- **We, Telstra** and the **Telstra Group** – all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole; and
- **Telstra Entity** is the legal entity, Telstra Corporation Limited.

Our fiscal year ends on 30 June. Unless we state differently, the following applies:

- **Year** or a **fiscal year** means the year ended 30 June; and
- **2003** means **fiscal 2003** and similarly for other fiscal years.

All amounts are expressed in Australian dollars (A$), unless otherwise stated.

General

Telstra is Australia's leading telecommunications and information services company, with one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia, providing more than 10.3 million Australian fixed line and more than 6.5 million mobile services.

Our main activities include the provision of:

- basic access services to most homes and businesses in Australia;
- local and long distance telephone calls in Australia and international calls to and from Australia;
- mobile telecommunications services;
- a comprehensive range of data and internet services (including through Telstra BigPond™, Australia's leading ISP);
- management of business customers' IT and/or telecommunications services;
- wholesale services to other carriers and carriage service providers;
- advertising, directories and information services; and
- cable distribution services for FOXTEL's cable subscription television services.

Our international business includes Hong Kong CSL Limited, one of Hong Kong's leading mobile operators; TelstraClear Limited, the second largest full service carrier in New Zealand and Reach Ltd (REACH), one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region.

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic.

Telstra's vision is to be Australia's connection to the future and our mission is to develop, design and deliver great communications solutions to every customer. Our goal is profitable growth for the Company and shareholders and we will achieve this through terrific people and great teamwork, innovative products, operational excellence, outstanding customer service, smart investments and winning in the marketplace.

History and development of the Company

Our origins date back to 1901, when the Postmaster-General's Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then we have been transformed and renamed several times as follows:

- the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;
- the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;
- the Australian and Overseas Telecommunications Corporation Limited in February 1992;
- Telstra Corporation Limited in April 1993, trading internationally as Telstra; and
- trading domestically as Telstra in 1995.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia's telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3 per cent of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange Limited and on the New Zealand Stock Exchange. American depositary shares, each representing five shares evidenced by American depositary receipts, have been issued by the Bank of New York as depositary (Depositary) and are listed on the New York Stock Exchange.

A further global offering by the Commonwealth of up to 16.6 per cent of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the Australian Stock Exchange Limited, the New Zealand Stock Exchange and the New York Stock Exchange on 18 October 1999. The Commonwealth currently owns approximately 50.1 per cent of our issued shares and it is required by legislation to own at least that much.

Organisational structure

In January 2003, our organisational structure changed. In particular, the three previous product focused groups of Telstra Retail, Telstra Mobile and Telstra Country Wide were realigned to better serve customer needs for convenient and effective contact and service from Telstra. From 1 January 2003, our organisational structure consisted of eight strategic business units and three corporate centre business units as outlined below.

Strategic business units

- **Telstra Consumer and Marketing** is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of Telstra's brands, advertising and sponsorships, the management of fixed and mobile products and implementing our product bundling initiatives.
- **Telstra Business and Government** is responsible for serving our corporate, medium enterprise and Government customers with the full range of Telstra products and services of interest to this group of customers. This business unit also includes Customer Care and product management groups.
- **Telstra Country Wide** is responsible for providing telecommunications services to customers in outer metropolitan, regional, rural and remote parts of Australia. This business unit was formed in June 2000 with the aim to establish a strong presence and grow our business in regional Australia. In January 2003, Telstra Country Wide assumed responsibility for an additional 10 communities in Queensland, the Australian Capital Territory, New South Wales and Victoria.
- **Telstra Broadband & Media**, a new business unit established in January 2003, is responsible for our broadband and online services business BigPond™, our advertising, directories and information services business Sensis and Telstra Media (including our FOXTEL investment).

- **Telstra Wholesale** provides wholesale products and services to the Australian domestic market. Telstra Wholesale provides a wide range of products and services including fixed, wireless, data and internet, transmission and IP, interconnection, access to our network facilities and retail/rebill products. The integration of Telstra's wholly owned subsidiary, Network Design and Construction Ltd (NDC), resulted in the NDC marketing and sales function serving external customers to Telstra joining Telstra Wholesale on 1 July 2003.

- **Telstra International** manages our international interests, including Hong Kong CSL Limited and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments and rationalising the investments that are non-core to Telstra.

- **Infrastructure Services** operates and maintains our telecommunications infrastructure. It supports our domestic retail and wholesale business units that in turn serve the end retail and wholesale market. Infrastructure Services is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks. This includes voice and data, product and application platforms and the online environment. As Telstra's primary service provider, Infrastructure Services is a fully integrated service business and aims to maximise the growth of our domestic retail and wholesale business while maintaining a competitive cost position.

- **Telstra Technology** (previously known as Networks and Technology Group) was established in August 2002 as the core product technology group in Telstra. It develops and supports products specified by our market facing business units. Underpinning the products is a range of technologies which are optimally designed and implemented to provide the best outcome for Telstra and our customers. Telstra Technology also undertakes substantial research and development to ensure that Telstra remains at the forefront of technology in Australia.

Corporate centre business units

- **Finance & Administration** is responsible for mergers and acquisitions and corporate policy and support functions including finance, risk management and assurance, shared services for processing functions, credit management, treasury, investor relations, acquisitions and divestments, productivity directorate, information technology and other corporate services. In addition, it is responsible for strategic planning and management of Telstra's investment portfolio and the financial management of the majority of our fixed assets, including network assets, through the Asset Accounting Group.

- **Legal & Office of the Company Secretary** provides legal and company secretarial services across Telstra. It is also responsible for corporate security and liaison with law enforcement agencies.

- **Regulatory, Corporate & Human Relations** manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate image and reputation and external relations including Government affairs. It also manages personnel, organisation effectiveness, health and safety, environment, remuneration, training and leadership development programs. In addition, it has responsibility for regulatory positioning and negotiation, including assessment of regulatory decisions and preparation of submissions to industry regulators, as well as facilitation of regulatory compliance through the provision of advice and a regulatory compliance assurance program.

On 3 September 2003, we announced further changes to our organisational structure to continue aligning our structure with customer needs and our corporate strategy. A new group called Telstra Technology, Innovation and Products has been formed which brings together Telstra Technology with business unit product development areas, network technologies, IT systems and Telstra Research Laboratories. A further new group called Corporate Development has also been formed, with responsibility for investor relations, mergers and acquisitions, business development and corporate strategy. These organisational changes take effect from 1 October 2003.

Products and services

We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years.

Table - Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and sales category

	Year ended 30 June					
	2003		2002		2001	
	(in millions, except percentage of revenue)					
	A$	**%[2]**	A$	%[2]	A$	%[2]
Basic access	**3,091**	**14**	2,880	14	1,955	8
Local calls	**1,567**	**7**	1,643	8	1,915	8
PSTN value added services	**272**	**1**	261	1	263	1
National long distance	**1,162**	**5**	1,216	6	1,267	5
Fixed-to-mobile	**1,517**	**7**	1,419	7	1,287	6
International direct	**307**	**1**	336	1	338	1
Mobile services	**3,227**	**15**	3,242	16	2,906	13
Mobile handsets	**381**	**2**	226	1	213	1
Data	**1,053**	**5**	1,051	5	1,192	5
ISDN (access and calls)	**951**	**4**	1,037	5	1,094	5
Internet and IP Solutions	**802**	**4**	605	3	425	2
Sensis (advertising and directories)	**1,217**	**6**	1,135	5	909	4
Customer premises equipment	**202**	**1**	220	1	274	1
Intercarrier services	**1,170**	**6**	1,124	5	1,132	5
Inbound calling products	**494**	**2**	562	3	657	3
Solutions management	**487**	**2**	477	2	428	2
Various controlled entities	**1,836**	**9**	2,001	10	1,342	6
Payphones	**148**	**1**	154	1	166	1
Other sales and services	**611**	**3**	607	3	916	4
Sales revenue	**20,495**	**95**	20,196	97	18,679	81
Other revenue [1] (ex. interest income)	**1,121**	**5**	606	3	4,304	19
Total operating revenue (ex. interest income)	**21,616**	**100**	20,802	100	22,983	100

[1] *Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/receivable is included in net interest.*

[2] *Represents percentage of total operating revenue contributed by each product and service category.*

Revenues are derived from domestic and international sales as follows:

	Year ended 30 June		
	2003	2002	2001
Sales revenue from			
Customers in Australia	19,024	18,699	17,471
Customers in non Australian countries	1,471	1,497	1,208
	20,495	**20,196**	**18,679**

Basic access

We provide basic access services to most homes and businesses in Australia. We also sell access services to carriage service providers who then sell these services to their customers. Our basic access service consists of installing, renting and maintaining connections between our customers' premises and our PSTN to provide basic voice, facsimile (including services marketed under our FaxStream® brand name) and internet services. Our basic access service does not include enhanced products like ISDN access and ADSL services. These are recorded under "Data and internet services".

We charge our customers fees for connecting new lines and reconnecting existing lines. We charge all our residential customers approximately the same rates for basic access service even though it is more expensive for us to provide basic access service in rural areas.

Housing growth and customer requirements for additional basic access lines drives demand for residential basic access lines. The number of basic access lines in service has decreased in recent years but this has been offset, to some extent, by our success in encouraging customers to adopt alternative access services that have more capabilities, such as ISDN services and new internet access products using ADSL technology. Growth in the number of home offices and increasing demand for integrated voice and data services has caused some of our customers to switch to these alternative access services.

We market additional lines in areas where we have capacity available and in other areas we augment our network capacity with a range of technologies, including ADSL. We continue to target and selectively upgrade our customer access network as part of a network plant lifecycle maintenance program to reduce the number of faults and thereby improve our service levels. This upgrade has also assisted us to meet the demands for service in a more timely way and provide our network with additional capacity for further growth in the volume of lines.

Local calls

We provide local call services to most residential and business customers in Australia and we generally charge for local calls on an untimed call fee basis. We also provide local call services to carriage service providers at a commercially negotiated or regulated rate. These carriage service providers resell local call services and bill their customers directly.

National long distance calls

We are the leading provider of national long distance services in Australia. This comprises national long distance calls made from our PSTN network by residential and business customers to a fixed network. We also provide national long distance services to other carriers for resale.

We charge for national long distance calls on a timed basis after a call connection fee. Charges usually depend on the duration, destination, time of day and day of the week of the call but are also offered on a capped price basis. We offer a suite of calling options to allow customers to choose the package most suitable for their individual needs. In addition, we offer a variety of specials to increase the use of our network in low demand periods.

Fixed-to-mobile calls

Fixed-to-mobile calls are calls made from our PSTN network to a mobile network. We charge for fixed-to-mobile calls on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call and whether or not the mobile called is a Telstra mobile service. We also offer capped calls on some of our package options during certain times and on specified days of the week for calls made to Telstra mobile services.

International telephone services

We are the leading provider of international telephone services in Australia offering customers international telephone services to more than 230 countries and territories. In addition, through REACH we offer international outbound telephone services on a wholesale basis.

We generally charge for international telephone calls on a per second basis after a call connection fee. The charge usually depends on the duration of the call and the destination of the call.

REACH now provides the connections we use to supply international services to our wholesale and retail customers. Prior to the creation of REACH, inbound and outbound traffic on the international network was delivered largely under bilateral contracts with major overseas carriers. We now have services agreements with REACH to cover these arrangements. REACH pays us for international traffic that terminates in Australia. These termination charges are based on the cost of delivering traffic to destinations in Australia using the domestic network.

Mobile goods and services

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue, the number of customers and the geographical coverage area of our network.

The mobile telecommunications market in Australia is characterised by a significant degree of penetration and we estimate that market penetration as at 30 June 2003 was approximately 72 per cent. With our evolution into mobile data products, we also provide our customers with a range of messaging, information, transaction and entertainment services. We are increasingly offering our business customers a variety of wireless data applications that enhance productivity.

The Australian mobiles market is highly competitive. To compete in this market, we rely on:

- our innovative marketing plans;
- our network coverage and quality;
- using a number of different distribution methods to deliver our products and services to our
- customers; and
- our well-known and trusted brand name.

Our mobile telecommunications services include:

- digital cellular services;
- sales of mobile handsets; and
- a wide range of added features and functions for communication via voice or data.

Our digital mobile service allows customers to send and receive voice and data calls. We also offer our mobile customers additional services including:

- MessageBank®;
- Call Waiting;
- Call Forwarding;
- Calling Number Display;
- mobile facsimile and data services;
- Memo;
- Call Connect;
- International Roaming;
- Short Messaging Services (SMS) including PocketNews®;
- Multi Media Messaging (MMS);

- Wireless Application Protocol (WAP) services, including content such as financial information, sports,
- e-mail, weather, flights and directories;
- packet data services using GPRS and One Times Radio Transmission Technology (1xRTT); and
- other entertainment and information services available through telstra.com® and communic8®.

Our wholly owned subsidiary Hong Kong CSL Limited (CSL) is also a leading provider of mobile services in Hong Kong. CSL's history of technical innovation in areas such as MMS provides great learning opportunities for us and will produce opportunities in the Australian and international markets.

GSM digital service

Our digital GSM network covers more than 96 per cent of the Australian population. We have continued to expand our digital GSM coverage into regional centres and along highways that link regional centres. We have also focused on improving depth of coverage in major cities, particularly in-building and underground coverage. We offer international roaming in more than 120 countries.

We offer our GSM customers a wide selection of products and services giving them maximum flexibility and choice. Customers are rewarded for their usage and loyalty through prices that reduce the more time they spend on calls and through monthly loyalty bonuses (on member plans) that may be used towards the cost of a handset or to reduce their monthly bill.

CDMA digital service

Our CDMA network offers the largest cellular mobile phone coverage area in Australia, reaching more than 1.4 million square kilometres using an external antenna and covering more than 98 per cent of the Australian population. CDMA has a number of advantages over GSM in some applications for users who require wider service coverage and faster data speed than circuit-switched GSM. Customers are increasingly connecting to our CDMA network and it is one of the fastest growing areas of the mobile business.

Telstra Mobile Satellite

In fiscal 2002, we launched Telstra Mobile Satellite which is a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium^ Low Earth Orbit satellite system which provides global mobile satellite phone coverage. We have signed a service partner agreement to sell the Iridium^ service including handsets, antennas and airtime.

3G wireless service

In December 2002, we launched Australia's first commercial third generation (3G) mobile service which is based on 1xRTT on our CDMA network. 1xRTT is a 3G development of CDMA technology for high speed packet switched data. In March 2003, we launched Telstra Mobile Loop® on 1xRTT to customers which features downloadable games and ringtones, e-mail access and picture messaging.

As at June 2003, 1xRTT was available in Melbourne, Sydney, Canberra, Brisbane, the Gold Coast and Sale, Victoria. By September 2003, it is planned to extend coverage to Perth, Adelaide, Hobart, Launceston, Darwin, the Sunshine Coast and along the Hume Highway between Melbourne and Albury. By September 2003, we expect every capital city and some high population corridors adjacent to those capital cities to have 1xRTT capability.

Data and internet services

We provide new generation data and internet services such as:

- broadband and narrowband services for consumers and small businesses through Telstra's ISP, BigPond™;
- business grade internet solutions;
- IP Solutions; and

- domestic and international frame relay and ATM products.

We also provide data and specialised services such as ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services.

Our retail strategy for data and internet services is to:

- enhance and improve service delivery of existing data services;
- develop innovative new generation IP and internet services, including DSL services for business;
- work with customers as they require migration from existing data services to new generation data and internet services;
- enhance our hosting, storage, security and application services; and
- expand our range of managed solutions.

In relation to internet services, one of our key focuses is on broadband and our goal is to provide broadband services through our retail and wholesale channels to one million broadband SIOs by December 2005 and to achieve $1 billion in broadband revenue by December 2006.

Our retail focus through BigPond™ is to:

- increase customers by offering products and services that provide compelling and customer friendly solutions;
- excite, educate and convert customers to broadband through focused marketing campaigns; and
- convert sales opportunities for broadband through existing channels and explore new sales channels.

We offer a range of internet products and packages under our BigPond™ brand. Telstra BigPond™ Home and Business offer dial-up modem and ISDN internet services to residential and business customers across Australia. Telstra BigPond™ Broadband provides broadband internet services to consumer and business customers via hybrid fibre coaxial cable, satellite or ADSL access technologies. In addition, Telstra Internet Direct provides business customers with high quality dedicated internet access within Australia at transmission rates up to one Gbps.

We also provide wholesale internet access products for use by ISPs and carriage service providers. Our wholesale focus through Telstra Wholesale is to:

- foster broadband take up;
- enhance the product range to meet service provider needs;
- develop innovative solutions that enable new broadband services to be offered; and
- drive network enhancements to support uptake.

Other data services

We offer other data services, in some cases with business partners, including:

- games-based entertainment, children's education and online music services;
- conferencing services that provide audio, video and internet conferencing (including the Conferlink® product range); and
- administration and support services to funds managers for their back office administration and asset management operations.

Online services

In March 2000, we announced the availability of our online communications hub, telstra.com®. Since this launch, the communications hub has grown substantially, from around 565,000 subscribers in June 2000 to more than 1,300,000 subscribers as at 30 June 2003.

telstra.com® provides access to a number of services and features including:

- information about our products and services;
- current Telstra corporate and investor relations information;
- access to online messaging applications such as web-based e-mail and online SMS;
- the ability to view and pay Telstra accounts online, as well as order Telstra products and services; and
- acting as a springboard to our ISP business – Telstra BigPond™.

Extensive work has been undertaken in fiscal 2003 to further develop telstra.com® to enhance it as an effective channel to market our products and services.

Advertising, Directories and Information services

We are a leading provider of advertising, directories and information services to consumers, small and medium enterprises, corporations and Governments through our advertising business and wholly owned subsidiary Sensis. Sensis was formerly known as Pacific Access Pty Ltd and was rebranded Sensis on 19 August 2002.

Sensis delivers targeted, multi-channel solutions incorporating directories advertising, non-directories advertising and information services.

Directories advertising incorporates the White Pages® (available in print and online) and Yellow Pages® directories (available in print, online and voice) and provides a vast array of advertising formats to meet the varying needs of businesses and Governments.

Non-directories advertising incorporates the CitySearch® city guide, Sensis WebWorks™ web site development and management service and Sensis MediaSmart™:

- the CitySearch® site is an online city guide and is positioned as the premier provider of local information on topics ranging from restaurants and shopping to travel and professional services;
- the Sensis WebWorks™ product offers small and medium enterprises a simple template-based online solution with which to build their business website; and
- Sensis MediaSmart™ is a core non-directory online advertising business, managing online advertising campaigns across all Sensis online sites and leading external sites such as AFL.com.au, travel.com.au and asx.com.au.

The information services portfolio leverages our advertising and content management capabilities to create specific solutions for Governments and the corporate sector. These solutions include the Whereis® portfolio of location and navigation products which delivers detailed street directory and geo-mapping functionality via a range of electronic channels, the MacroMatch® service which uses White Pages® data to help companies 'cleanse' their databases of incorrect contact information and the *Electronic* White Pages® solution which delivers high speed access to White Pages® information.

Our commitment to customers has led to the development and launch this year of the Sensis Customer Charter. Sensis is, in fact, the world's first directory company to make this commitment to its customers and the implementation of the charter is already driving substantial improvement in our customer service and delivery processes.

Our print operations, which have driven client value for over 100 years, are now being successfully enhanced and extended through the development of a growing portfolio of new media offerings. Sensis will continue to achieve

solid, sustainable growth through our ongoing focus on product innovation, enhancing our go-to-market capabilities and sales excellence.

Customer Premises Equipment

We provide telephone, data and other telecommunications equipment for rental or sale to our customers. In fiscal 2003, Telstra and Commander Australia Ltd (Commander) finalised an agreement that changed the relationship between the parties. As a result of this, Telstra will no longer be limited in dealing with key telephone systems exclusively with Commander. Telstra will offer a wider choice of equipment to better address customer requirements. These new arrangements will enable Telstra to enhance its position in the business market.

Intercarrier services

We provide telecommunications services to other carriers and carriage service providers. Many new competitors have entered the Australian telecommunications market and as the Australian telecommunications market expands, demand for our intercarrier services may increase. The prices we charge other carriers and carriage service providers are mostly regulated.

Inbound and contact centre solutions

We offer inbound call services including:

- Freecall™ 1800, a reverse charge call service used widely by large and small businesses to extend their market reach and attract sales;
- Priority® One3, a shared cost service offering a six digit national number used by larger businesses as a front door to their contact centres and franchise operations for service calls;
- Priority® 1300 services, a shared cost service offering a 10 digit number, similar to the Priority® One3 service, used when a short number format is not required;
- Contact centre enablement services, including network-based interactive voice response (IVR), computer telephony integration (CTI), call routing services and online customer selection menus; and
- InfoCall® 190, a telephone premium rate service where we bill the calling customers for both content and carriage on our bill and undertake a revenue share arrangement with the service provider.

We also supply a range of products to our consumer and business customers that offer alternative billing options including prepaid cards, automated reverse charging and calling cards.

Services solutions

We provide management of all or part of a business customer's IT and telecommunications services including management of each of the following:

- managed voice services: our network based enhanced voice and data switching products, IP products and the provision of related professional services;
- managed data services: our core data products including IP-based network solutions, ATM, frame relay, ISDN, ADSL and dedicated data network, equipment and the provision of professional services;
- managed contact services: a customer's call or contact centre including network services, equipment and third party hardware/applications and professional services;
- managed mobility services: fleet management of mobile phone networks and new wireless based technologies such as wireless Local Area Networks (LANs);
- managed IT services: IT based products and services including firewalls, desktops, peripheral services and application service products; and

- whole of business solutions: complex once off or whole of business solutions incorporating a range of the above services.

Other sales and services

Our other sales and services mainly include payphones, domestic information and connection services, video and teleconferencing and audio and video services.

We provide information and connection services through a number of call centres in Australia and through the White Pages® *OnLine* and Yellow Pages® *OnLine* sites. We provide voice recognition technology to allow the automation of more than 2,400 of the most frequently requested numbers. In fiscal 2003, we responded to over 248 million calls with the majority of these basic operator services being provided without charge to the customer. For the last four years we have charged for directory assistance services provided to mobiles and business customers. We cannot charge or amend charges for our directory assistance services without the approval of the Communications Minister.

Payphones

We are the leading provider of payphones in Australia. As at 30 June 2003, we operated approximately 33,400 public payphones. Other private operators have approximately 34,200 payphones that are connected to a payphone access line provided by us. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.

Wholesale services

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

- interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;
- domestic and international transmission services, including leased lines;
- broadband, IP backbone and traditional data services;
- mobile telecommunications services; and
- network design and construction services.

Both GSM and CDMA mobile products and services are offered to our wholesale customers.

We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer.

Subscription television

We own 50 per cent of FOXTEL, with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25 per cent. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have made long term programming commitments to FOXTEL.

FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments.

We are the exclusive long-term supplier of cable distribution services for FOXTEL's cable subscription television services in our cabled areas and we receive a share of FOXTEL's cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.

Under arrangement with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services.

In fiscal 1999, FOXTEL introduced a commercial satellite service which enables subscription television to be delivered to approximately two million homes not passed by our broadband cable, excluding homes in areas serviced by the Australian subscription television provider Austar United Communications Limited (Austar). FOXTEL has licensed movie programming to Austar for delivery in most areas serviced by Austar on an exclusive basis, with the effect that FOXTEL may not provide a service containing this programming in those areas.

FOXTEL has the exclusive subscription television rights to the Australian Football League (AFL) matches. The AFL is a major component of sports viewing in Australia. Under the terms of the agreement negotiated with the AFL in 2001, FOXTEL has acquired the exclusive subscription television rights to all AFL matches for a term of five years commencing in 2002. The agreement also obliges FOXTEL to offer some form of AFL to the other subscription television operators, namely Austar and Optus Vision. However, FOXTEL is free to set the charge for such a service.

On 1 December 2002, Telstra commenced bundling FOXTEL's subscription television service with telephone and internet services and charging customers for them on a single Telstra bill.

Also on 1 December 2002, SingTel Optus commenced reselling FOXTEL subscription television channels on the Optus Vision cable network. Under this agreement, FOXTEL assumed some of Optus' rights and financial obligations under its movie and other content arrangements. FOXTEL also supplies some Optus Vision content over the FOXTEL platforms. This arrangement will run until 2010.

On 1 October 2003, Telstra commenced reselling Austar subscription television services as part of its Telstra Rewards packages. This arrangement (together with our FOXTEL arrangements) will allow Telstra to provide a residential subscription television package to most areas in Australia regardless of geography.

International investments

Our major international investments include:

- CSL, our wholly owned subsidiary that is one of Hong Kong's leading mobile operators with over one million customers and a market share of around 17 per cent. CSL focuses on attracting and retaining high value customers and through its mobile brands, 1O1O and One2Free, CSL continues to offer its customers a highly targeted range of innovative mobile services;

- TelstraClear Limited (TelstraClear), the second largest full service carrier in New Zealand that provides innovative voice, data, internet, mobile, managed services and cable television products and services to more than 12 per cent of the New Zealand market. On 9 April 2003, we moved to full ownership of TelstraClear by acquiring the remaining 42 per cent shareholding from Austar. New Zealand is a strategically important market for our trans-Tasman customers and this investment enables these important customers to receive the same end-to-end services that we provide in a seamless way; and

- REACH, a 50:50 joint venture with PCCW and one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region. REACH has an interest in over fifty submarine cable systems, as well as landing rights, backhaul, operating licenses and bilateral agreements in most major international markets.

We also have a number of smaller offshore investments and joint ventures which include:

- a 35 per cent equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) that is headquartered in the Netherlands;

- a 39.9 per cent equity interest in Australia-Japan Cable Holdings Limited, a network cable provider based in Bermuda; and

- a 20.4 per cent equity interest in Mitra Global Telekomunikasi Indonesia (MGTI), a fixed line operator in central Java, Indonesia. On 24 September 2003, we announced that we have agreed to sell our 20.4 per cent shareholding in MGTI. Telstra and all the other MGTI shareholders have agreed to accept a cash offer from PT Alberta Telecommunication, a subsidiary of Saratoga Investama Sedaya. PT Alberta

Telecommunication will acquire 100 per cent of MGTI for approximately US $266 million enterprise value. The final price will be calculated according to methods agreed by all the parties as applied to the MGTI balance sheet prepared after closing. The transaction is expected to be completed within three months of announcement or the date of this Information Memorandum and is subject to obtaining various regulatory approvals and the satisfaction of certain other conditions.

We are also evaluating business opportunities in the Asian region where we have established presence and operational experience. In particular, we continue to explore opportunities in China and we have entered into an agreement with the Beijing Organising Committee for the Games of the XXIX Olympiad to act as the adviser for the provision of telecommunications consultancy services for the 2008 Beijing Olympic Games.

Networks and systems

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic. This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster.

Ongoing substantial investment of both capital and resources is required to ensure that we maintain this leading position from both a technology and industry position. An example of how this requirement has been effectively met through fiscal 2003 is Telstra's investment in the Voice on Packet Core technology. In mid 2002, Telstra commenced work on a new IP-based telephony product called Telstra IP Telephony, targeting enterprise customers. The new product and underlying "softswitch" platform will provide hosted PBX-style call features (including both traditional telephony features and new multimedia features) to business users over their existing IP LANs and Wide Area Networks (WANs).

Research and development

Telstra reviews its project expenditure at the end of each financial year to determine actual spend on research and development and our reviews show that we spent an estimated $187 million in fiscal 2003, A$170 million in fiscal 2002 and A$217 million in fiscal 2001 on research and development.

Transmission infrastructure

Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.5 million kilometres of optical fibre and more than 2,100 digital radio systems. Our major transmission routes incorporate Synchronous Digital Hierarchy technology. In fiscal 2003, we completed construction of an extensive Dense Wave Division Multiplexing (DWDM) network from South Hedland through Perth, Adelaide, Melbourne, Sydney, Brisbane and onto Cairns with links to Darwin and Tasmania as well.

In addition, we have selected suppliers for the provision of 10G/Bit DWDM systems in our network. We are examining proposals to implement this technology on the Perth to Adelaide, Adelaide to Melbourne, Melbourne to Sydney and Sydney to Brisbane routes when required. We are also examining potential lease options for these routes as an alternative to building our own capacity.

During fiscal 2003, we completed the installation of a second optical fibre cable from Victoria to Tasmania which will provide additional transmission capacity and further mitigate the risk of communications failure on key communications links to and from Tasmania.

Our international switching and transmission requirements are provided by REACH which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH operates the largest and most highly meshed IP backbone network in Asia and has investment interests in more than 50 submarine cable systems worldwide.

REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Public Switched Telephone Network (PSTN)

Australia's geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to more than 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH's international gateway switches and our intelligent network platforms provide advanced services including toll-free and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and Telstra has begun the deployment of this technology in regional Australia as part of its contract with the Commonwealth Government to improve communications in extended zones. This technology will soon be more widely used to provide telephony access for customers to whom traditional copper pair access is unavailable or impracticable. The application of such technologies is aimed at providing economic solutions to previously difficult situations while meeting service standards.

The PSTN supports voice, facsimile and data products and the rapid growth in popularity of the internet has changed PSTN usage, influencing capacity considerations. The Telstra PSTN now handles more minutes of data and internet traffic than voice traffic. The combination of new broadband access services and growth in dial-up internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term. This will provide a solid base for seamless transition to future convergent service provision.

Our network supports a range of switch features which facilitate voice calls. These could include products like Homeline™ Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (VPN). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.

The PSTN also supports many operator assisted service products such as directory assistance and CallConnect. We are seeking to enhance these services by automating them with new voice recognition technology.

Integrated Services Digital Network (ISDN)

ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as videoconferencing, internet access and EFTPOS.

The ISDN network is available to approximately 96 per cent of the Australian population. ISDN provides an end to end digital connection that allows Telstra to deliver minimum 64kbps connections to customers.

Intelligent network (IN) platforms

We operate a number of IN platforms that support a range of advanced services including:

- inbound services such as Freecall™ 1800, Priority® One3, Priority® 1300 and InfoCall® 190;
- calling cards (Telecard™);
- prepaid cards (Phoneaway®, Say G'Day™);
- information services numbers;
- number portability;
- advanced network routing; and
- screening functions.

Our inbound services are important to our major business customers because they support their call centre and customer service operations.

We also operate two additional IN platforms that provide the full range of enhanced features which support our mobile products.

Data networks

We operate a number of data networks including a:

- Switched Data Network (SDN);
- National Transaction Switching Network;
- Digital Data Network (DDN);
- Dial IP Platform; and
- Multi Protocol Label Switching (MPLS) Network.

Our SDN is comprised of approximately 575 switches linked to access multiplexers at more than 120 sites around Australia. The SDN provides:

- public packet switching data services suitable for a wide range of data applications;
- site-to-site and multi-site WAN connectivity;
- national coverage for frame-relay data services from 64kbps up to 45Mbps (subject to available transmission capacity); and
- national coverage for ATM data services, supporting access rates from 2Mbps to 622Mbps (subject to available transmission capacity).

SDN is also the backbone for the IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.

Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our ATM point to point connections currently range from 64kbps to 152Mbps. Our wholesale customers use the SDN as a key element of their own retail offerings.

Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.

Our DDN, with its fully integrated management system, provides dedicated secure site to site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (DAR) products.

In addition, the DDN is the underlying access infrastructure for Telstra's Accelerated Frame Relay product using its large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable the customer access into the SDN core network. DDN also supports the declared wholesale product of Data Access Radial which supplies the access for carriers to enable their customers to connect to their own retail offerings.

Our Dial IP platform supports dial-up access from the ISDN or public switched telephone networks to LANs, WANs and online data applications.

The new Wireless IP product provides easy mobile access to Telstra's IP Solutions via a GPRS capable device such as a mobile phone or a personal digital assistant (PDA) to streamline business for business that is on the move.

Internet Protocol (IP) networks

We operate a national internet backbone network. It is a fully IP-routed network which provides the backbone for all our Telstra Internet Direct services and all Telstra BigPond™ internet offerings, as well as Telstra Wholesale's internet products.

Our internet backbone network connects to the rest of the internet via the international links provided by REACH and connects domestically via peering links with its peer ISPs.

We operate two major internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including e-mail, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested internet content so that customers receive faster web page delivery and we are able to contain our internet traffic costs.

We have a platform supporting Telstra Wholesale and Telstra internet services. This has been used to provide a Telstra BigPond™ Home product with universal local call access across Australia. Telstra BigPond™ Home is now available throughout Australia with dial-up access at the cost of a local call.

We deliver our IP Metropolitan Area Network (MAN) and Telstra Ethernet MAN services through an MPLS network that has ethernet switches located in customer buildings and interconnected by a high speed network. IP MAN plus IP WAN together form the network to deploy our IP Solutions products. Telstra is offering a Government IP solution which provides a fibre based IP network for use by Government agencies in metropolitan and regional locations, as well as accelerating the provision of fibre based wideband services by non-Government customers.

We have also extended the core, carrier grade IP network known as the Routed Data Network to sites in metropolitan and some regional areas.

Broadband network

Telstra delivers broadband capability through a variety of technologies using cable modem, ADSL and satellite services.

Our hybrid fibre co-axial cable (HFC) broadband network passes approximately 2.5 million homes and approximately 70 per cent of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with nodes capable of serving up to 1,200 customers each.

The cable network is designed to provide two way transmission for interactive services and high speed data transfer up to 10Mbps. ADSL is a broadband access technology using existing PSTN access infrastructure with speeds up to 1.5Mbps (download) and up to 512kbps (upload). We have three very fast broadband service options available to customers in ADSL enabled areas in Australia:

- an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up the phone line or needing an additional line;
- an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and
- a service for ISPs to provide their customers with ADSL internet access.

Since August 2000, we have been rolling out our broadband services and we achieved our target coverage for fiscal 2003 of 955 ADSL enabled exchanges. We also offer satellite broadband services via both a two way satellite service and a satellite download/dialup backchannel in areas of Australia for customers who are unable to access broadband via cable or ADSL.

Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 98 per cent of the Australian population. We serve more than 6.5 million SIOs with these networks. Through CSL we also operate mobile services in Hong Kong.

In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2003, our GSM digital network in Australia had approximately 57 mobile switches and base station controllers and in the order of 3,800 base stations nationally. We are continuing to expand the capacity of the GSM network, with more than 200 new base stations established in fiscal 2003 to provide additional capacity and enhance depth of coverage.

The GPRS service is available in the vast majority of our GSM network and provides "always on" data access to WAP and internet information services, as well as access to corporate customers' LANs and intranets.

Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage around double the area of the GSM network. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2003, our CDMA digital network in Australia had approximately 26 mobile switches and base station controllers and there were in the order of 2,500 CDMA base stations nationally.

Electromagnetic energy (EME)

Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community.

We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and our employees.

We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.

Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 10 years we have invested more than A$10 million in this program.

An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-MAP™ software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP™ software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Australian carriers, through the Mobile Carriers Forum, have adopted a strategy incorporating the Telstra developed EME site management process to help ensure compliance with the ACA electromagnetic radiation framework and the Australian Communications Industry Forum (ACIF) code of practice for radiocommunications infrastructure deployment.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

- introducing new products to the market faster;
- further integrating our customer access technology and systems across channels; and
- reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

- sales and marketing;
- customer ordering and provisioning;

- online access for customers;
- billing and credit management;
- service assurance;
- workforce management; and
- back office processes.

We are focused on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers, we will focus on driving efficiency and adaptability across our delivery systems.

Information technology alliances

We have outsourced our data centre mainframe operations and a proportion of our midrange operations and applications maintenance and enhancement activities to IBM Global Services Australia Limited (IBM GSA) for a 10 year period from July 1997. In March 2001, we entered into major IT applications development outsourcing agreements with EDS (Australia) Pty Limited in relation to billing activities and shared databases and with Deloitte Consulting in relation to our enterprise resource planning stream which encompasses finance, personnel and administrative IT systems. In August 2002, we entered into a strategic relationship with Sun Microsystems Australia Pty Ltd for the supply of core online platforms and systems to create a single online operating environment.

On 28 August 2003, we entered into an agreement with IBM to sell our 22.6 per cent equity interest in IBM GSA for $153.5 million. The transaction was completed on 5 September 2003.

Property, plant and equipment

Overview

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own more than 5,300 freehold sites and occupy more than 6,600 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes. In August 2002, as a part of our comprehensive property strategy review, we sold seven office properties for A$570 million. We have entered into long term operating leases in relation to these properties.

Land access powers

The land access powers conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited to those inspections, maintenance and installation activities that will have a low impact on the surrounding environment. For activities not covered by the land access powers, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.

In some circumstances where we rely on the land access powers conferred by the Telecommunications Act to carry out construction activities, or where native title exists, compensation may be claimed against us.

Environmental issues

Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to

mitigate the potential for significant impacts. Each decommissioned plant is screened for hazardous substances such as polychlorinatedbiphenyls (PCBs) and chlorofluorocarbons (CFCs) prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. Sites to be divested undergo environmental screening prior to sale and, if appropriate, remediation.

There are no current significant environmental issues that impede the utilisation or integrity of our network operation.

Competition

Overview

Competition in Australia's telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra's services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Pty Limited (Optus), won the second carrier licence enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited (Vodafone) began offering those services over their own networks.

On 1 July 1997, the Commonwealth Government introduced the current regulatory regime which provides for open competition in Australia's telecommunications industry. Since then, there has been a significant increase in the number of carriage service providers that have entered the Australian telecommunications market. As at 30 June 2003, we supplied services to more than 620 wholesale customers that compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to growth in the overall telecommunication services market. We expect both these trends to continue but at lesser rates.

As at 30 June 2003, we estimate our retail market shares in the products and services we provide to be as follows: basic access services: 78 per cent; local calls: 76 per cent; domestic long distance minutes: 66 per cent; international long distance minutes: 53 per cent; mobile services: 46 per cent; internet services (narrowband): 27 per cent; internet services (broadband): 50 per cent; data revenue: 63 per cent (excluding ISDN); and subscription television services (FOXTEL): 57 per cent.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (AAPT) (fixed) and Primus Telecommunications (Australia) Pty Limited (Primus) (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business' telecommunications traffic to their own networks including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services.

Carriage service providers must provide their customers with call-by-call selection or "override" dialing and default choice or "preselection" in respect of national long distance, international calls and fixed-to-mobile calls, all of which further assist other carriage service providers to compete.

Wholesale originating and terminating access and transmission services are important for facilities-based provision of national long distance and international telephony services. The pricing of these services influences the development of some of the retail offerings of our competitors.

Competition already exists in the wholesale provision of transmission services on major domestic and international routes. The pricing of these services is dictated by commercial negotiation and is falling as new competitors enter the wholesale market. The regulatory processes also provide a framework to determine terms, conditions and pricing of transmission services, particularly on routes that are not fully competitive.

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration as at 30 June 2003 was approximately 72 per cent. As this level of market saturation increases, we expect the rate of further market penetration to slow for all carriers.

The composition of new subscribers is also changing as growth in subscriber acquisitions is driven more by pre-paid services, rather than the traditional post-paid contract customers. Increasingly, mobile service providers are looking to future growth in revenue from data usage by existing subscribers. There is evidence of strong growth in data usage which is currently driven by the popularity of SMS. Agreement between carriers for inter-carrier SMS between GSM and CDMA networks has facilitated this growth.

Over the past year, 3G commercial services were also launched by both Telstra and Hutchison 3G.

Data services

We offer a complete portfolio of traditional data services (such as Digital Data Service (DDS), ISDN and leased lines) as well as growth services such as frame relay and IP Solutions. The Australian data market is intensely competitive, with approximately 27 competitors.

Customers are increasingly substituting the more traditional data services with DSL or IP-based solutions and competition is most intense in these growth areas. Several DSL network providers are offering VPN over DSL services as an alternative to frame relay or leased line data connections . Others are also offering or trialling Voice over DSL (VoDSL), with a view to offering integrated voice and data bundles.

We work on engineering our data products and our customer support processes to establish a value proposition that will ensure Telstra's data products hold their own under these competitive conditions.

Internet access services

For internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The internet service provider market in Australia is diverse and highly competitive, with approximately 600 competing retail service providers. There has been some consolidation in this market over the past year and we would expect this trend to continue going forward.

We provide both dial-up and broadband internet access services. Broadband services are provided to end users by Telstra BigPond™ using ADSL, cable and satellite platforms. Telstra Wholesale provides industry participants with a variety of broadband offerings including DSL Layer 3, DSL Layer 2 and Virtual ISP Broadband. We also offer an ISDN internet access service as an alternative to standard PSTN dial-up to deliver faster internet speeds and recently released a new pricing plan for this product for both retail and wholesale customers.

Online services

Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.

We provide services under a range of brands including telstra.com®, Yellow Pages®, White Pages®, GOeureka™, Whereis® and CitySearch®.

Wholesale services

Telstra Wholesale currently has more than 620 customers including approximately 500 ISPs and 50 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for our customers such as PSTN interconnection, DAR, Telstra Wholesale Safe Internet and a number of ADSL products.

Since June 2001, we have moved from around 20 arbitrations before the ACCC to only two subscription television arbitrations. These involve C7 and TARBS. As at 30 June 2003, there was no litigation or regulatory arbitrations concerning Telstra Wholesale. This is a demonstration of the significant progress we have made in negotiating wholesale deals commercially and expeditiously during recent years.

Subscription television

The subscription television services market is competitive. FOXTEL (of which we own 50 per cent) is the leading subscription television provider in Australia, with approximately 835,000 subscribers (aggregating FOXTEL's direct subscribers and subscribers receiving resold FOXTEL services via Telstra) as at 30 June 2003. In addition, FOXTEL also supplies its programming to Optus on a wholesale basis, who supplies that programming to over 200,000 subscribers. Collectively, FOXTEL is now seen in over 1 million households.

FOXTEL is well positioned to compete on the basis of its brand and diverse program offerings delivered over both cable (via Telstra) and satellite. In fiscal 2003, FOXTEL continued its consistent history of annual growth with 4.4 per cent growth in subscribers (aggregating FOXTEL's direct subscribers and subscribers receiving resold FOXTEL services via Telstra) and 32 per cent growth when Optus wholesale subscribers are included. FOXTEL and Optus Vision are the main providers of subscription television services over cable in largely overlapping areas. FOXTEL also provides satellite services to homes not passed by our cable network.

Austar distributes subscription television through wireless and satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and Austar compete only in limited areas. While there are no restrictions on FOXTEL entering the Austar territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the Austar territory. Also, FOXTEL has licensed some programming to Austar on an exclusive basis in relation to most of the Austar territory. Other subscription television operators offer limited services.

Subscription television providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programs. Competition is currently based on a number of factors including programming, brand, price, marketing, service support and geographic scope of service delivery.

In September 1999, the ACCC declared an analogue cable subscription television broadcast carriage service. Two potential subscription television competitors have sought access under the declaration and we continue to be engaged in arbitration with these access seekers. The ACCC has not declared a digital service.

In March 2002, FOXTEL concluded a series of agreements, including one with Optus Vision to provide FOXTEL programming to Optus for transmission on its service. Under this agreement, FOXTEL took over responsibility for paying certain program content obligations of Optus. The agreement commenced operation on 1 December 2002. These agreements were approved by the ACCC in November 2002 subject to conditions that have been met by undertakings which cover the supply of FOXTEL services to third parties, third party access to Telstra and FOXTEL's analogue and digital platforms and requirements for Austar to provide its subscription television services to infrastructure owners.

The undertakings lodged by Telstra and FOXTEL in November 2002 in relation to analogue subscription television access cover price and non price terms and conditions for third party access seekers, and on 7 October 2003 the ACCC issued draft reports in which it indicated that its preliminary decision is to reject the Telstra and FOXTEL undertakings which addressed the concerns expressed by the ACCC in the draft reports.

The obligation to provide a digital subscription television access service is subject to either Telstra launching such a service commercially or the ACCC granting Telstra and FOXTEL exemptions from the operation of Part XIC of the Trade Practices Act 1974 (Cwth) (TPA) in relation to that service, and on 3 October 2003 the ACCC issued draft reports in which it indicated that its preliminary decision is to accept the Telstra and FOXTEL exemption applications subject to conditions. Telstra and FOXTEL are considering the draft reports, including whether the conditions are acceptable.

Also in March 2002, FOXTEL agreed to supply its service to Telstra in order for Telstra to resell the service as part of our bundled offerings along with our consumer telecommunications products. We obtained subscription television broadcasting licences via a wholly owned subsidiary and notified the ACCC of a technical third line force in relation to Telstra reselling the FOXTEL subscription television service as part of a bundle with our services. The ACCC approved the arrangements and on 1 December 2002, Telstra commenced bundling the FOXTEL subscription television services with our telecommunications products.

The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the number of companies offering a retail subscription television product (including Telstra) and much of this will be the FOXTEL product, either as a resale product or as content supplied from FOXTEL to other infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of subscription television.

In March 2003, Telstra also entered into an agreement with Austar to allow Telstra to resell Austar subscription television services to Telstra customers in regional Australia as part of our bundled offerings along with our consumer telecommunications products. In May 2003, Telstra lodged third line forcing notifications with the ACCC in relation to Telstra bundling its services with Austar services, and the ACCC indicated on 29 September 2003 that it has accepted those notifications.

The ACCC released a report in June 2003 on emerging market structures in the telecommunications sector. This report included a recommendation that Telstra should be forced to divest its investment in FOXTEL to increase competition in telecommunications markets. The Commonwealth Government has rejected this recommendation.

Advertising, Directories and Information Services

Our White Pages® and Yellow Pages® directories and related products (both print and online) are key advertising and contact information channels for Governments and businesses, in particular small and medium enterprises across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other domestic and international advertising businesses, local newspapers and direct marketing companies which also target a similar customer base.

Competing directory providers have access to carriage service provider subscribers contact details from the Integrated Public Number Database which we maintain as a requirement of our carrier licence.

Payphones

In our payphones business, we expect increasing competition due to new market entrants and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

- industry specific competition regulation;
- any to any connectivity;
- extensive industry specific consumer protection regulation;
- industry codes and standards under a self-regulatory regime;
- no limits on the number of carriers;
- carriage service providers with many of the same access rights and obligations as carriers; and
- limited carrier land access rights and statutory immunities.

Reviews were undertaken in fiscal 2001 and 2002 on some specific telecommunications regulations, with the most significant having been the Productivity Commission's review of telecommunications competition regulation.

Principal industry regulators

The Communications Minister is primarily responsible for telecommunications industry policy and legislation.

The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.

The ACCC administers the TPA which regulates competition generally and includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and Telstra retail price control arrangements.

The Australian Communications Authority (ACA) is responsible for regulating the non- competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

- carrier licensing;
- technical regulation;
- quality of service;
- the customer service guarantee;
- priority assistance;
- network reliability framework;
- preselection, numbering and number portability;
- the universal service obligation;
- the digital data service obligation;
- spectrum management; and
- industry codes and standards.

The ACA may give written directions to carriers, carriage service providers and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licence conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.

Both the ACCC and the ACA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACA. However, both the ACCC and the ACA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, carriage service providers and other industry participants. These activities mainly relate to matters affecting:

- consumers;
- inter-carrier operations;
- interconnection and performance of networks;
- radio;
- environmental issues; and
- customer equipment and cabling.

The ACA may register such codes under the Telecommunications Act, direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or carriage service provider does not comply, it may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant has agreed, which include non-monetary "public censure" sanctions.

The codes registered under Part 6 of the Telecommunications Act with the ACA as at 30 June 2003 relate to:

- the handling of life threatening and unwelcome calls;
- call charging and billing accuracy;
- end-to-end network performance;
- preselection;
- commercial churn;
- calling number display;
- complaint handling;
- customer information on prices, terms and conditions;
- billing;
- credit management;
- customer transfer;
- local and mobile number portability;
- unconditioned local loop service network deployment rules;
- integrated public number database, data provider, data user and IPND manager;
- emergency call services;
- deployment of radiocommunications infrastructure; and
- SMS.

The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most carriage service providers unless exempted by the ACA.

Carriers, carriage service providers and content service providers

We are a carrier, carriage service provider and a content service provider.

A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence.

A carriage service provider is a person who supplies a telecommunications service to the public using network infrastructure owned by a carrier.

A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or carriage service provider must not engage in anti-competitive conduct in breach of the competition rule. A carrier or carriage service provider may breach the competition rule if it:

- contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or
- has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or carriage service provider has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or carriage service provider.

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or carriage service provider for penalties or damages.

To issue a competition notice (Part A or Part B), the ACCC need only have a reason to believe that there is a breach of the competition rules rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier's or carriage service provider's competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.

A carrier or carriage service provider may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:

- it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and
- the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or carriage service provider a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or carriage service provider does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at any time. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or carriage service provider to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or carriage service provider complies with the advisory notice. Also, a court may have regard to the ACCC's opinion in determining whether a carrier or carriage service provider is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

No competition notices remain in force against Telstra, nor were any issued in fiscal 2003.

Information gathering powers

The ACCC may seek information from carriers or carriage service providers with substantial market power in the telecommunications industry concerning charges for products and services, including in Telstra's case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place financial record-keeping rules. These accounting rules require detailed six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules but only in relation to retail services.

2000 Productivity Commission review

The Productivity Commission commenced a review of the industry specific competition regulation in the TPA in June 2000 and submitted its final report to the Minister (the Treasurer) in late calendar 2001. In its final report, the Productivity Commission recommended the retention of the telecommunications-specific competition regulation only on the basis that a review of the ACCC's decision to issue a competition notice was subject to merits review. In addition, the Productivity Commission recommended certain changes to the telecommunications access regime under Part XIC, much of which was designed to encourage the speedy resolution of arbitration decisions.

Telecommunications (Competition) Act 2002

The Commonwealth Government's response to the Productivity Commission's report resulted in amendments to the TPA introduced through the Telecommunications (Competition) Act 2002 which came into effect in December 2002. The key changes were:

- the removal of merits review of ACCC decisions in arbitrations about the terms upon which carriers supply declared services. ACCC decisions in relation to final arbitral determinations were previously subject to appeal on merits to the Australian Competition Tribunal. Appeal rights on ACCC decisions on access undertakings were, however, retained;

- the introduction of pre-investment or "safe harbour" provisions to provide certainty to carriers over regulatory risk associated with new infrastructure investment. We have sought to utilise these provisions in respect of the digitisation of our subscription television cable network; and

- the ACCC was required to publish model price and non-price terms of supply of the core services which carriers supply of PSTN interconnect, local call resale and unconditioned local loop services.

In response to these changes, in January 2003 we lodged access undertakings with the ACCC setting out the prices upon which we are willing to supply these core PSTN services to other carriers until fiscal 2006. The ACCC has

yet to decide whether to accept or reject our undertakings. If the ACCC rejects our undertakings, we have the right to seek merits review of that decision by appeal to the Australian Competition Tribunal.

In June 2003, the ACCC published a draft determination of its model price and non-price terms of supply of the core PSTN services. The draft model prices are significantly below the "rack rate" prices we lodged in our access undertakings in January 2003. The ACCC has yet to publish its final determination of its model price and non-price terms, however if the final determination reflects the prices contained in the draft determination then this would indicate that the ACCC is likely to reject our access undertakings. Were the prices in the draft determination to prevail in the wholesale market, there would be likely to be downward pressure on our wholesale revenues from these core services and on our retail revenues from local call, long distance and international services due to increased price competition at the retail level.

Accounting Separation

On 24 April 2002, the Communications Minister announced that a series of additional regulatory measures would be introduced in response to the Productivity Commission's report. The Minister stated that the Commonwealth Government will be requiring accounting separation of our wholesale and retail arrangements in order to ensure our wholesale arm treats all retail providers in an equitable fashion.

On 19 June 2003, the Minister for Communications issued his final Accounting Separation Direction to the ACCC requiring it to issue record keeping rules giving effect to that direction. We are currently reviewing the ACCC Record Keeping Rules. Included in this work is the requirement upon Telstra to update our regulatory accounting records from historic to current cost, which will impose some resource costs on us. Preparation of the regulatory accounts for the core PSTN services of PSTN interconnection, local call resale and the unconditioned local loop will provide a basis for comparison in relation to any existing regulated prices for these products. It will, however, be several years before completely accurate current cost accounts can be produced. The interim reports to be published from late calendar 2003 will be based upon a large number of assumptions, will need to be treated with caution as to their exact meaning and may be open to interpretation.

An additional requirement under the accounting separation rules will be for Telstra to publish imputation test results for various PSTN services including basic access, locals calls, national long distance, international long distance and fixed to mobile services. An imputation test measures whether an efficient competitor of Telstra can compete against our retail product offering, based on our retail price and an assessment of the efficient wholesale and retail costs to the competitor of providing the service. In the context of the Accounting Separation obligations, these costs will be determined by the information in our regulatory accounts.

A further requirement relating to the Accounting Separation obligations will be for the ACCC to publish a series of metrics that compare our performance in terms of new service connections and fault rectification for both wholesale and retail customers. We are required by law to provide equivalent service and believe that these metrics will demonstrate our compliance. However, because wholesale customers represent a small and non-random sample of the Telstra customer base, statistical anomalies are possible and could be subject to misinterpretation.

It is possible that, as a result, we could be subjected to increased regulatory intervention.

Another requirement relating to the Accounting Separation obligations will be for the ACCC to publish information about the state of competition in relation to services for business customers. It is not yet clear what information might be in these reports.

Retail price restrictions

The Commonwealth Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005.

CPI-X or CPI+X price restrictions

We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5 per cent. If the CPI is less than 4.5 per cent, we are required to reduce our prices accordingly. Previously this cap was set at CPI less 5.5 per cent and the group of services was much broader and included connections, line rental, mobile calls and leased line charges.

We have scope to increase line rental charges by up to CPI+4 per cent. This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that we should be permitted to increase the line rental charge to cover costs, while at the same time reducing call prices which have, in the past, subsidised the below cost line rental.

Connection services continue to be capped so that the charge for them increases by no more than the CPI.

The ACCC has powers to monitor and report on our compliance with price controls.

Local call charges

We and other carriage service providers must offer untimed local calls to:

- residential and charity customers for all local calls; and
- business customers for local voice calls.

We are not permitted to charge more than 40 cents (including GST) for a local call from a public payphone. We are not permitted to charge more than 22 cents (including GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We offer reduced rates for local calls with some of our service plans.

We continue to be obliged to ensure that:

- our average price for untimed local calls provided to residential/charity customers in nonmetropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and
- our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.

Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999, we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge.

Access

The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.

Declaration of services

The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be "declared services". Carriers and carriage service providers have a qualified right to acquire declared services from other carriers and carriage service providers.

Carriers and carriage service providers must comply with "standard access obligations"

Unless exempted by the ACCC, carriers and carriage service providers who supply declared services to themselves or anyone else must comply with "standard access obligations". They must provide the declared services to carriers, carriage service providers or content service providers who require them in order to provide telecommunications services or content services to end users.

Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.

Current declared services

The services which have been listed as declared by the ACCC include:

- originating and terminating access for domestic PSTN and ISDN, GSM and CDMA mobile telecommunications networks;
- transmission capacity on all routes (except links between mainland capital cities) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher Mbps;
- digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);
- an unconditioned local loop service using unconditioned copper wire in our customer access network;
- local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);
- local carriage services (in effect, this is local call resale);
- analogue cable subscription television broadcast carriage service; and
- the spectrum sharing service (also known as "line sharing").

Terms and conditions of access

A carrier or carriage service provider may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking (including the relevant terms and conditions) has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra's supply of its telephony services. The only two arbitrations in which we are currently involved concern analogue subscription television services. However, it may be that in the future some of our wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service.

The ACCC has wide discretion in access disputes to deal with matters relating to access to the declared service and may terminate an arbitration in certain circumstances.

ACCC decisions in relation to undertakings are currently subject to appeal on the merits to the Australian Competition Tribunal. However, in December 2002 the Commonwealth Government removed merits appeal rights from the ACCC's final decisions in arbitrations (although transitional arrangements preserved merits appeal rights in relation to the two subscription television arbitrations).

Access pricing

The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.

The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that

the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (TSLRIC) of providing the service.

In January 2003, we lodged access undertakings with the ACCC setting out the prices upon which we are willing to supply the core PSTN services of PSTN interconnect, local call resale and unconditioned local loop services. The ACCC's decision on whether to accept or reject the undertakings is not expected until late 2003.

In June 2003, the ACCC published its draft determination of its model price and non-price terms of supply of these core services. The ACCC is not expected to publish its final determination until late September or October 2003.

In September 2003, we lodged an access undertaking with the ACCC setting out the price at which we are willing to supply the spectrum sharing service. This undertaking will be assessed by the ACCC in due course.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less "average retail" (or avoidable) costs in any access dispute. Future pricing of local call resale is likely to be determined through the current access undertakings process.

PSTN originating/terminating access

The ACCC has issued final pricing principles for PSTN originating and terminating services based on TSLRIC principles. Future pricing of PSTN access is also likely to be determined through the current access undertakings process.

Mobile terminating access

The prevailing regulatory pricing methodology for mobile terminating access services is still the retail benchmarking method. Under this approach, each mobile carrier's access prices are linked to its own retail price movements and it was envisaged that retail price competition would lead to wholesale prices falling at the same rate as retail prices for mobile services provided by a mobile carrier.

The ACCC recently announced the commencement of an inquiry into the regulation of mobile services and released a broad discussion paper covering the declared mobile access services, as well as domestic and international intercarrier roaming and 3G services. The main issue relates to the regulation of mobile terminating access services. The public consultation process is currently underway. In its discussion paper, the ACCC indicated that a draft report would be issued in September 2003, to be followed by the final report in late 2003.

PSTN termination to non-dominant carriers

The ACCC has issued final pricing principles for PSTN termination to non-dominant carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of non-dominant networks. The ACCC also found that where a non- dominant PSTN network has costs significantly lower than those of Telstra's TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles. Future pricing of ULL services is also likely to be determined through the current access undertakings process.

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or "line sharing") on 30 August 2002. We are unaware of the approach that will be used by the ACCC in determining the appropriate price for the service.

Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

- its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;
- information relating to the operation of its networks; and
- its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are colocated on towers and in underground ducts, unless the ACA finds that collocation is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network but has not done so to date.

Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.

Carrier licences

Carrier licences are issued by the ACA. The annual charge for a carrier licence is currently A$10,000 plus a pro rata revenue-based contribution to industry regulatory costs.

All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently requires us to:

- provide operator and directory assistance services;
- annually produce, publish and provide an alphabetical telephone directory;
- establish and maintain an integrated public number database and provide access to the database to all carriage service providers;
- ensure reductions in connection and annual charges for certain basic telecommunications services of at least specified amounts if a customer does not rent a handset from us for use with that service;
- have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;
- provide resale (for a limited time) of and/or roaming on our analogue service to the operators of proposed new digital mobile networks on commercially negotiated or arbitrated terms and conditions;
- extend an equivalent mobile service to those areas previously served by the analogue network (we are providing this through our CDMA network);
- develop, implement and maintain a priority assistance policy and have processes, systems and practices in place to ensure that those customers with a life threatening medical condition can be identified and provided with priority assistance; and
- monitor and publicly report on the reliability of Telstra's network in designated geographical areas of Australia and, where necessary, take appropriate action to remediate a customer's service.

Carriage service provider obligations

A carriage service provider that provides certain basic telecommunications services must provide or arrange for the provision of:

- itemised billing services;
- operator services; and
- directory assistance services to end users.

We must provide operator and directory assistance services to carriage service providers on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A carriage service provider must supply information for the integrated public number database.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

- inspect the land to determine whether the land is suitable for the carrier's purposes;
- install a facility on the land; and
- maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

- the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;
- the facility has been determined to be a "low impact facility" by the Communications Minister (for example, specified types of underground conduit and cable); or
- the facility is a temporary defence facility.

If we engage in these activities, we must take reasonable steps to restore the relevant land and may be liable to pay compensation to land owners for financial loss or damage suffered by them as a result of our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities installation activities.

Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.

No limitation of tort liability

The ACA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.

Number portability

Number portability allows customers to switch certain services to another carriage service provider but keep the same telephone number.

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

- local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;

- inbound number portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000;
- mobile number portability became available from 25 September 2001; and
- the ACCC has directed the ACA to implement premium rate number portability. Telstra will work with industry to progress this.

Terms and conditions of supply are negotiated or arbitrated

The terms and conditions on which carriage service providers supply number portability are set by commercial negotiation or arbitration.

The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or carriage service provider should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

Mobile number portability

The ACCC's final report on mobile number portability pricing principles only allows us to recover from other carriers or carriage service providers our efficiently incurred transit costs of providing mobile number portability from other carriers or carriage service providers.

Preselection and override codes

Preselection allows customers, while connected to a carriage service provider, to specify another carriage service provider to provide some telecommunications services. Override codes allow a customer to select a different carriage service provider on a call-by-call basis.

Currently, carriage service providers must provide for the preselection of one carriage service provider for the following voice calls:

- national long distance calls;
- fixed-to-mobile calls;
- international calls; and
- some operator services.

An override function for these voice calls must also be provided.

The terms and conditions for provision of preselection are as agreed between the carriage service providers.

In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

Interception

Carriers are required by law to cooperate with law enforcement agencies in Australia. They must also, unless exempted by the Communications Minister, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services are capable of being intercepted. Moreover, carriers are required to bear the capital and ongoing costs of implementing interception capability in their networks.

Universal service and digital data service obligations

As the primary universal service provider, we have an obligation to fulfill the universal service obligation (USO) throughout the whole of Australia. This means that we must ensure that standard telephone services, payphones and

any prescribed carriage service (of which none have been prescribed) are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business.

As part of this obligation, we must make special customer equipment available to people with disabilities and offer interim telephone services in certain circumstances where there will be an extended delay in connecting or repairing a fault with a standard telephone service.

We are also a digital data service provider and have an obligation to fulfill the digital data service obligation (DDSO) throughout the whole of Australia. This requires us to ensure that all people in Australia have reasonable access to a digital data service with a data speed broadly equivalent to 64kbps. We fulfill the DDSO through the supply of ISDN services, to which at least 96 per cent of the Australian population have access, and through the supply of BigPond™ satellite one way services for the remainder of the population.

In our roles as the primary universal service provider and digital data service provider, we are required to submit plans to the ACA and the Communications Minister for their approval which set out how we will progressively fulfill the USO and DDSO throughout Australia. Telstra's approved USO Policy Statement, USO Standard Marketing Plan and Digital Data Service Plans are available from our web site at www.telstra.com.au/universalservice and www.telstra.com.au/corporate/ddsp.htm.

The Communications Minister may determine a system to select carriers to be the primary universal service providers or regional universal service provider for all or some universal services for particular years.

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy in the course of fulfilling the USO and DDSO are required to be shared among all carriers. The Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) provides that a universal service provider's net universal service cost, as assessed by the ACA, is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a universal service reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.

However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999 (Cwth), the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance - he has determined costs for fiscal 2003 as A$234.1 million, fiscal 2004 as A$231.7 million and fiscal 2005 as A$211.3 million.

As the primary universal service provider, we receive no contribution from other carriers for any non-recognised USO costs.

Customer service guarantee (CSG)

At the direction of the Communications Minister, the ACA has made mandatory standards for carriage service providers (including Telstra) in relation to the provision and repair of standard telephone services and the keeping of customer appointments associated with these activities.

These customer service standards have been in effect since 1 January 1998. A revised CSG Standard came into effect in July 2000 which clarified that the new standard only applied to eligible customers with five or less standard telephone services and tightened some connection and restoration timeframes.

In accordance with the CSG Standard:

- we will connect a new standard telephone service within timeframes that range between two working days (where a telephone service has recently been working at the new premises and can be automatically re-connected) and a maximum of 20 working days (where new Telstra network infrastructure has to be provided). The actual timeframe may also be dependant upon whether the CSG customer is located in an urban, rural or remote location; and

- we will repair a CSG service in set timeframes according to the customer's location, which is either one, two or three full working days for customers located in urban, rural and remote areas respectively.

As from 1 January 2003, we reduced our connection timeframes in minor rural and remote locations where Telstra infrastructure does not exist from six months to 20 working days.

The damages payable under the CSG Standard include:

- for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and

- for a delayed connection or repair, A$12 for residential customers and A$20 for business customers for each working day of delay up to five working days and A$40 per working day of delay after that.

Damages cannot exceed A$25,000 per customer for each contravention.

If we have reason to believe that an event has occurred that is reasonably likely to result in us being liable to pay damages to a customer for a breach of the CSG Standard, we will notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period. This is the case irrespective of whether the customer has claimed those damages.

The Minister issued a draft direction in June 2003 to amend the CSG Standard and sought comments from industry and Telstra has provided a response to this draft direction.

Priority Assistance

The Communications Minister made an amendment to our carrier licence conditions in May 2002 requiring Telstra to implement arrangements for maximising service continuity to priority customers. As part of these arrangements, we must develop, implement and maintain a documented priority assistance policy and have processes, systems and practices in place to ensure that priority customers can be identified and provided with priority assistance in accordance with Telstra's priority assistance for individuals policy.

The Communications Minister approved Telstra's policy on 17 June 2002. The policy aims to provide eligible residential customers, who have a diagnosed life-threatening medical condition with a high risk of rapid deterioration and whose life may be at risk without access to a fully operational phone service, with the highest level of service practicably available at the time on the connection and repair of standard telephone services.

Telstra customers need to substantiate their eligibility or the eligibility of someone else residing at their premises, with certification from a medical practitioner or an authorised person.

Priority customers are entitled, unless circumstances make it unreasonable, to have a first standard telephone service connected and a fault with a nominated standard telephone service repaired within 24 hours in urban and rural areas and within 48 hours in remote areas. In addition, priority customers receive 24 hour, seven days a week service for fault management, handling and repair. Where these timeframes cannot be met, we will offer eligible priority customers the choice between an interim priority service and an alternative service, for example call diversion to another telephone number of their choice. As part of our licence condition, we must undertake a communications strategy to generate public awareness and advise customers of priority assistance. As at June 2003, we had recorded approximately 140,000 priority customers.

Network Reliability Framework

The Network Reliability Framework (NRF) is an outcome of the Telecommunications Service Inquiry (Besley Inquiry) which was conducted during 2000. The Inquiry recommended to the Communications Minister that the ACA be required to monitor fault rates in our network in order to identify reliability problems.

The NRF was introduced through an amendment to our carrier licence conditions, which took effect from 1 January 2003, and embraces CSG telephone services only –generally, those telephone services that are provided to customers with five or less standard telephone services.

The NRF is a compliance and reporting framework that aims to improve the reliability of our network at three different levels:

- Level 1 - 44 geographical areas throughout Australia, which are based on Telstra's work regions. We are required to provide a monthly report to the ACA on the percentage of CSG services with no faults and the average percentage of service availability for each geographical area. This information is also made publicly available on our web site at www.telstra.com.au/servicereports;

- Level 2 - the exchange service area (ESA) level, of which there are approximately 5,000 throughout Australia. We are required to provide monthly reports to the ACA of those ESAs where a predetermined number of CSG services (which is dependent upon the total number of CSG services in the ESA) have had one or more faults in each of the two preceding calendar months. The ACA can request further information from us regarding the performance of a particular ESA and may seek to have remedial action undertaken to reduce the incidence of faults in a particular ESA; and

- Level 3 - the individual service level. We are required to take reasonable action to prevent a CSG service from experiencing four or more faults in a rolling 60 day period or experiencing five or more faults in a year. Where either of these thresholds is breached, we are required to investigate the reason for the breach, undertake such remediation as is necessary and report the contravention to the ACA.

The NRF adds to the range of consumer safeguards already in place, for example the USO, CSG Standard and priority assistance.

Supply terms and conditions

Under a determination made by the ACA, since March 2000 carriage service providers that formulate a standard form of agreement relating to the supply to an ordinary customer of designated goods and services have been required to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Hong Kong Telecommunications Regulatory Information

We own 50 per cent of REACH which, through its wholly owned subsidiaries including REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong. We also own CSL which conducts a cellular mobile business in Hong Kong. CSL holds a Public Radiocommunication Service licence which covers the establishment, maintenance and operation of a cellular network in Hong Kong. CSL also holds a third generation mobile services licence.

Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and CSL must comply.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally contained in the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of internet services.

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 as an independent Government department and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance.

The TA's powers include:

- issuing licences;

- making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;

- requiring a licensee to comply with the terms of its licence and any applicable legislation; and

- to suspend or revoke licences as enforcement measures or for the protection of the public interest.

Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world. Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions.

On 9 July 2003, the Telecommunications (Amendment) Bill 2002 was passed by the Legislative Council of the Hong Kong Special Administrative Region. The purpose of the Bill is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to issue binding directions to carrier licensees when certain changes in the ownership of, or the control of, a carrier licensee occur which, in the TA's opinion, have or are likely to have the effect of substantially lessening competition in a telecommunications market.

New Zealand Telecommunications Regulatory Information

On 9 April 2003, Telstra acquired full ownership of TelstraClear Limited, the second largest full service carrier in New Zealand. Below is a brief outline of the New Zealand telecommunications regulatory regime.

Telecommunications Act 2001

Throughout the 1990s, the telecommunications sector in New Zealand was subject to a "light-handed" regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to regulate and monitor telecommunications competition and to promote the entry of new competitors into the market on an efficient and sustainable basis. That approach finally changed with the introduction of the Telecommunications Act 2001.

The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand. The Act introduces a number of functions for the New Zealand Commerce Commission (Commission) to perform an expanded telecommunications sector-specific regulatory role. In summary, these functions are to:

- make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services and also on price in the case of designated services;

- determine the net cost and apportionment (amongst industry players) of Telecommunications Service Obligations and monitor the Telecommunications Service Provider's (Telecom) compliance with its Telecommunications Service Obligations (broadly, a USO);

- recommend to the Minister the desirability of regulating additional services where considered necessary; and

- propose and approve telecommunications access codes relating to designated and specified services for the telecommunications industry.

Determinations by the Commission under the Telecommunications Act 2001

To date, the Commission has made two final determinations under the Telecommunications Act 2001. They are for interconnection between Telecom and TelstraClear's PSTN network (final determination dated 5 November 2002) and for wholesale (resale) of a range of Telecom's business retail services (final determination dated 12 May 2003). Telecom and TelstraClear have both sought price review determinations as a follow-on to each of those final determinations and these are proceeding. The Commission has also made a draft determination for interconnection between Telecom's fixed PSTN and Callplus (dated 4 July 2003).

The Commission is in the process of making draft determinations on residential resale (for TelstraClear) and wholesaling (for CallPlus). The Commission has also decided to determine the apportionment of costs in implementing local and mobile number portability in response to a joint application (from TelstraClear, WorldxChange, CallPlus, Compass and iHug).

Licensing Regime

New Zealand has no licensing regime for telecommunications carriers. The Telecommunications Acts of 1987 and 2001 enable a registered network operator to enjoy certain rights of access to public land to install telecommunications equipment. Registration is not mandatory.

Competition Provisions

The Commerce Act 1986 is New Zealand's generic competition legislation outlawing anti-competitive conduct in all industries and is enforceable by the Commission and by market participants.

Investments in controlled entities

Below is a list of our investments in controlled entities

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2003	2002	**2003**	2002
		$m	$m	**%**	%
Parent entity	Australia				
Telstra Corporation Limited	Australia	-	-	-	-
Controlled entities					
Telecommunications Equipment Finance Pty Ltd *	Australia	-	-	-	-
Telstra Finance Limited	Australia	-	-	**100.0**	100.0
Telstra Corporate Services Pty Ltd	Australia	**6**	6	**100.0**	100.0
Transport Communications Australia Pty Ltd*	Australia	**4**	4	**100.0**	100.0
Telstra ESOP Trustee Pty Ltd *	Australia	-	-	**100.0**	100.0
Telstra Growthshare Pty Ltd *	Australia	-	-	**100.0**	100.0
On Australia Pty Ltd (2)	Australia	**11**	11	**100.0**	100.0
Telstra Media Pty Ltd	Australia	**381**	347	**100.0**	100.0
Telstra Multimedia Pty Ltd	Australia	**2,678**	1,720	**100.0**	100.0
Telstra International Limited	Australia	**84**	84	**100.0**	100.0
Telstra OnAir Holdings Pty Ltd*	Australia	**302**	302	**100.0**	100.0
• TelstraOnAir Infrastructure Holdings Pty Ltd*	Australia	-	-	**100.0**	100.0
..................• Telstra 3G Spectrum Holdings Pty Ltc	Australia	-	-	**100.0**	100.0
Telstra New Wave Pty Ltd	Australia	**1**	1	**100.0**	100.0
• Hypertokens Pty Ltd*	Australia	-	-	**100.0**	100.0
• Customer Contact Technologies Pty Ltd *	Australia	-	-	**100.0**	-
• Data & Text Mining Technologies Pty Ltd *	Australia	-	-	**100.0**	-
• Lyrebird Technologies Pty Ltd *	Australia	-	-	**100.0**	-
Telstra Holdings Pty Ltd	Australia	**7,293**	5,810	**100.0**	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited	China	-	-	**100.0**	100.0
• Telstra Holdings (Bermuda) No. 2 Limited	Bermuda	-	-	**100.0**	100.0
............• Telstra CSL Limited (formerly Joint Ventu .... (Bermuda) No. 2 Limited) (	Bermuda	-	-	**100.0**	100.0
• Bestclass Holdings Ltd	British Virgin Islands	-	-	**100.0**	100.0
• Hong Kong CSL Limited	Hong Kong	-	-	**100.0**	100.0
• Integrated Business Systems Limited	Hong Kong	-	-	**100.0**	100.0
• One2Free Personalcom Limited	Hong Kong	-	-	**100.0**	100.0
• CSL Limited	Hong Kong	-	-	**100.0**	100.0
• RWC, HK Limited (2)	Hong Kong	-	-	-	100.0
• Telstra Holdings (Bermuda) No 1 Limited	Bermuda	-	-	**100.0**	100.0
• Telstra International HK Limited	Hong Kong	-	-	**100.0**	100.0
• Telstra IDC Holdings Limited	Bermuda	-	-	**100.0**	100.0
• Telstra Japan Retail K.K.	Japan	-	-	**100.0**	100.0
• Telstra Singapore Pte Ltd	Singapore	-	-	**100.0**	-
• Telstra Wholesale Inc. (2)	United States	-	-	-	100.0
• Mobitel (Pvt) Limited	Sri Lanka	-	-	-	60.0
• Telstra New Zealand Limited (2)	New Zealand	-	-	-	100.0
• Telstra Global Limited	United Kingdom	-	-	**100.0**	100.0
• Telstra Europe Limited	United Kingdom	-	-	**100.0**	100.0
• PT Telstra Nusantara	United Kingdom	-	-	**100.0**	100.0

(continued over page)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2003	2002	**2003**	2002
		$m	$m	**%**	%
Controlled entities (continued)					
• Telstra Inc.	United States	-	-	**100.0**	100.0
• Telstra India Private Limited	India	-	-	**100.0**	100.0
• NDC New Zealand Limited	New Zealand	-	-	**100.0**	100.0
• TelstraClear Limited	New Zealand	-	-	**100.0**	58.4
• Saturn Communications Limited (2)	New Zealand			-	100.0
• Paradise.Net Limited (2)	New Zealand			-	100.0
• Kiwi Cable Company Limited (2)	New Zealand			-	100.0
• Netlink Limited (2)	New Zealand			-	100.0
• TelstraSaturn Holdings Limited	New Zealand			**100.0**	100.0
• CLEAR Communications Limited	New Zealand			**100.0**	100.0
• CLEAR Communications (Australia) Pty Ltd (2)	Australia			-	100.0
• ZFREE Limited (2)	New Zealand			-	100.0
• ZTALK Limited (2)	New Zealand			-	100.0
Telstra Communications Limited	Australia	**29**	29	**100.0**	100.0
• Telstra Australia (Saudi) Company Limited (2)	Saudi Arabia	-	-	**50.0**	50.0
Telstra Rewards Pty Ltd*	Australia	**14**	14	**100.0**	100.0
• Telstra Visa Card Trust (3)	Australia	-	-	**100.0**	100.0
• Qantas Telstra Card Trust (3)	Australia	-	-	**100.0**	100.0
• Telstra Visa Business Card Trust (3)	Australia	-	-	**100.0**	100.0
Telstra Media Holdings Pty Ltd	Australia	**29**	29	**100.0**	100.0
• Telstra Enterprise Services Pty Ltd	Australia	-	-	**100.0**	100.0
• Telstra Limited	New Zealand	-	-	**100.0**	100.0
• Telstra Pay TV Pty Ltd	Australia	-	-	**100.0**	100.0
Telstra CB Holdings Limited	Australia	**898**	898	**100.0**	100.0
• Telstra CB.net Limited	Australia	-	-	**100.0**	100.0
• Telstra CB.Com Limited	Australia	-	-	**100.0**	100.0
• Telstra CB.fs Limited	Australia	-	-	**100.0**	100.0
• InsNet Pty Ltd	Australia	-	-	**100.0**	100.0
• Australasian Insurance Systems Pty Ltd	Australia	-	-	**100.0**	100.0
• TRC Computer Systems Pty Ltd	Australia	-	-	**100.0**	100.0
• DBA Limited	Australia	-	-	**100.0**	100.0
• Brokerlink Pty Ltd	Australia	-	-	**81.3**	81.3
• DBA Computer Systems Pty Ltd	Australia	-	-	**100.0**	100.0
• Brokerlink Pty Ltd	Australia	-	-	**18.7**	18.7
• Unilink Group Pty Ltd	Australia	-	-	**100.0**	100.0

(continued over page)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2003	2002	**2003**	2002
		$m	$m	**%**	%
Controlled entities (continued)					
Sensis Pty Ltd (formerly Pacific Access Pty Ltd) (1)	Australia	**121**	121	**100.0**	100.0
• CitySearch Australia Pty Ltd*	Australia	-	-	**100.0**	100.0
• CitySearch Canberra Pty Ltd*	Australia	-	-	**100.0**	100.0
• Telstra Retail Pty Ltd*	Australia	-	-	**100.0**	100.0
• Sensis Holdings Pty Ltd (formerly Telstra Retail Services Pty Ltd (1)*	Australia	-	-	**100.0**	100.0
• Pacific Access Enterprises Pty Ltd*	Australia	-	-	**100.0**	100.0
• WorldCorp Holdings (S) Pte Ltd (2)	Singapore	-	-	**100.0**	100.0
• WorldCorp Publishings Pte Ltd (2)	Singapore	-	-	**100.0**	100.0
Network Design and Construction Limited	Australia	**177**	177	**100.0**	100.0
• NDC Global Holdings Pty Ltd	Australia	-	-	**100.0**	100.0
• NDC Telecommunications India Private Limited	India	-	-	**100.0**	100.0
• PT NDC Indonesia	Indonesia	-	-	**95.0**	95.0
• NDC Global Philippines, Inc	Philippines	-	-	**100.0**	100..0
• NDC Global Services (Thailand) Limited	Thailand	-	-	**49.0**	49.0
• NDC Global Holdings (Thailand) Limited	Thailand	-	-	**90.4**	90.4
• NDC Global Services (Thailand) Limited	Thailand	-	-	**51.0**	51.0
• NDC Global Services Malaysia Sdn. Bhd	Malaysia	-	-	**100.0**	100.0
• NDC Global Services Pty Ltd	Australia	-	-	**100.0**	100.0

(a) The amounts recorded are before any provision for reduction in value.

* These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the ASIC.

(1) The following entities changed names during fiscal 2003:

- Pacific Access Pty Ltd changed its name to Sensis Pty Ltd on 19 August 2002;
- Telstra Retail Services Pty Ltd changed its name to Sensis Holdings Pty Ltd on 20 March 2003; and
- Joint Venture (Bermuda) No. 2 Limited changed its name to Telstra CSL Limited on 12 March 2003.

(2) As at 30 June 2003, the following companies were in voluntary liquidation:

- OnAustralia Pty Ltd;
- Telecom Australia (Saudi) Company Ltd;
- WorldCorp Holdings (S) Pte Ltd; and
- WorldCorp Publishing Pty Ltd.

The following companies were liquidated during fiscal 2003:

- Saturn Communications Limited on 7 August 2002;
- Paradise.Net Limited on 7 August 2002;
- Netlink Limited on 7 August 2002;
- ZFREE Limited on 7 August 2002;
- ZTALK Limited on 7 August 2002;
- CLEAR Communications (Australia) Pty Ltd on 30 September 2002;
- Kiwi Cable Company Limited on 11 November 2002;
- Telstra New Zealand Limited on 11 November 2002;
- RWC, HK Limited on 4 April 2003; and
- Telstra Wholesale Inc. on 30 June 2003.

(3) Telstra's involvement with these trusts will be dissolved during fiscal 2004.

Directors

As at the date of this Information Memorandum, our directors are as follows:

Name	Age	Position	Year of initial appointment	Year last re-elected[1]
Robert C Mansfield	52	Chairman	1999	2002
John T Ralph	70	Deputy Chairman	1996	2000
Zygmunt E Switkowski[2]	55	Chief Executive Officer and Managing Director	1999	-
Samuel H Chisholm	63	Director	2000	2002
Anthony J Clark	64	Director	1996	2002
John E Fletcher	52	Director	2000	-
Belinda J Hutchinson	50	Director	2001	-
Catherine B Livingstone	47	Director	2000	2002
Charles Macek	56	Director	2001	-
Donald G McGauchie	53	Director	1998	2001
William A Owens	63	Director	2001	-
John W Stocker	58	Director	1996	2001

(1) Other than the Chief Executive Officer, one third of directors are subject to re-election by rotation each year.

(2) On 27 August 2003, the Telstra board of directors re-appointed the Chief Executive Officer, Zygmunt E Switkowski, for a further term until 31 December 2007.

A brief biography for each of the directors is presented below.

Robert C Mansfield - AO, BCom, FCPA
Age 52
Chairman
Director since November 1999 and Chairman since January 2000

Chairman, CDS Technologies Pty Ltd; Director, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Ltd, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv (ACU)
Age 70
Deputy Chairman
Director and Deputy Chairman since October 1996

Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Member, Board of Melbourne Business School. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited and Director of BHP Billiton Ltd and BHP Billiton plc.

Zygmunt E Switkowski - BSc (Hons), PhD, FAICD
Age 55
Chief Executive Officer and Managing Director
Chief Executive Officer and Managing Director since March 1999

Dr Switkowski has been Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd. He is a Director of Reach Ltd, FOXTEL and the Business Council of Australia.

Samuel H Chisholm
Age 63
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990-1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FAICD
Age 64
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992–1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher – FCPA
Age 52
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Ltd from 10 September 2001. Formerly Chief Executive and Managing Director of Brambles Industries Ltd (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson – BEc, FCA
Age 50
Director since November 2001

Director, Energy Australia Limited, TAB Ltd, QBE Insurance Group Limited, Crane Group Ltd, St Vincent's and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry and has been associated with the Macquarie Bank since 1993. Ms Hutchinson was an Executive Director of Macquarie Bank and was previously a Vice President of Citibank Ltd.

Catherine B Livingstone – BA (Hons), FCA, FTSE
Age 47
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Rural Press Ltd and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University. Formerly Managing Director of Cochlear Ltd and Director of Goodman Fielder Ltd until 19 March 2003.

Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 56
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd, Financial Reporting Council (FRC) and Centre for Eye Research Australia Ltd; Director, Famoice Technology Pty Ltd and Wesfarmers Ltd; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also Chairman and Director of IOOF Holdings Ltd. Mr Macek has had a long association with the finance and investment industry.

Donald G McGauchie
Age 53
Director since September 1998

Chairman, Rural Finance Corporation of Victoria and Telstra Country Wide Advisory Board; Deputy Chairman, Ridley Corporation Ltd; Director, Reserve Bank of Australia; National Foods Limited and James Hardie Industries NV. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government including the Prime Minister's Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie - Terrick West Estate.

William A Owens - BS Maths, BA, MA, MBA (Hons)
Age 63
Director since November 2001

Chairman and Chief Executive Officer, Teledesic LLC; Vice-Chairman, ICO Global Communications (Holdings) Ltd; Director, Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc, Metal Storm Ltd, BAT Ltd, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc, WFI Networks Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 58
Director since October 1996

Chairman, Grape and Wine Research and Development Corporation and Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd. Formerly Chief Scientist, Commonwealth of Australia.

Senior management

The executive officers who are not directors are:

Name	Position	Year appointed to a GMD position	Year appointed to Telstra
Bruce Akhurst	Group Managing Director, Telstra Wholesale and Telstra Broadband & Media and Group General Counsel	1999	1996
Douglas Campbell	Group Managing Director, Telstra Country Wide and Telstra Technology	1992	1989
David Moffatt	Group Managing Director, Finance & Administration and Chief Financial Officer	2001	2001
Ted Pretty	Group Managing Director, Telstra Consumer and Marketing	2000	1997
Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968
Bill Scales	Group Managing Director, Regulatory Corporate and Human Relations and Chief of Staff	2002	2000
David Thodey	Group Managing Director, Telstra Business and Government	2001	2001

A brief biography of each of the executive officers who are not directors is as follows:

Bruce J Akhurst - BEc (Hons), LLB

Mr Akhurst joined Telstra as General Counsel in 1996 and became Group Managing Director, Legal & Regulatory in 1999. He assumed responsibility for Telstra Wholesale in 2001. In January 2003, Mr Akhurst became Group Managing Director, Telstra Wholesale and Telstra Broadband & Media. Mr Akhurst's portfolio includes the nationwide wholesale network of Telstra Wholesale; Australia's biggest internet service provider, BigPond™; the company's interest in subscription television provider FOXTEL; and the wholly-owned advertising and directory business, Sensis. Mr Akhurst is also Group General Counsel and a member of the boards of Hong Kong mobile carrier CSL and FOXTEL. Prior to his role at Telstra, Mr Akhurst was managing partner of a national law firm.

Douglas C Campbell - BEng, FAICD

Mr Campbell has 30 years experience in the telecommunications industry. He has previously served in a number of Group Managing Director positions including Wholesale & International and Network and Technology. He was appointed Group Managing Director, Telstra Country Wide in June 2000 and added the position of Group Managing Director, Telstra Technology to his portfolio in August 2002. He has also been the Deputy Managing Director of Telecom and President of Canadian National Communications. He is a Fellow of the Australian Institute of Company Directors.

David Moffatt - BBus (Mgt), FCPA

Mr Moffatt joined Telstra in February 2001 as Group Managing Director, Finance & Administration and Chief Financial Officer. Prior to joining Telstra, Mr Moffatt was Chief Executive Officer, General Electric – Australia and New Zealand. Prior to that, he was CEO, GE Capital - Australia and New Zealand where he planned and managed GE Capital's entry into Australia and New Zealand.

Ted N Pretty - BA, LLB (Hons)

Prior to joining Telstra, Mr Pretty was a director of Optus Communications and an adviser to BellSouth Corporation. Mr Pretty was previously a partner in one of Australia's leading telecommunications, regulatory and media law firms. Mr Pretty was initially appointed to the position of Managing Director of the International Division of Telstra, responsible for Telstra's investments and operations worldwide, then appointed Group Managing Director, Convergent Business and later Group Managing Director, Telstra Retail prior to his current appointment in January 2003.

Michael Rocca – DipEng, MBA, AICD

Mr Rocca was appointed to the position of Group Managing Director, Infrastructure Services in August 2002, responsible for the strategic management of Telstra's service delivery to more than 10 million customers nationwide. Prior to his current assignment Mr Rocca held a range of posts during his 34 year career with Telstra including being managing director of a number of engineering and service organisations within the Company.

Bill Scales – AO, BEc, FIPAA

Mr Scales joined Telstra in November 2000 as Managing Director, Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations on 1 August 2002 responsible for the management of human resources, corporate and political relations, employee communications and Chief of Staff to the CEO. In January 2003, Mr Scales took on additional responsibilities for regulatory affairs and was appointed Group Managing Director, Regulatory, Corporate and Human Relations and Chief of Staff.

Prior to joining Telstra, Mr Scales was Secretary of the Victoria Department of Premier and Cabinet. He was for six years Chairman and CEO of the Industry Commission and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, Mr Scales held general management positions in the manufacturing sector.

David Thodey - BA

Mr Thodey joined Telstra in April 2001 as Group Managing Director, Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Business and Government in January 2003 and is now responsible for the company's corporate, Government, large and small business customers. Before joining Telstra, Mr Thodey was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM.

Mr Thodey is the Chairman of TelstraClear in New Zealand and is also the Chairman of the IT Skills Hub (incorporating the IT & Titab). He holds a Bachelor of Arts in Anthropology and English from Victoria University in New Zealand. Mr Thodey attended the Kellogg Post-Graduate School General Management Program at Northwestern University in Chicago.

Following the organisational changes announced by the Company on 3 September 2003, the following changes to the executive officers of the Company have been announced with effect from 1 October 2003:

- Mr Ted Pretty has been appointed Group Managing Director, Telstra Technology, Innovation and Products;
- Mr Doug Campbell returns to heading Telstra Country Wide;
- Mr David Moffatt is appointed Group Managing Director, Telstra Consumer and Marketing and President, International; and
- Mr John Stanhope, currently Director of Finance, is appointed Chief Financial Officer and Group Managing Director, Finance & Administration.

In July 2002 Gerry Moriarty, former Group Managing Director, Infrastructure Services completed service with us and in February 2003 Dick Simpson, former President, International completed service with us.

Business address

The business address for each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia

Legal Proceedings

We are involved in routine litigation. Governmental authorities and other parties frequently threaten us with legal proceedings.

In November 2002, Seven Network Limited and C7 Pty Limited ("Seven") commenced litigation against us and various other parties in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Cooperation Agreement) and other matters. Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. The matter is proceeding before the courts but is unlikely to have any material effect on our overall business or financial position.

We do not consider that there are any other current proceedings which could materially adversely affect our overall business or financial position.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Australian Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and Telstra in particular under the Telstra Act, the TPA, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

The Commonwealth as shareholder

At the end of fiscal 2003, the Commonwealth owned approximately 50.1 per cent of our shares. The Telstra Act precludes any reduction in the Commonwealth's voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1 per cent interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth's ownership below this level. There can be no assurance that the Commonwealth would be willing to subscribe for additional shares in us and our ability to raise additional equity capital could be constrained as a result.

In June 2003, the Commonwealth Government announced its intention to proceed with the introduction of legislation to sell the Commonwealth's remaining 50.1 per cent interest in Telstra. Telstra's board and management have consistently supported full privatisation of the Company and welcomed the announcement.

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

- annual provision of our three-year corporate plan;
- interim financial statements, if requested by the Communications Minister; and
- reports regarding significant proposed events, including corporate restructurings, acquisitions; and

- divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary committees.

The Communications Minister has the power under the Telstra Act to give us, after consultation with our board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act. The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Australian Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders' meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned Government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act 1997 (Cwth) and our constitution.

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

- the Telstra Act;
- the Telecommunications (Consumer Protection and Service Standards) Act 1999;
- the TPA; and
- the Telecommunications Act.

The Commonwealth's role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry.

We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its expenditure on our services in fiscal 2003 was approximately A$400 million. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services. This has resulted, and may continue to result, in a reduction of business being awarded to us.

Adoption of International Accounting Standards

The Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, for financial years beginning on or after 1 January 2005. The adoption of IFRS will first be reflected in Telstra's financial reporting for the half year ending 31 December 2005 and full year ending 30 June 2006.

The transition to IFRS could have material impact on Telstra's financial position and reported results, however it is not possible to quantify the impact at this time. The company has established a project team to manage the convergence to IFRS.

Capitalisation and indebtedness

The following table shows our capitalization using amounts calculated in accordance with AGAAP extracted from our audited consolidated financial statements for fiscal 2003.

	As at 30 June 2003
	(in millions) A$
Short-term debt [1]	1,323
Total Short-term debt	1,323
Long-term debt	
Telecom/Telstra bonds (unsecured)	2,403
Loans (unsecured)	8,403
Cross currency swap hedge payable	426
Total long-term debt	11,232[2]
Shareholders' equity	
Ordinary shares (12,866,600,200 fully paid ordinary shares issued)	6,433
Reserves	(150)
Retained earnings[3]	9,137
Minority interests	2
Total shareholders' equity	15,422
Total capitalisation [4]	27,977

(1) *Includes the current portion of long-term debt. $1,303 million of short- term debt is unsecured and unguaranteed. $20 million of finance leases are secured but unguaranteed.*

(2) *Long term debt is unsecured and unguaranteed.*

(3) *On 28th August 2003, we declared a dividend of A$0.12 per ordinary share payable on 31 October 2003.*

(4) *Total capitalisation consists of short-term debt, long-term debt and shareholders' equity, including minority interests.*

(5) *Except as described above, there has been no material change in the consolidated capitalisation or indebtedness of the Company since 30 June 2003.*

(6) *The position regarding contingent liabilities and guarantees is contained in the section headed "Contingent liabilities and contingent assets."*

On 28 August 2003, we announced plans, subject to regulatory approvals, to buy back between A$800 million to A$1 billion worth of the Company's shares through an off-market tender process. For shareholders who decide to retain their holdings, the share buyback is expected to increase earnings per share and to increase return on equity through the overall deduction in capital. The share buyback is being undertaken as part of the Company's program of capital management and the return of this capital will not prejudice the ability of the Company to take advantage of profitable opportunities. The buyback is expected to be completed by the end of December 2003.

Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2003. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities as at 30 June 2003. Except as described below, there has been no material change in the contingent liabilities and guarantees of the Company since 30 June 2003.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. As at 30 June 2003, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

- Indemnities to financial institutions to support bank guarantees to the value of $276 million (2002: $311 million) in respect of the performance of contracts.

- Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $249 million (2002: $219 million).

- Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $7 million (2002: $nil) and a requirement that the entity remains our controlled entity.

- Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $247 million (2002: $422 million).

- Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the remaining term of the finance leases (average 13 years). The lease payments over the remaining period of the lease amount to $1,042 million (US$698 million) (2002: $1,256 million (US$709 million)).

- During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBM GSA), with our pro rata 26 per cent share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBM GSA bankers, or directly to IBM GSA customers. Our shareholding in IBM GSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6 per cent during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBM GAS during fiscal 2000. As at 30 June 2003, $142 million (2002: $142 million) of the $210 million guarantee facility remains unused.

- Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2003, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $1 million (2002: $58 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong

(OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond was equal to the minimum annual fees payable by the OFTA for five years.

On 22 October 2002, a revised performance bond of $38 million (HK$200 million) was issued to the OFTA with a duration of four years. A one year waiver has been granted to HK CSL. In addition, this bond was issued with indemnity from the Telstra Entity. At 30 June 2003, this amount has been included within indemnities to financial institutions in respect of the obligations of our controlled entities.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $25 million (US$17 million) (2002: $30 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of standby equity call, TGL may be liable to contribute an additional $102 million (US$68 million) (2002: $120 million (US $68 million)) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $716 million (US$480 million) (2002: $850 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $106 million (US$71 million) (2002: $175 million (US$99 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $74 million (US$38 million), which was applied against the principal of the loan.

On 24 September 2003, Telstra announced that it has agreed to sell its 20.4 per cent shareholding in MGTI. This sale is expected to be completed within three months of that date and is subject to obtaining various regulatory approvals and the satisfaction of certain other conditions.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements related to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures.

ASIC deed of cross guarantee

The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

Telstra Corporation Limited, Telstra Holdings Pty Ltd, Telstra International Limited, Telstra Communications Limited, Telstra New Wave Pty Ltd, Telstra Multimedia Pty Ltd, On Australia Pty Ltd, Telstra Media Holdings Pty Ltd, Network Design and Construction Limited, Sensis Pty Ltd (formerly Pacific Access Pty Ltd), Telstra CB Holdings Limited, Telstra CB.net Limited, Telstra CB.Com Limited, Telstra CB.fs Limited, InsNet Pty Ltd, Australasian Insurance Systems Pty Ltd, TRC Computer Systems Pty Ltd, DBA Limited, Brokerlink Pty Ltd, DBA Computer Systems Pty Ltd, Unilink Group Pty Ltd, Telstra Media Pty Ltd, Telstra Enterprise Services Pty Ltd, Telstra Pay TV Pty Ltd, NDC Global Holdings Pty Ltd, NDC Global Services Pty Ltd, Telstra Corporate Services Pty Ltd and Telstra Finance Limited (as trustee to the deed of cross guarantee).

Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up.

Selected Financial Information

This section contains certain information extracted from our[1] audited consolidated financial statements for fiscal 1999 to 2003.

The table below includes historical profit and loss information extracted from our audited statutory financial statements adjusted where necessary to conform with presentation in fiscal 2003.

Our selected data is from the following sources:

- financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with AGAAP; and
- statistical data represents management's best estimates.

Financial data

	Year ended 30 June				
	2003	**2002**	2001	2000	1999
	(in millions, except per share amounts)				
	A$	**A$**	A$	A$	A$
Statement of Financial Performance Data					
Amounts in accordance with AGAAP:					
Revenue from ordinary activities	**21,700**	**20,928**	23,086	20,567	18,220
Expenses from ordinary activities (excluding depreciation, amortisation and interest expense) [4]	**12,446**	**11,319**	13,149	11,942	9,820
Depreciation and amortisation	**3,447**	**3,267**	2,871	2,646	2,502
Profit before income tax expense	**4,928**	**5,446**	6,297	5,349	5,320
Net profit	**3,394**	**3,650**	4,061	3,673	3,488
Net profit available to Telstra Entity shareholders	**3,429**	**3,661**	4,058	3,677	3,486
Earnings per share [2]	**0.27**	**0.29**	0.32	0.29	0.27
Earnings per ADS [2]	**1.35**	**1.42**	1.58	1.43	1.35
Dividends provided for or paid [3]	**3,345**	**2,830**	2,445	2,316	4,247
Dividends per share [2]	**0.27**	**0.22**	0.19	0.18	0.33
Dividends per ADS [2]	**1.35**	**1.10**	0.95	0.90	1.65
Statement of Financial Position Data (at year end)					
Amounts in accordance with AGAAP:					
Total assets	**35,599**	**38,219**	37,473	30,339	27,682
Current interest-bearing liabilities	**1,323**	**1,896**	2,604	3,316	2,265
Non-current interest-bearing liabilities	**11,232**	**12,481**	11,386	6,505	4,946
Shareholders' equity/net assets	**15,422**	**14,106**	13,722	11,602	10,294

	Year ended 30 June				
	2003	**2002** (in millions)	2001	2000	1999
	A$	**A$**	A$	A$	A$
Revenue from ordinary activities comprises:					
Sales revenue	**20,495**	**20,196**	18,679	19,343	17,571
Interest received/receivable	**84**	**126**	103	62	49
Revenue from sale of assets/investments	**859**	**302**	3,303	842	330
Dividends revenue	**1.0**	**1.0**	16	12	13
Miscellaneous revenue	**261**	**303**	985	308	257
	21,700	**20,928**	23,086	20,567	18,220
Expenses from ordinary activities (excluding depreciation and amortisation, and interest expense) includes:					
Book value of assets/investments sold	**661**	**307**	2164	503	308

(1) *Refers to Telstra Corporation Limited and its controlled entities as a whole. A controlled entity is one in which the Telstra Group is able to dominate decision making, directly or indirectly, in relation to the financial and operating policies of that entity to enable that other entity to operate with Telstra in pursuing the objectives of the Telstra Group.*

(2) *Calculated based on 12,866,600,200 shares. Basic earnings per share for each year was the same as diluted earnings per share.*

(3) *During the year ended 30 June 2003, we paid dividends of A$3,345 million (2002/2003 interim ordinary dividend, 2002/2003 special dividend and 2001/2002 final ordinary dividend).*

(4) *Includes our share of equity accounted net losses of associates.*

Glossary

1xRTT (One Times Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

ACA: Australian Communications Authority

ACCC: Australian Competition and Consumer Commission

Access line: a fixed or wireless local access connection between a customer's premises and a carrier's local switch

ACIF: Australian Communications Industry Forum

ACT: Australian Capital Territory

ADS: American depositary share

ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing phone lines

AGAAP: generally accepted accounting principles in Australia

ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation

ASX: Australian Stock Exchange Limited

ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals

Broadband network: a network to support subscription television and online services

Carriage service provider: a person that supplies a telecommunications service to the public using Carrier network infrastructure

Carrier: a licensed owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission

Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn (where expressed as an activity): the transfer of a customer's telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth: Commonwealth of Australia

Corporations Act and Australian Corporations Act: Corporations Act 2001 (Cwth)

CSG: customer service guarantee

CSL: Hong Kong CSL Limited

DDSO: digital data service obligation

Declared Services: a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries

EFTPOS: electronic funds transfer at point of sale

EME: electromagnetic energy

Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol

Government: the Government of the Commonwealth of Australia

GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and e-mail at any time

GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission

HFC: hybrid-fibre coaxial

IN: intelligent network

IP: internet protocol

ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video

ISP (Internet Service Provider): an internet service provider provides the link between an end user and the internet by means of a dial-up or broadband service. An ISP is also likely to provide help desk, web hosting and e-mail services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider

LAN (local area network): a short distance data communications network used to link computers and other equipment

Number portability: the ability of end users to keep their telephone number when they change their telephone service provider

Preselection: the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed to mobile services. Preselection is on a "permanent" basis when the customer selects a provider for all calls placed without an override code

PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service

REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited

SDN: switched data network

SMS: short messaging service

TCW: Telstra Country Wide

Telecommunications Act: Telecommunications Act 1997 (Cwth)

Telstra: Telstra Corporation Limited and its controlled entities as a whole

Telstra: a registered trade mark of the Telstra Entity

Telstra Act: Telstra Corporation Act 1991 (Cwth)

Telstra Entity: Telstra Corporation Limited

TIO: Telecommunications Industry Ombudsman

TPA: Trade Practices Act 1974 (Cwth)

TSLRIC: total service long run incremental cost

ULL (Unconditioned Local Loop): one or more twisted copper pairs between the exchange and the network boundary at a customer's premises

US: United States of America

USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

WAN: wide area network

WAP: wireless application protocol

WDM: wave division multiplexing

WHO: World Health Organisation

Wireless Local Loop: a range of radio technologies used to provide fixed access to customers in lieu of copper

™: Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

®: Registered Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

^: Iridium is a registered Trade Mark of Iridium Satellite LLC

: RiskMetrics is a registered Trade Mark of Benfield Greig Australia Pty Ltd

*****: CHESS is a registered Trade Mark of McDonnell Information Systems Group Plc

Terms and Conditions of the Notes

Contents

The following are the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be endorsed on each Note in definitive bearer form, or incorporated by reference in or otherwise apply to each Note in registered form, issued under the Program. The terms and conditions applicable to any notes in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under "Summary of provisions of Euro Notes while in Global Form" below.

Part 1 Introduction

1 Introduction

1.1 Program

Telstra Corporation Limited (ABN 33 051 775 556) ("**Issuer**") has established a debt issuance program for the issuance of up to euro 8,000,000,000 (or equivalent in other currencies) in aggregate principal amount of Notes. This limit may be increased from time to time.

1.2 Pricing Supplement

Notes issued under the Program are issued in Series. Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the first payment of interest). Each Tranche is the subject of the Pricing Supplement which supplements, amends or replaces these Conditions. In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement prevails.

1.3 Issue documentation

Subject to applicable Directives, the Issuer may issue Notes under the Program in any applicable country including Australia, New Zealand and countries in Europe and Asia (but not the United States). Notes issued in bearer form into capital markets outside Australia, New Zealand and the United States will be issued under the Euro Fiscal Agency Agreement and have the benefit of the Deed of Covenant. Notes issued in registered form into the Australian and New Zealand capital markets will be issued under the Australian Note Deed Poll and the New Zealand Note Deed Poll respectively. Notes issued in other jurisdictions outside the United States will be made pursuant to such documentation as the Issuer considers appropriate and in agreement with the Program Documents and relevant Directives.

1.4 The Notes

All subsequent references in these Conditions to "Notes" are to the Notes which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Noteholders during normal business hours at the Specified Office of the Issuer or the relevant Agent.

1.5 Summaries

Certain provisions of these Conditions are summaries of the Euro Fiscal Agency Agreement, the Australian Registry Services Agreement, the New Zealand Registry Services Agreement and other Program Documents and are subject to their detailed provisions. The Noteholders and Couponholders are bound by, and are taken to have notice of, all the provisions of the relevant Agency Agreement applicable to them. A copy of the relevant Agency Agreement is available for inspection by Noteholders during normal business hours at the Specified Offices of each of the Issuer and the relevant Agents.

1.6 Interpretation

Defined terms and interpretation provisions are set out in Condition 32 ("Interpretation").

Part 2 Form, Denomination and Title

2 Form

2.1 Bearer or registered

The Notes are issued as Bearer Notes or Registered Notes as specified in the applicable Pricing Supplement.

2.2 Definitive Bearer Notes

Definitive Bearer Notes are serially numbered and (other than in the case of Zero Coupon Notes) are issued:

(a) with Coupons attached;

(b) if specified in the relevant Pricing Supplement, with Talons for further Coupons attached; and

(c) if repayable in instalments, with Receipts for the payment of the instalments of principal (other than the final instalment) attached.

2.3 Registered Notes and Global Notes

Registered Notes and Global Notes do not have Coupons, Talons or Receipts attached on issue.

2.4 Zero Coupon Notes

In these Conditions in relation to Zero Coupon Notes, references to interest (other than in relation to interest due after the Maturity Date), Coupons, Couponholders and Talons are not applicable.

2.5 Exchange of Bearer Notes and Registered Notes not permitted

Bearer Notes may not be exchanged for Registered Notes and *vice versa*.

3 Denomination

The Notes may be issued (in the case of Bearer Notes) in one or more Specified Denominations and (in the case of Registered Notes) must be issued in a single Specified Denomination.

Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

4 Currency

The Notes may be denominated in any Specified Currency, subject to compliance with all applicable legal, regulatory and central bank requirements.

5 Status

5.1 Status of the Notes

The Notes constitute direct, unsubordinated and (subject to Condition 6 ("Negative Pledge")) unsecured obligations of the Issuer.

5.2 Ranking of Notes

The Notes rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

6 Negative pledge

6.1 Negative pledge

So long as any Notes of any Series remain Outstanding the Issuer must not create or permit to subsist any Security Interest upon the whole or any part of its present or future property or assets to secure any:

(a) Relevant Indebtedness; or

(b) guarantee by the Issuer of Relevant Indebtedness of third parties, unless in each case:

(i) at the same time or prior thereto it secures the Notes equally and rateably with that Relevant Indebtedness; or

(ii) granting or procuring to be granted such other Security Interest in respect of its obligations under all Notes of all Series as may be approved by an Extraordinary Resolution of the Noteholders.

6.2 Associated definitions

In Condition 6.1:

Relevant Indebtedness means any obligation in respect of moneys borrowed or raised which is in the form of or evidenced by any note, bond, debenture, or other similar debt instruments which is, or are capable of being, listed, quoted, ordinarily dealt in or traded on any recognised stock exchange, over the counter or other securities markets.

Security Interest means any mortgage, charge, pledge, lien or other security interest (other than one arising by operation of law).

7 Title

7.1 Scope of this condition

This Condition 7 ("Title") does not apply to Australian Domestic Notes or New Zealand Domestic Notes.

7.2 Bearer Notes

Title to Bearer Notes, Receipts and Coupons passes by delivery.

7.3 Recognition of interests

Subject to Condition 7.4 ("Global Notes"), and except as otherwise required by law, the Issuer and the Euro Fiscal Agent must treat the bearer of any Bearer Note, Receipt or Coupon as the absolute owner of the Bearer Note, Receipt or Coupon.

This Condition applies whether or not a Note is overdue and despite any notice of ownership or writing on a Note or notice of any previous loss or theft of it.

7.4 Global Notes

For so long as a Note is represented by a Global Note held on behalf of a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer and the Euro Fiscal Agent must treat:

(a) for the purposes of payment of principal or interest on the principal amounts of those Notes, the bearer of the relevant Global Note as the holder of the principal amount of those Notes in accordance with and subject to the terms of the relevant Global Note; and

(b) for all other purposes, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of a Global Note as the holder of the principal amount of those Notes.

Any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Global Notes standing to the account of any person is conclusive and binding for all purposes, except in the case of manifest error.

---

8 Title to Australian and New Zealand Domestic Notes

8.1 Defined terms

In this Condition 8, "**Note**" means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

8.2 Registered form

Each Note takes the form of an entry in the Register. No certificate will be issued in respect of it, unless the Issuer determines that certificates should be made available or that they are required by law.

8.3 Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:

(a) a separate and individual acknowledgment to the Noteholder by the Issuer of the indebtedness of the Issuer to that Noteholder;

(b) an unconditional and irrevocable undertaking by the Issuer to the Noteholder to make all payments of principal and interest in respect of the Note in accordance with these Conditions; and

(c) an entitlement to the other benefits given to the Noteholders under these Conditions in respect of the relevant Note.

8.4 Register conclusive as to ownership

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note, subject to correction for fraud or error.

8.5 Non-recognition of interests

Except as required by law, neither the Issuer nor the Registrar is required to recognise:

(a) a person as holding a Note on any trust; or

(b) any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right.

8.6 Joint holders

Where two or more persons are entered in the Register as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Issuer is not bound to register more than four persons as joint holders of a Note.

Part 3 Transfers

9 Transfers of Australian and New Zealand Domestic Notes

9.1 Defined terms

In this Condition 9, "**Note**" means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

9.2 Transfers in whole

Notes may be transferred in whole but not in part.

9.3 Compliance with laws

Notes may only be transferred if:

(a) in the case of Australian Domestic Notes, the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding moneys lent by the transferor or its associates) or the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors pursuant to Part 6D.2 of the Corporations Act; and

(b) the transfer complies with any other applicable Directives.

9.4 Transfer procedures

Unless Notes are entered in the Austraclear System or the Austraclear New Zealand System, as the case may be, application for the transfer of Notes must be made by the lodgment of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be:

(a) duly completed;

(b) accompanied by any evidence as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Note; and

(c) signed by both the transferor and the transferee.

Notes entered in the Austraclear System or the Austraclear New Zealand System, are transferable only in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

Part 4 Interest

10 Fixed Rate Notes

10.1 Application

This Condition 10 ("Fixed Rate Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

10.2 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, as specified in Condition 13.2 ("Interest Rate")) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrears on each Interest Payment Date, subject as provided in Condition 16.4 ("Payments on business days").

10.3 Fixed Coupon Amount

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on that date will amount to the Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, will amount to the Fixed Coupon Amount for the relevant Specified Denomination.

10.4 Calculation of interest payable

The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified is calculated by applying the Interest Rate to the principal amount of the Notes, multiplying the product by the relevant Day Count Fraction.

11 Floating Rate Note and Variable Interest Notes

11.1 Application

This Condition 11 ("Floating Rate Note and Variable Interest Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

11.2 Interest on Floating Rate Notes and Variable Interest Notes

Each Floating Rate Note and Variable Interest Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrear:

(a) on each Interest Payment Date; or

(b) if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date, or, in the case of the first Interest Payment Date, after the Interest Commencement Date, subject, in each case, as provided in Condition 16.4 ("Payments on business days").

11.3 Interest Rate

The Interest Rate payable in respect of a Floating Rate Note and Variable Interest Notes must be determined in the manner specified in the applicable Pricing Supplement.

11.4 ISDA Determination

If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate. For the purposes of this condition, "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement;

(b) the Designated Maturity is a period specified in the relevant Pricing Supplement; and

(c) the relevant Reset Date is either:

(i) if the relevant Floating Rate Option is for a currency other than Sterling, the second London business day before the first day of that Interest Period; or

(ii) in any other case, as specified in the relevant Pricing Supplement.

For the purposes of this definition, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

11.5 Screen Rate Determination

If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time. However:

(a) if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the Screen Rate is the rate calculated by the Calculation Agent as the arithmetic mean of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or, in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or

(b) if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but there is an obvious error in that rate, Screen Rate means:

(i) the rate the Calculation Agent calculates as the arithmetic mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date; or

(ii) where the Calculation Agent is unable to calculate a rate under sub-paragraph (b)(i) because it is unable to obtain the necessary number of quotes, the rate the Calculation Agent calculates is the arithmetic mean of the rates (being the nearest equivalent to the Reference Rate) in respect of an amount that is representative for a single transaction in that market at that time quoted by two or more institutions chosen by the Calculation Agent in the Relevant Financial Centre at the Relevant Time on the date on which those banks would customarily quote those rates for a period commencing on the first day of the Interest Period to which the relevant Interest Determination Date relates for a period equivalent to the relevant Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith at approximately 11:00am on that day and in an amount that is representative for a single transaction in the market at that time; or

(c) if the relevant Pricing Supplement specifies an alternate method for the determination of the Screen Rate Determination, then that alternate method will apply.

11.6 Index Linked Interest Notes

If the Index Linked Interest Note Provisions are specified in the relevant Pricing Supplement as being applicable, the Interest Rate(s) applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

11.7 Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, then the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

11.8 Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable on or after determining the Interest Rate in relation to each Interest Period, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each Floating Rate Note and Variable Interest Note. The amount of

interest payable must be calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount by the applicable Day Count Fraction.

11.9 Calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

11.10 Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the relevant Registrar, the relevant Agent and the relevant Noteholders and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed as soon as possible of:

(a) each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b) any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.

The Calculation Agent must give notice under this Condition 11.10 as soon as practicable after such determination but (in the case of each Interest Rate, the amount of interest payable and Interest Payment Date) in any event not later than the fourth day of the relevant Interest Period. Notice must also be given promptly to Noteholders.

The Calculation Agent may amend any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed and the Noteholders after doing so.

11.11 Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions (including the Interest Rate for any Interest Period and the amount of interest payable for any Interest Period in respect of any Note) is, in the absence of manifest error, final and binding on the Issuer, each Noteholder, the relevant Registrar, the relevant Agent and the Calculation Agent.

12 Dual Currency Notes

12.1 Application

This Condition 12 ("Dual Currency Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

12.2 Interest Rate

If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable must be determined in the manner specified in the applicable Pricing Supplement.

13 Partly Paid Notes

13.1 Application

This Condition 13 ("Partly Paid Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

13.2 Interest Rate

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest accrues on the paid up principal amount of those Notes as specified in the applicable Pricing Supplement.

14 General provisions applicable to interest

14.1 Late payment of Notes (other than Zero Coupon Notes)

Interest ceases to accrue as from the due date for redemption of a Note (other than a Zero Coupon Note) unless upon due presentation (in the case of a Bearer Note) or demand (in the case of a Registered Note) payment of the Redemption Amount is not made, in which case interest continues to accrue on it (both before and after any demand or judgment) at the rate then applicable to the outstanding principal amount of the Note or any other default rate specified in the relevant Pricing Supplement until the date whichever is the earlier of:

(a) the date on which the relevant payment is made to the relevant Noteholder; or

(b) the seventh day after the date on which the relevant Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

14.2 Late payment of Zero Coupon Notes

If the Redemption Amount payable in respect of any Zero Coupon Note is not paid when due, the Redemption Amount is an amount equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) whichever is the earlier of:

(i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder; and

(ii) the day on which the Principal Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

14.3 Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement):

(a) all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b) all amounts denominated in any currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards (save in the case of Japanese Yen which will be rounded down to the nearest Yen);

(c) all figures must be rounded to five significant figures (with halves being rounded up); and

(d) all amounts that are due and payable must be rounded to the nearest sub-unit (with halves being rounded up). In this Condition 14.3, "**sub-unit**" means, in the case of any currency other than euro, the lowest amount of that currency available as legal tender in the country of that currency and, in the case of euro, means one cent.

15 Redemption

15.1 Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Final Redemption Amount unless:

(a) the Note has been previously redeemed; or

(b) the Note has been purchased and cancelled; or

(c) the Pricing Supplement states that the Note has no fixed maturity date.

15.2 Early redemption for taxation reasons

The Issuer may redeem the Notes in a Series in whole (but not in part) before their Maturity Date at their Early Redemption Amount (Tax) if the Issuer is required under Condition 20.2 ("Withholding Tax") to increase the amount of a payment in respect of a Note.

However, the Issuer may only do so:

(a) if the Issuer has given at least 30 days' (and no more than 60 days') notice to the Principal Paying Agent and the Noteholders (which notice is irrevocable); and

(b) if, before the Issuer gives the notice under paragraph (a), the Principal Paying Agent has received:

(i) a certificate signed by two authorised officers of the Issuer; and

(ii) an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that the Issuer would be required under Condition 20.2 ("Withholding Tax") to increase the amount of the next payment due in respect of the Notes of that Series; and

(c) if the Notes are Fixed Rate Notes, no notice of redemption may be given 90 days prior to the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes then due; and

(d) if the Notes to be redeemed are Floating Rate Notes or Variable Interest Notes:

(i) the proposed redemption date is an Interest Payment Date; and

(ii) no notice of redemption may be given more than 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes were then due.

15.3 Early redemption at the option of the Issuer (Issuer call)

If the Pricing Supplement states that the Issuer may redeem all or some of the Notes before their Maturity Date under this Condition 15.3, the Issuer may redeem so many of the Notes specified in the Pricing Supplement at their Early Redemption Amount (Call).

However, the Issuer may only do so if:

(a) the Issuer has given at least 30 days' (and no more than 60 days') (or any other period specified in the relevant Pricing Supplement) notice to the Principal Paying Agent and the Noteholders; and

(b) the proposed redemption date is an Early Redemption Date (Call).

If only some of the Notes in the Series are to be redeemed, the Notes to be redeemed ("**Redeemed Notes**") will be selected no later than 30 days before the date fixed for redemption ("**Selection Date**"):

(i) in the case of Redeemed Notes represented by Definitive Bearer Notes, individually by lot in such European city as the Euro Fiscal Agent specifies or identified in such other manner or in such other place as the Euro Fiscal Agent may approve and deem to be appropriate and fair;

(ii) in the case of Redeemed Notes represented by a Global Note, in accordance with the rules of the relevant Clearing System; and

(iii) in the case of Australian Domestic Notes and New Zealand Domestic Notes, in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices and the need to ensure that the prepaid amount of any redeemed Notes must be an integral multiple of the Specified Denomination,

subject always to compliance with applicable laws and the requirements of any relevant listing authority, stock exchange and/or quotation system.

In the case of Redeemed Notes represented by Definitive Bearer Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 28.1(a) not less than 15 days (or such shorter period as is specified in the applicable Pricing Supplement) before the date fixed for redemption.

No exchange of the relevant Global Note is permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption under this Condition 15.3. The Issuer must notify the Noteholders of this restriction at least five days (or such shorter period as is specified in the relevant Pricing Supplement) before the Selection Date.

15.4 Early redemption at the option of Noteholders (investor put)

If the relevant Pricing Supplement states that the Noteholder may require the Issuer to redeem all or some of the Notes before their Maturity Date at their Early Redemption Amount (Put) under this Condition 15.4, the Issuer must do so if the following conditions are satisfied.

The conditions are:

(a) the Noteholder has given at least 45 days' notice to the Issuer;

(b) if the Notes to be redeemed are Definitive Bearer Notes, they are to be redeemed in whole;

(c) if the Notes to be redeemed are Registered Notes, the amount of Notes to be redeemed is, or is a multiple of, their Specified Denomination;

(d) if the Notes to be redeemed are Bearer Notes, the Noteholder has delivered, to the specified office of the Principal Paying Agent during normal business hours:

(i) if the Notes are in Definitive Bearer Form, the Notes to be redeemed; and

(ii) a completed and signed redemption notice (in the form obtainable from the specified office of the Principal Paying Agent, any Paying Agent or the Registrar); and

(e) the notice referred to in paragraph (d)(ii) specifies:

(i) a bank account to which the payment should be made or an address to where a cheque for payment should be sent; and

(ii) if the Notes to be redeemed are Registered Notes, the Early Redemption Amount (Put) at which those Notes are to be redeemed.

A Noteholder may not exercise its option under this Condition 15.4 in respect of any Note which is the subject of an exercise by the Issuer of its option to redeem such Note under Condition 15.2 ("Early redemption for taxation reasons") or Condition 15.3 ("Early redemption at the option of the Issuer (Issuer call)").

15.5 Calculation of Early Redemption Amounts

Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption at any time before the Maturity Date of:

(a) a Note (other than a Zero Coupon Note and a Variable Redemption Note but including any Instalment Note or Partly-Paid Note) is an amount equal to the sum of the outstanding principal amount and interest (if any) accrued on it;

(b) a Zero Coupon Note is an amount equal to the sum of:

  (i) the Reference Price; and

  (ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable; and

(c) a Variable Redemption Note is an amount determined by the Calculation Agent that would on the due date for redemption have the effect of preserving for the Noteholder the economic equivalent of the obligations of the Issuer to make payment of the Final Redemption Amount on the Maturity Date.

Where the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 15.5.

15.6 Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. In the case of early redemption, the Early Redemption Amount will be determined under Condition 15.5 ("Calculation of Early Redemption Amounts").

15.7 Partly Paid Notes

Partly Paid Notes will be redeemed at maturity in accordance with the provisions of the applicable Pricing Supplement. In the case of Early Redemption, the Early Redemption Amount will be determined under Condition 15.5 ("Calculation of Early Redemption Amounts").

15.8 Effect of notice of redemption

Any notice of redemption given under this Condition 15 ("Redemption") is irrevocable and obliges the Issuer to redeem the Notes at the time and in the manner specified in the notice.

15.9 Purchase

The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased with those Notes. If purchases are made by tender, tenders must be available to all Noteholders alike.

15.10 Cancellation

All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries under Condition 15.9 ("Purchase") (and any unmatured Coupons attached to or surrendered with them) will be cancelled forthwith and may not be reissued or resold.

16 Payments

16.1 Method of payment

Except to the extent these Conditions provide otherwise:

(a) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the Principal Financial Centre of the country of such Specified Currency; and

(b) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

16.2 Payments in U.S. dollars

Despite any Condition, if any amount of principal or interest in respect of Bearer Notes is payable in U.S. dollars, those U.S. dollar payments of principal or interest in respect of those Notes may be made at the Specified Office of a Paying Agent in the United States if:

(a) the Issuer has appointed Paying Agents with Specified Offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such Specified Offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(b) payment of the full amount of that principal and interest at all those Specified Offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(c) the payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

16.3 Payments subject to fiscal laws

Payments will be subject in all cases to all applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 20 ("Taxation").

16.4 Payments on business days

If the date for payment of any amount in respect of any Note is not a Payment Business Day, the Noteholder is not entitled to payment until the next following Payment Business Day in the relevant place and is not entitled to further interest or other payment in respect of such delay.

17 Payments in respect of Definitive Bearer Notes

17.1 Presentation of Definitive Bearer Notes, Receipts and Coupons

Payments of:

(a) principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note;

(b) interest in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of a Coupon;

(c) instalments of principal in respect of a Definitive Bearer Note, other than the final instalment, will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt and the presentation of the Definitive Bearer Note to which it appertains; and

(d) the final instalment of principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note

Each Definitive Bearer Note, Receipt, and Coupon which is required to be presented under these Conditions must be presented at the Specified Office of any Paying Agent outside the United States.

17.2 Validity of Receipts

Receipts presented without the Definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

17.3 Unmatured Receipts

When a Definitive Bearer Note becomes due and repayable, all unmatured Receipts relating to it (whether or not attached) are void and no payment is required to be made in respect of them.

17.4 Fixed Rate Notes and unmatured Coupons

Fixed Rate Notes in definitive bearer form must be presented for payment together with all unmatured Coupons appertaining to them (including Coupons falling to be issued on exchange of matured Talons).

If any unmatured Coupons are not presented for payment in accordance with this Condition 17.4:

(a) the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of that missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment; and

(b) each amount of principal deducted under paragraph (a) will be paid against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not that Coupon would otherwise have become void under Condition 21 ("Time limit for claims")) or, if later, five years from the date on which that Coupon would otherwise have become due.

17.5 Fixed Rate Notes and unmatured Talons

If a Fixed Rate Note in definitive bearer form becomes due and repayable before its Maturity Date, all unmatured Talons appertaining to it are void and no further Coupons will be issued in respect of them.

17.6 Other Definitive Bearer Notes and unmatured Coupons and Talons

When any Floating Rate Notes or Variable Note in definitive bearer form becomes due and repayable, all unmatured Coupons and Talons relating to it (whether or not attached) are void and no payment or, as the case may be, exchange for further Coupons may be made in respect of them.

If the due date for redemption of any Definitive Bearer Note is not an Interest Payment Date, any interest accrued in respect of that Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date is payable only against presentation and surrender of the relevant Definitive Bearer Note.

18 Payments in respect of Global Notes

18.1 Presentation of Global Note

Payments of principal and any interest in respect of Notes represented by any Global Note will be made:

(a) against presentation or surrender, as the case may be, of that Global Note at the Specified Office of any Paying Agent outside the United States; and

(b) otherwise in the manner specified in the relevant Global Note.

18.2 Records of payments

A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on that Global Note by the Paying Agent to which it was presented and that record is *prima facie* evidence that the payment in question has been made.

18.3 Holders of Global Notes entitled to payments

The holder of a Global Note is the only person entitled to receive payments in respect of Notes represented by that Global Note and:

(a) the Issuer is discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid; and

(b) each person shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular principal amount of Notes represented by a Global Note must look solely to Euroclear or Clearstream Luxembourg, as the case may be, for that person's share of each payment so made by the Issuer, or to the order of, the holder of such Global Note.

19 Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes

19.1 Defined terms

In this Condition 19, "**Note**" means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

19.2 Registrar is principal paying agent

The Registrar will act as principal paying agent for Notes under the Registry Services Agreement.

19.3 Method of payment - Notes in a Clearing System

If Notes are held in the Austraclear System or the Austraclear New Zealand System, payments of principal and interest will be made to the person registered at the close of business on the relevant Record Date as the holder of such Note, by crediting on the relevant payment date the amount then due to the account of the Noteholder in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

19.4 Method of payment - Notes not in a Clearing System

If Notes are not held in the Austraclear System or the Austraclear New Zealand System, payments of principal and interest will be made to the persons registered at the close of business on the relevant Record Date as the holders of such Notes, subject in all cases to normal banking practice and all applicable laws and regulations. Payment will be made:

(a) by cheques despatched by post on the relevant payment date at the risk of the Noteholder; or

(b) at the option of the Noteholder by the Registrar giving irrevocable instructions for the effecting of a transfer of the relevant funds to an account in Australia or New Zealand, as the case may be, specified by the Noteholder to the Registrar; or

(c) in any other manner in which the Registrar and the Noteholder agree.

In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Registrar gives irrevocable instructions for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder on the same day as the day on which the instructions are given.

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Registrar is shown, to the satisfaction of the Registrar, not to have reached the Noteholder and the Registrar is able to recover the relevant funds, the Registrar may make such other arrangements as it thinks fit for the effecting of the payment.

20 Taxation

20.1 No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless required by law or authorised by Condition 20.4 ("New Zealand resident withholding tax exemptions").

20.2 Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Noteholder would not actually receive on the due date the full amount provided for under the Notes, then:

(a) the Issuer agrees to withhold or deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b) subject to Condition 20.3 ("Withholding tax exemptions"), if the amount deducted or withheld is in respect of Taxes imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision of it, an additional amount is payable so that, after making the deduction and further withholding or deductions applicable to additional amounts payable under this paragraph (b), the Noteholder is entitled to receive (at the time the payment is due) the amount it would have received if no withholding or deductions had been required.

20.3 Withholding tax exemptions

Condition 20.2(b) will not apply in relation to any payments in respect of any Note:

(a) to a Noteholder (or a third party on its behalf) who is liable to such Taxes in respect of that Note by reason of its having some connection with the Commonwealth of Australia or its territories, other than:

  (i) the mere holding of such Note; or

  (ii) receipt of payment in respect of it provided that such Noteholder shall not be regarded as being connected with the Commonwealth of Australia for the reason that such Noteholder is a resident of the Commonwealth of Australia within the meaning of the Tax Act where, and to the extent that, such tax is payable under section 128B(2A) of the Tax Act; or

(c) more than 30 days after the Relevant Date except to the extent that a Noteholder would have been entitled to additional amounts under Condition 20.2(b) on presenting the same, or making demand, for payment on the last day of the period of 30 days; or

(d) on account of Taxes which are payable by reason of the Noteholder being an associate of the Issuer for the purposes of section 128F of the Tax Act; or

(e) on account of Taxes which are payable to, or to a third party on behalf of, a Noteholder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or

procuring that any third party makes a declaration of non-residence or other similar claim for exemption to the Issuer or its agent or any tax authority where (in the case of Bearer Notes) the relevant Note is presented for payment or (in the case of Registered Notes) where the demand for payment is made; or

(f) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(g) which is presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU; or

(h) in such other circumstances as may be specified in the Pricing Supplement.

20.4 New Zealand resident withholding tax exemptions

Each holder of a New Zealand Domestic Note who holds a certificate of exemption from New Zealand resident withholding tax under section NF 9 of the Income Tax Act 1994 (N.Z.) must provide to the Issuer or the New Zealand Registrar either the original or a certified copy of that certificate, unless the holder is a registered bank under the Reserve Bank of New Zealand Act 1989.

The Issuer and the New Zealand Registrar may treat the holder of a New Zealand Domestic Note as not holding a certificate of exemption if:

(a) the holder fails to comply with the above; or

(b) the Issuer is otherwise not satisfied that the holder holds such a certificate.

21 Time limit for claims

21.1 Time limit

A claim against the Issuer for a payment under a Note, Receipt or Coupon (which in this Condition 21.1, does not include a Talon) is void unless presented for payment within 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

21.2 Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of a Registered Note to the extent that:

(a) the relevant Registered Note certificate (if any) has not been surrendered to the Registrar within; or

(b) a cheque which has been duly despatched in the Specified Currency remains uncashed at the end of the period of:

10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

21.3 Void payments

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void under these Conditions.

22 Events of Default

22.1 Event of Default

An Event of Default occurs in relation to a Series of Notes if:

(a) **(payment default)** the Issuer does not pay any amount in respect of the Notes of the relevant Series or any of them within five Business Days of the due date for payment; or

(b) **(other default)** the Issuer does not comply with its other obligations under or in respect of the Notes of the relevant Series and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring such default to be remedied has been delivered to the Issuer by a Noteholder; or

(c) **(cross default)** any indebtedness in excess of A$50,000,000 (or its equivalent in any other currency) of the Issuer in respect of money borrowed or raised is not paid within 10 Business Days of:

(i) its due date; or

(ii) the end of any applicable period of grace,

whichever is the later; or

(d) **(representation or warranty)** a representation or warranty made or taken to be made by the Issuer in accordance with the Notes is found or is notified by the Issuer to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Issuer unable to meet its payment obligations under the Notes when due or within any applicable period of grace; or

(e) **(insolvency)** an Insolvency Event occurs in respect of the Issuer; or

(f) **(administration)** a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Issuer; or

(g) **(obligations unenforceable)** any of the Notes, the Deed of Covenant, the Australian Note Deed Poll or the New Zealand Note Deed Poll is or becomes wholly or partly void, voidable or unenforceable.

22.2 Associated definition

In Condition 22.1 ("Events of Default"):

"**Insolvency Event**" means the happening of any of these events:

(a) except to reconstruct or amalgamate while solvent, the Issuer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganisation, moratorium or other administration involving any of them; or

(b) the Issuer resolves to wind itself up or otherwise dissolve itself, except to reconstruct or amalgamate while solvent or an order is made by an Australian court that the Issuer be wound up or the Issuer is otherwise wound up or dissolved; or

(c) the Issuer is or states that it is unable to pay its debts when they fall due; or

(d) execution or other process issued on a judgment, decree or order of an Australian court in favour of a creditor of the Issuer for a monetary amount in excess of A$50,000,000 (or its equivalent in any other currency) is returned wholly or partly unsatisfied.

22.3 Consequences of an Event of Default

If any Event of Default occurs and is subsisting in relation to the Notes of any Series or any of them, a Noteholder in that Series may by written notice addressed to the Issuer and delivered to the Issuer (with a copy to the relevant Agent) declare such Note to be immediately due and payable where upon it should become immediately due and payable at its Final Redemption Amount (together with all accrued interest (if any)) applicable to each Note held by the Noteholder to be due and payable immediately or on such other date specified in the notice.

Part 8 General

23 Agents

23.1 Role of Agents

In acting under the relevant Agency Agreement and in connection with the Notes, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

23.2 Appointment and replacement of Agents

The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. Subject to Condition 23.3 ("Required Agents"), the Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or Calculation Agent and additional or successor paying agents.

23.3 Required Agents

The Issuer shall:

(a) at all times maintain a Euro Fiscal Agent and (for so long as there are any Australian Domestic Notes Outstanding) an Australian Registrar and (for so long as there are any New Zealand Domestic Notes Outstanding) a New Zealand Registrar;

(b) if a Calculation Agent is specified in the relevant Pricing Supplement, at all times maintain a Calculation Agent;

(c) if and for so long as the Notes are admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act and to trading on the London Stock Exchange and admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, maintain a Paying Agent having its Specified Office in London and/or in such other place as may be required by such listing authority, stock exchange and/or quotation system; and

(d) if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, maintain a Paying Agent in an EU member state that will not be obligated to withhold or deduct tax pursuant to the Savings Directive.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

24 Replacement of lost or damaged Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of:

(a) the Euro Fiscal Agent; and

(b) if the Notes are then listed on any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system),

subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the relevant Agent may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

25 Meetings of Noteholders

25.1 Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Noteholders of any Series to consider any matter affecting their interest, including the modification of these Conditions and the Deed of Covenant insofar as the same may apply to such Notes.

Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of Noteholders holding not less than 10% of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than 50% of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented. However, Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75% or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting is binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

25.2 Resolutions binding

An Extraordinary Resolution passed at any meeting of the Noteholders of any Series is binding on all Noteholders of such Series, whether or not they are present at the meeting, and on all Couponholders relating to Notes of such Series.

26 Variation

26.1 Variation of Notes and Conditions

The Notes, these Conditions and any Program Document may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error.

26.2 Variation of Program Documents

The parties to any Program Document may agree to modify any provision of it, but the Issuer is not permitted to make, and may not agree, to any such modification without the consent of the Noteholders unless:

(a) it is of a formal, minor or technical nature; or

(b) it is made to correct a manifest error; or

(c) it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

26.3 Notice

Notice of any amendment or variation of the Notes, these Conditions or any Program Document shall promptly be given to the Noteholders.

27 Further issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes of any particular Series.

28 Notices to Noteholders

28.1 Form

A notice or other communication in connection with a Note to the Noteholder must be in writing and:

(a) if the Note is a Bearer Note, it may be given, and as long as the Notes are listed on the London Stock Exchange it will be given, in an advertisement published in the Financial Times or if such publication is not practical, in a leading English daily newspaper having general circulation in Europe or (if permitted by the relevant listing authority, stock exchange and/or quotation system) in the case of Notes represented by a Temporary Global Note or Permanent Global Note, it may be delivered to Euroclear and Clearstream, Luxembourg, or any other relevant Clearing System for communication by them to the persons shown in their respective records as having interests in those Notes; or

(b) if the Note is an Australian Domestic Note, it may be given in an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(c) if the Note is a New Zealand Domestic Note, it may be given in an advertisement published in each of the New Zealand Herald and The Dominion Post or any other newspaper or newspapers circulating in New Zealand generally; or

(d) if the Note is a Registered Note (including an Australian Domestic Note or a New Zealand Domestic Note) by being sent by prepaid post (airmail if appropriate) or left at the address of each Noteholder or any relevant Noteholder as shown in the relevant Register at the close of business on the day which is three Business Days prior to the dispatch of the relevant notice or communication; or

(e) if the Pricing Supplement for the Note specifies an additional or alternate newspaper then by publication in that newspaper.

28.2 When effective

A notice given in accordance with Condition 28.1 ("Form") will be taken to be duly given:

(a) in the case of publication in a newspaper, on the date of first such publication has been made in all the required newspapers; or

(b) in the case of delivery to Euroclear, Clearstream, Luxembourg or another Clearing System, on the fourth weekday after the date of such delivery; or

(c) in the case of Registered Notes:

(i) in the case of a letter, on the fifth day after posting; and

(ii) in the case of a facsimile, on receipt by the sender of a successful transmission report; and

(iii) in the case of publication in a newspaper, on the date of publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).

28.3 Couponholders

Couponholders are taken for all purposes to have notice of the contents of any notice given to the Noteholders.

29 Redenomination, renominalisation and reconventioning

29.1 Application

This Condition 29 ("Redenomination, renominalisation and reconventioning") applies to the Notes only if the relevant Pricing Supplement states that it applies.

29.2 Notice of redenomination

If the country of the Specified Currency becomes, or announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders on giving at least 30 days' prior notice to the Noteholders and the Paying Agents, designate a date ("**Redenomination Date**"), being an Interest Payment Date under the Notes falling on or after the date on which such country becomes a Participating Member State.

29.3 Redenomination

Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(a) the Notes are taken to be redenominated into euro in the denomination of euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into euro at the rate for conversion of such currency into euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations). However, if the Issuer determines, with the agreement of the Euro Fiscal Agent that the then market practice in respect of the redenomination into euro 0.01 of internationally offered securities is different from that specified above, such provisions will be taken to be amended so as to comply with such market practice and the Issuer must promptly notify the Noteholders, each stock exchange (if any) on which the Notes are then listed and the Paying Agents of such deemed amendments;

(b) if Notes have been issued in definitive form:

(i) all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date ("**Euro Exchange Date**") on which the Issuer gives notice ("**Euro Exchange Notice**") to the Noteholders that replacement Notes and Coupons denominated in euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;

(ii) the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 29) shall remain in full force and effect; and

(iii) new Notes and Coupons denominated in euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and

(c) all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in euro by cheque drawn on, or by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) maintained by the payee with, a bank in the principal financial centre of any Member State of the European Communities.

29.4 Interest

Following redenomination of the Notes pursuant to this Condition 29, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

29.5 Interest Determination Date

If the Floating Rate Note Provisions are specified in the relevant Pricing Supplement as being applicable and Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination Date shall be taken to be the second Target Settlement Day before the first day of the relevant Interest Period.

30 Governing law and jurisdiction

30.1 Governing law

The Bearer Notes are governed by, and shall be construed in accordance with, English law. The Australian Domestic Notes are governed by and shall be construed in accordance with the law of the Australian Capital Territory. The New Zealand Domestic Notes are governed by and shall be construed in accordance with the law of New Zealand (each of these laws being the law of a "**Relevant Jurisdiction**").

30.2 Jurisdiction

The Issuer agrees for the benefit of the Noteholders that the courts of the Relevant Jurisdiction have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes (respectively, "**Proceedings**" and "**Disputes**") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

30.3 Appropriate forum

The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of the Relevant Jurisdiction being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

30.4 Process agent - England

The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Telstra Corporation Limited at 50-52 Paul Street, London EC2A 4LB or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on the Issuer's behalf, the Issuer agrees, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a Person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent. Nothing in this paragraph affects the right of any Noteholder to serve process in any other manner permitted by law.

30.5 Process agent - New Zealand

The Issuer agrees that the process by which any Proceedings in New Zealand are begun may be served on it by being delivered to General Counsel, TelstraClear Limited, Smales Farm Office Park, corner

Northcote and Taharato Road, Takapuna, Auckland or any other manner permitted by the laws of New Zealand.

30.6 Non-exclusivity

The submission to the jurisdiction of the courts of a Relevant Jurisdiction does not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

31 Third party rights

No person has any rights to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom.

32 Interpretation

32.1 Definitions

In these Conditions, the following expressions have the following meanings:

Accrual Yield has the same meaning as in the relevant Pricing Supplement.

Additional Business Centre(s) means each city specified as such in the relevant Pricing Supplement.

Additional Financial Centre(s) means each city specified as such in the relevant Pricing Supplement.

Agency Agreement means:

(a) the Euro Fiscal Agency Agreement;

(b) the Australian Registry Services Agreement;

(c) the New Zealand Registry Services Agreement; and

(d) such other agency agreement as the Issuer may enter into in relation to an issue of Notes under the Program.

Agent means the Euro Fiscal Agent, each Registrar, each Paying Agent, each Calculation Agent and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear New Zealand Regulations means the regulations known as the "Austraclear New Zealand System Rules" established by the Reserve Bank of New Zealand to govern the use of the Austraclear New Zealand System.

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Australian Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under the Australian Note Deed Poll, the details of which are recorded in, and evidenced by, inscription in, the Australian Note Register.

Australian Note Deed Poll means the deed poll in relation to Australian medium term registered debt obligations executed by the Issuer on 31 October 2001 as amended and restated on or about 15 October 2002 and supplemented on 14 November 2003.

Australian Register means a register, including any branch register, of Noteholders of Australian Domestic Notes established and maintained by or on behalf of the Issuer.

Australian Registrar means in relation to Australian Domestic Notes, Austraclear Services Limited (ABN 28 003 284 419) or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain the relevant Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.

Australian Registry Services Agreement means the agreement titled "Agency and Registry Services Agreement" between the Issuer and Austraclear Services Limited dated 31 October 2001 in relation to the Australian Domestic Notes.

Bearer Note means a Note which is in bearer form.

Business Day means:

(a) in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(b) in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Pricing Supplement, in relation to any date applicable to any Note, have the following meanings:

(a) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(b) **Modified Following Business Day Convention or Modified Business Day Convention** means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day;

(c) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day;

(d) **FRN Convention, Floating Rate Convention or Eurodollar Convention** means that the date which numerically corresponds to the preceding date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding date occurred, provided however:

 (i) if there is no such numerically corresponding day in the calendar month in which that date should occur, then that date is the last day which is a Business Day in that calendar month;

 (ii) if any such date would otherwise fall on a day which is not a Business Day, the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which case the date is brought forward to the first preceding day which is a Business Day; and

(iii) if the preceding date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(e) **No Adjustment** means that the relevant date shall not be adjusted in accordance with any Business Day Convention.

Calculation Agent means the Euro Fiscal Agent or any other person specified in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and , the amount of interest payable in respect of that Note for that Interest Period or such other amount(s) as may be specified in the relevant Pricing Supplement.

Clearing System means Euroclear, Clearstream, Luxembourg, the Austraclear System, the Austraclear New Zealand System and any other clearing system designated as such in a relevant Pricing Supplement.

Clearstream, Luxembourg means Clearstream Banking, société anonyme.

Common Depositary means, in relation to a Series of Notes, the common depositary for Euroclear and Clearstream, Luxembourg.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Coupon means a bearer interest coupon appertaining to a Definitive Note (other than a Zero Coupon Note) in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Couponholders means, in respect of a Series, the holders of the Coupons and includes, where applicable, the Talonholders.

Day Count Fraction means, in respect of the calculation of an amount for any period of time ("**Calculation Period**"), the day count fraction specified in these Conditions or the relevant Pricing Supplement and:

(a) if **"Actual/Actual (ISMA)"** is so specified, means:

(i) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii) where the Calculation Period is longer than one Regular Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;

(b) if **"Actual/365" or "Actual/Actual (ISDA)"** is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c) if **"Actual/365 (Fixed)"** is so specified, means the actual number of days in the Calculation Period divided by 365;

(d) if **"Actual/360"** is so specified, means the actual number of days in the Calculation Period divided by 360;

(e) if **"30/360"** is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months unless:

(i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(f) if **"30E/360" or "Eurobond Basis"** is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(g) if "**RBA Bond Basis**" or "**Australian Bond Basis**" is so specified, means one divided by the number of Interest Payment Dates in a year; and

(h) any other Day Count Fraction specified in the relevant Pricing Supplement.

Deed of Covenant means the deed so entitled executed by the Issuer on 31 October 2001.

Definitive Bearer Note means a Bearer Note issued in definitive form in or substantially in the form set out in the Euro Fiscal Agency Agreement and having, where appropriate, Coupons, Talons or Receipts attached on issue in definitive form.

Directive means:

(a) a law; or

(b) a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).

Dual Currency Note means a Note in respect of which payments of principal or interest or both are made or to be made in such different currencies, and at rates of exchange calculated upon such basis or bases as indicated in the applicable Pricing Supplement.

Early Redemption Amount (Call) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Amount (Put) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Amount (Tax) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Date (Call) means the date so described in the relevant Pricing Supplement.

Early Redemption Date (Put) means the date so described in the relevant Pricing Supplement.

Early Termination Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement.

EU means the European Union.

Euro Fiscal Agency Agreement means the euro fiscal agency agreement so entitled dated 31 October 2001 as amended and restated on 15 October 2002 and supplemented on 14 November 2003 between the Issuer and Deutsche Bank AG London and Deutsche Bank Luxembourg S.A.

Euro Fiscal Agent means, in relation to any Notes, the person appointed to act as issuing and principal paying agent, or any successor issuing and principal paying agent appointed, under the Euro Fiscal Agency Agreement and/or such other issuing and paying agent in relation to any Notes as may from time to time be appointed by the Issuer.

Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

Event of Default means an event so described in Condition 22.

Extraordinary Resolution has the meaning given in the Meetings Provisions of the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or other relevant Program Document.

Final Redemption Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Financial Services and Markets Act means the Financial Services and Markets Act 2000 of the United Kingdom.

Fixed Coupon Amount has the meaning given in the relevant Pricing Supplement.

Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrears on a fixed date or fixed dates in each year and on redemption or on such other dates as indicated in the applicable Pricing Supplement.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of such other period or on such date(s) as specified in the applicable Pricing Supplement.

Global Note means a Temporary Global Note or, as the context may require, a Permanent Global Note.

Index Linked Interest Note means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the applicable Pricing Supplement.

Index Linked Note means an Index Linked Interest Note or an Index Linked Redemption Amount Note, as the case may be.

Index Linked Redemption Amount Note means a Note in respect of which the amount payable in respect of principal is calculated by reference to an index or a formula or both as specified in the applicable Pricing Supplement.

Instalment Amount means the amount so described in the relevant Pricing Supplement.

Instalment Date means the date so described in the relevant Pricing Supplement.

Instalment Note means a Note in respect of which the principal amount is payable in one or more instalments, as specified in the applicable Pricing Supplement.

Interest Commencement Date means the Issue Date of the Notes or any other date so described in the relevant Pricing Supplement.

Interest Determination Date means the date so described in the relevant Pricing Supplement.

Interest Payment Date means each date so described in, or determined in accordance with, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(a) as adjusted in accordance with the relevant Business Day Convention; or

(b) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case).

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:

(a) the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b) the final Interest Period ends on (but excludes) the Maturity Date.

Interest Rate means each rate of interest (expressed as a percentage per annum) payable in respect of the Notes specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions or the relevant Pricing Supplement.

ISDA Definitions means the 2000 ISDA Definitions (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) published by the International Swaps and Derivatives Association, Inc.

Issue Date means the date on which a Note is, or is to be issued, as specified or determined in accordance with the relevant Pricing Supplement.

Issue Price means, in respect of a Note, the price at which such Note is issued as agreed between the Issuer and the relevant Dealers.

Issuer means Telstra Corporation Limited (ABN 33 051 775 556).

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means, in relation to a Note, the date specified in the relevant Pricing Supplement as the date for redemption of that Note or, in the case of an amortising Note, the date on which the last instalment of principal is payable.

Maximum Redemption Amount has the meaning given in the relevant Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or such other Program Document as is specified from time to time.

Minimum Redemption Amount has the meaning given in the relevant Pricing Supplement.

New Zealand Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under, the New Zealand Note Deed Poll, the details of which are recorded and evidenced by inscription in, the New Zealand Register.

New Zealand Note Deed Poll means any deed poll in relation to New Zealand medium term registered debt obligations executed by the Issuer on or about 15 October 2002 and supplemented on 14 November 2003.

New Zealand Register means a register, including any branch register, of Noteholders of New Zealand Domestic Notes established and maintained by or on behalf of the Issuer.

New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain the relevant Register in relation to New Zealand Notes and perform such payment and other duties as specified in that agreement.

New Zealand Registry Services Agreement means the agreement between the Issuer and the New Zealand Registrar in relation to New Zealand Domestic Notes, titled "New Zealand Registry Services Agreement" executed on or about 15 October 2002.

Note means an Australian Domestic Note, a New Zealand Domestic Note, or any negotiable bearer or registered bond, note or other debt instrument issued, or to be issued, under the Program.

Noteholder means, in respect of a Note:

(a) the bearer for the time being of an outstanding Bearer Note, Coupon, Talon or Receipt; or

(b) the person whose name is entered in the Register as the holder of a Registered Note; or

(c) where there are joint holders of a Registered Note, the persons whose names appear in the Register as joint holders of the Note; or

(d) for avoidance of doubt where a Global Note is entered into a Clearing System, the operator of that Clearing System or the Common Depositary, as the case may be.

Outstanding means in relation to the Notes of all or any Series, all of the Notes of such Series other than:

(a) Notes which have been redeemed or satisfied in full by the Issuer; or

(b) Notes for the payment of which funds equal to their aggregate outstanding principal amount are on deposit with the relevant Paying Agent on terms which prohibit the return of those Notes or in respect of which the relevant Paying Agent holds an irrevocable direction to apply funds in repayment of Notes to be redeemed on that day; or

(c) Notes which have been purchased or cancelled in accordance with Condition 15.10 ("Cancellation"); or

(d) Notes in respect of which a Noteholder is unable to make a claim as a result of the operation of Condition 21 ("Time limit for claims"); or

(e) those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued under Condition 24 ("Replacement of lost or damaged Notes and Coupons"); or

(f) any Temporary Global Note to the extent that it has been exchanged for a Permanent Global Note or a Definitive Bearer Note and any Permanent Global Note to the extent that it has been exchanged for Definitive Bearer Notes in each case pursuant to its provisions, these Conditions or any relevant Program Document.

Participating Member State means a Member State of the EU which adopts the euro as its lawful currency in accordance with the Treaty.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Paying Agent means, in relation to any Notes, the Euro Fiscal Agent, the Australian Registrar, the New Zealand Registrar and any person appointed to act as paying agent, or any successor paying agent, appointed under the Agency Agreement and such other paying agent in relation to any Notes as may from time to time be appointed by the Issuer.

Payment Business Day means:

(a) if the currency of payment is euro, any day which is:

(i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in euro; and

(ii) a TARGET Settlement Day and a day on which dealings in euro may be carried on in each (if any) Additional Financial Centre; or

(b) if the currency of payment is not euro, any day which is:

(i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(ii) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre.

Permanent Global Note means a Global Note in permanent global form representing Bearer Notes of one or more Tranches of the same series in or substantially in the form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer, the Euro Fiscal Agent and the relevant Dealers.

Pricing Supplement means, in respect of a Tranche, a pricing supplement specifying the relevant issue details in relation thereto.

Principal Financial Centre means, in relation to any currency, the principal financial centre for that currency and:

(a) in relation to euro, it means the principal financial centre of the Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(b) in relation to Australian dollars, it means either Sydney or Melbourne as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(c) in relation to New Zealand dollars, it means either Wellington or Auckland as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent.

Principal Paying Agent means, in relation to any Notes, the person specified as such in the relevant Pricing Supplement.

Program means the program for the issuance of Notes established by the Issuer and described in Condition 1.1 ("Program").

Program Documents means:

(a) each Agency Agreement;

(b) the Deed of Covenant;

(c) the Australian Note Deed Poll;

(d) the New Zealand Note Deed Poll,

and any other agreement, deed or document which the Issuer acknowledges in writing from time to time to be a Program Document.

Receipt means a payment receipt relating to the payment of principal on a Note in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Receiptholder means, in respect of a Series, the holders of the Receipts.

Record Date means, in the case of payments of interest or principal, the close of business in the place where the relevant Register is maintained on the eighth calendar day before the relevant date for payment or any date so described in the relevant Pricing Supplement.

Redemption Amount means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Early Redemption Amount (Call), the Early Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement.

Reference Banks means the institutions so described in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.

Reference Price has the meaning given in the relevant Pricing Supplement.

Reference Rate means the rate so described in the relevant Pricing Supplement.

Register means:

(a) in relation to Australian Domestic Notes, the Australian Register; and

(b) in relation to the New Zealand Domestic Notes, the New Zealand Register.

Registered Note means an Australian Domestic Note, a New Zealand Domestic Note or such other Note issued in registered form which is specified as such in the applicable Pricing Supplement.

Registrar means:

(a) in relation to Australian Domestic Notes, the Australian Registrar; and

(b) in relation to New Zealand Domestic Notes, the New Zealand Registrar.

Registry Services Agreement means:

(a) in the case of Australian Domestic Notes, the Australian Registry Services Agreement; and

(b) in the case of New Zealand Domestic Notes, the New Zealand Registry Services Agreement.

Regular Period means:

(a) in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b) in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where **"Regular Date"** means the day and month (but not the year) on which any Interest Payment Date falls; and

(c) in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where **"Regular Date"** means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

Relevant Date means, in relation to any payment, whichever is the later of:

(a) the date on which the payment in question first becomes due; and

(b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Relevant Financial Centre has the meaning given in the relevant Pricing Supplement.

Relevant Screen Page means:

(a) the page, section or other part of a particular information service (including, without limitation, the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement; or

(b) any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Time means the time so described in the relevant Pricing Supplement.

Reserved Matter means any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of any payment under the Notes or to change the quorum requirement relating to meetings or the majority required to pass an Extraordinary Resolution or to amend this definition.

Series means each original issue of a Tranche of Notes, together with the issue of any further Tranche of Notes, expressed to form a single Series with the original issue and the Notes comprising such Tranches being identical in every respect except for the Issue Date, Issue Price and Interest Commencement Date of the Tranche and, in respect of the first interest payment (if any). A Series may comprise Notes in more than one denomination.

Specified Currency means the currency specified in the relevant Pricing Supplement including Australian Dollars ("AUD"), Canadian Dollars ("CAD"), Euro ("Euro"), euro ("euro"), Hong Kong Dollars ("HKD"), Japanese Yen ("JPY"), New Zealand Dollars ("NZD"), Singapore Dollars ("SGD"), Sterling ("GBP"), and United States dollars ("USD"), or any other freely transferable and freely convertible currency.

Specified Denomination has the meaning given in the relevant Pricing Supplement.

Specified Office means, in relation to a person, the office specified in the most recent Information Memorandum for the Program as such other address as is notified to Noteholders from time to time.

Specified Period has the meaning given in the relevant Pricing Supplement.

Subsidiary means of another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Talons means the bearer talons (if any) appertaining to, and exchangeable in accordance with their provisions for the further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note) in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Talonholders in respect of a Series, means the holders of the Talons.

TARGET Settlement Day means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

Tax Act means the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia, as the context requires.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties imposed by any authority (including stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them).

Temporary Global Note means a Global Note in temporary global form representing Bearer Notes of one or more Tranches of the same Series, in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Tranche means a tranche of Notes specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise Notes in more than one denomination).

Treaty means the Treaty establishing the European Communities, as amended by the Treaty on European Union.

Variable Interest Note means an Index Linked Interest Note or any other variable interest rate note other than a Floating Rate Note.

Variable Note means a Variable Redemption Note and Variable Interest Note.

Variable Redemption Note means an Index Linked Redemption Note or Dual Currency Note.

Zero Coupon Note means a Note which does not carry an entitlement to periodic payment of interest prior to the redemption date of such Note and which is issued at a discount to its face value.

32.2 References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) anything (including an amount) is a reference to the whole and each part of it;

(c) a document (including these Conditions) includes any variation or replacement of it;

(d) law means common law, principles of equity, and laws made by any parliament and regulations and other instruments under those laws and consolidations, amendments, re-enactments or replacements of any of them);

(e) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(f) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority; and

(g) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

32.3 Number

The singular includes the plural and vice versa.

32.4 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

32.5 References

Unless the contrary intention appears, in these Conditions:

(a) a reference to a Noteholder is a reference to the holder of Notes of a particular Series and includes Couponholders, Talonholders and Receiptholders (if any);

(b) a reference to a Note is a reference to a Note of a particular Series and includes:

(i) any Coupon, Receipt or Talon in relation to that Note; and

(ii) any replacement Note, Coupon, Receipt or Talon issued under the Conditions;

(c) if Talons are specified in the relevant Pricing Supplement as being attached to the Notes at the time of issue, references to Coupons are taken to include references to Talons; and

(d) if Talons are not specified in the relevant Pricing Supplement as being attached to the Notes at the time of issue, references to Talons are not applicable.

32.6 References to principal and interest

Unless the contrary intention appears, in these Conditions:

(a) any reference to "principal" is taken to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 20 ("Taxation"), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b) any reference to "interest" is taken to include any additional amounts in respect of interest which may be payable under Condition 20 ("Taxation") and any other amount in the nature of interest payable in respect of the Notes under these Conditions; and

(c) if an expression is stated as having the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "Not Applicable" then such expression is not applicable to the Notes.

Taxation

Australian Taxation

*The following is a summary of the taxation treatment under the Income Tax Assessment Act 1936 and Income Tax Assessment Act 1997 of Australia (together, "**Australian Tax Act**") at the date of this Information Memorandum, of payments of interest (as defined in the Australian Tax Act) on the Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of Noteholders (such as dealers in securities). Prospective Noteholders should be aware that the particular terms of issue of any Series of Notes may affect the tax treatment of that Series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers.*

1 Interest withholding tax

An exemption from Australian interest withholding tax imposed under Division 11A of Part III of the Australian Tax Act ("**IWT**") is available in respect of the Notes issued by an Issuer under section 128F of the Australian Tax Act if the following conditions are met:

(a) the Issuer is a resident of Australia when it issues the Notes and when interest is paid;

(b) the Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that the Issuer is offering Notes for issue. In summary, the five methods are:

(i) offers to 10 or more unrelated financiers or securities dealers;

(ii) offers to 100 or more investors;

(iii) offers of listed Notes;

(iv) offers via publicly available information sources; and

(v) offers to the Dealers who offer to sell the Notes within 30 days by one of the preceding methods.

In addition, the issue of a global bond or note and the offering of interests in the global bond or note by one of these methods should satisfy the public offer test;

(c) the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes were being, or would later be, acquired, directly or indirectly, by an "associate" of the Issuer (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Notes), except as permitted by section 128F(5) of the Australian Tax Act; and

(d) at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an "associate" of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.

Associates

An "associate" of an Issuer for the purposes of section 128F of the Australian Tax Act includes (i) a person or entity which holds more than 50 per cent of the voting shares of, or otherwise controls, the Issuer, (ii) an entity in which more than 50 per cent of the voting shares are held by, or which is otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity who is an "associate" of another person or company which is an "associate" of the Issuer under any of the foregoing.

However, for the purposes of sections 128F(5) and (6) of the Australian Tax Act (see paragraphs (c) and (d) above), "associate" does not include:

(A) onshore associates (ie Australian resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident

associates who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia); or

(B) offshore associates (ie Australian resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia) who are acting in the capacity of:

(i) in the case of section 128F(5), a dealer, manager or underwriter (in relation to the placement of the relevant Notes), a clearing house, custodian, funds manager or responsible entity of a registered managed investment scheme; or

(ii) in the case of section 128F(6), a clearing house, paying agent, custodian, funds manager or responsible entity of a registered managed investment scheme.

Compliance with section 128F of the Australian Tax Act

Unless otherwise specified in any relevant Pricing Supplement (or another relevant supplement to this Information Memorandum), the Issuer intends to issue Notes in a manner which will satisfy the requirements of section 128F of the Australian Tax Act.

US resident Noteholders

On 27 September 2001, the US and Australian governments signed a protocol (the "**Protocol**") which will significantly amend the Australia/US double tax convention. The Protocol has come into effect and applies to interest derived by a resident of the United States from 1 July 2003.

The Protocol effectively prevents IWT applying to interest derived by:

- certain United States governments and governmental authorities and agencies; and
- certain unrelated financial institutions resident in the United States which substantially derive their profits by carrying on a business of raising and providing finance.

Under the Protocol back-to-back loans and economically equivalent arrangements will be subject to the 10 per cent IWT rate and the anti-avoidance provisions in the Australian Tax Act can apply.

UK resident Noteholders

On 21 August 2003, a new Australia/UK double tax convention was signed by the Federal Treasurer and the British High Commissioner. Although, the new Australia/UK double tax convention contains similar provisions in relation to the application of IWT to various UK governmental authorities and agencies and financial institutions as is now contained in the Australia/US double tax convention, the new Australia/UK double tax convention will not come into effect for some time as it requires ratification by the Australian and UK parliaments.

Section 126 of the Australian Tax Act

Section 126 of the Australian Tax Act imposes a type of withholding tax at the rate of 47 per cent. on the payment of interest on Notes in bearer form if the Issuer fails to disclose names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on Notes in bearer form held by non-residents who do not carry on business at or through a permanent establishment in Australia where the issue of those Notes has satisfied the requirements of section 128F of the Australian Tax Act or where IWT is payable. In addition, the Australian Taxation Office has confirmed that for the purpose of section 126 of the Australian Tax Act, the holder of debentures (such as the Notes in bearer form) means the person in possession of the debentures. Section 126 is therefore limited in its application to persons in possession of the Notes in bearer form who are residents of Australia or non-residents who are engaged in carrying on business in Australia at or through a permanent establishment in Australia. Where interests in Notes in bearer form are held through Euroclear or Clearstream, Luxembourg, the Issuer intends to treat the operators of those clearing systems as the holders of those Notes for the purposes of section 126 of the Australian Tax Act.

Payment of additional amounts

As set out in more detail under Condition 20 of the Notes and unless expressly provided to the contrary in the relevant Pricing Supplement (or another relevant supplement to this Information Memorandum), if the Issuer is at any time compelled or authorised by law to deduct or withhold an amount in respect of Australian withholding taxes imposed or levied by the Commonwealth of Australia, in respect of the Notes, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required. If the Issuer is compelled by law in relation to any Notes to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those Notes in accordance with Condition 15.2.

2 Other tax matters

Subject to the Recent Developments section below, under Australian laws as presently in effect:

(a) *income tax* - assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest (as defined in section 128A(1AB) of the Australian Tax Act) to a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income taxes;

(b) *gains on disposal of Notes* - a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of Notes by a non-Australian resident holder to another non-Australian resident where the Note is sold outside Australia and all negotiations are conducted and all documentation is executed outside Australia would not be regarded as having an Australian source;

(c) *deemed interest* - there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for withholding tax purposes when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia. These rules do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the Notes had been held to maturity by a non-resident;

(d) *death duties* - no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority in it having power to tax, if held at the time of death;

(e) *stamp duty and other taxes* - no *ad valorem* stamp, issue, registration or similar taxes are payable in Australia on the issue of any Notes or transfer of any Notes;

(f) *other withholding taxes on payments in respect of Notes* - section 12-140 of the Taxation Administration Act 1953 of Australia ("**Taxation Administration Act**") imposes a type of withholding tax at the rate of (currently) 48.5 per cent. on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number ("**TFN**"), (in certain circumstances) an Australian Business Number ("**ABN**") or proof of some other exemption (as appropriate).

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, then the requirements of section 12-140 do not apply to payments to a holder of Notes in registered form who is not a resident of Australia and not holding the Notes in the course of carrying on business at or through a permanent establishment in Australia. Payments to other classes of Noteholders in registered form may be subject to a withholding where the holder of those Notes does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate);

(g) *supply withholding tax* - payments in respect of the Notes can be made free and clear of the "supply withholding tax" imposed under section 12-190 of the Taxation Administration Act;

(h) *goods and services tax (GST)* - neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia; and

(i) *debt/equity rules* - Division 974 of the Australian Tax Act, which applies from 1 July 2001, contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT. Each Issuer intends to issue Notes which are to be characterised as "debt interests" for the purposes of the tests contained in Division 974 and the returns paid on the Notes are to be "interest" for the purpose of section 128F of the Australian Tax Act. Accordingly, Division 974 is unlikely to affect the Australian tax treatment of holders of Notes.

3 Recent Developments

Additional withholdings from certain payments to non-residents

Section 12-315 of schedule 1 of the Taxation Administration Act (introduced by the Taxation Laws Amendment Act (No. 4) 2003) gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents after 1 July 2003. No draft regulations have yet been released, so it is not possible to determine what types of payments would be caught by the new rules nor the rate of withholding. However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible Minister is satisfied that the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The Issuer has been advised by Mallesons Stephen Jaques that they do not expect the regulations to apply to repayments of principal under the Notes, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any regulations to the proceeds of any sale of the Notes will need to be monitored.

Taxation of foreign exchange gains and losses

The Federal Government introduced into Parliament on 29 May 2003 the New Business Tax System (Taxation of Financial Arrangements) Bill (No. 1) 2003 which contains new rules to deal with the taxation consequences of foreign exchange transactions entered into after 1 July 2003 (unless a taxpayer elects for them to apply to earlier transactions). In their current form, the draft rules are very complicated and, generally speaking, will require Australian taxpayers, or non-residents that hold assets, or incur liabilities, in the course of carrying on business in Australia, to perform complex (and frequent) calculations to determine the foreign exchange gains and losses they are taxed upon in respect of holding assets (or incurring liabilities) in non-Australian currency. Certain entities will also be able to choose to adopt a functional currency as their unit of account that is not the A$, in which case rules will apply regarding the translation to Australian dollars.

There are several exclusions from the new rules. In particular, authorised deposit taking institutions ("**ADIs**") under the Banking Act 1959 of Australia ("**Banking Act**") and non-ADI financial institutions (as defined in the Banking Act) are, for the time being, excluded from the new foreign exchange gains and losses rules (on the basis that different and more extensive retranslation rules will ultimately apply to them as part of the Australian Government's plan for further reform of the taxation of financial arrangements).

In the present case, the Issuer is more likely to not be an ADI or a non-ADI financial institution. Accordingly, the new rules are likely to apply to the Issuer in respect of the Notes denominated in a currency other than Australian dollars. In addition, the new rules may apply to any holders of the Notes denominated in a currency other than Australian dollars that are not ADIs or non-ADI financial institutions and which are Australian residents or non-residents that hold those Notes in the course of carrying on business in Australia. Any such Noteholders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

New Zealand Taxation

The following is a summary of the New Zealand taxation treatment at the date of the Information Memorandum of payments of interest on New Zealand Domestic Notes and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of New Zealand Domestic Notes. Prospective holders of New Zealand Domestic Notes who are in any doubt as to their tax position should consult their professional advisers.

Under section NF 1(2) of the New Zealand Income Tax Act 1994 ("**New Zealand Tax Act**"), the resident withholding tax ("**RWT**") rules potentially apply to all interest paid to New Zealand residents (or non-residents engaged in business in New Zealand through a fixed establishment in New Zealand). Any payment of interest on New Zealand Domestic Notes to a New Zealand resident (or such non-resident with a branch in New Zealand) will be resident withholding income which is subject to the RWT rules.

Under section NF 9 of the New Zealand Tax Act, certain categories of persons can apply for certificates of exemption from RWT. Interest paid to holders of valid certificates of exemption is not subject to the RWT rules. For the Issuer to be satisfied that this exemption applies to the payment of interest on a New Zealand Domestic Note:

(a) the Issuer must be satisfied that the holder of the New Zealand Domestic Note is a registered bank under the Reserve Bank of New Zealand Act 1989; or

(b) the Issuer must have seen a copy of a certificate of exemption issued to the holder.

If the Issuer is not satisfied that the holder has a valid certificate of exemption, the Issuer will deduct RWT from the payment of interest on the New Zealand Domestic Notes. The rate of RWT deducted from the interest will normally be 19.5 per cent. (provided the holder has furnished its tax file number) but recipients can elect for a higher rate to be deducted.

If the holder is neither resident in New Zealand nor engaged in business in New Zealand through a fixed establishment, the Issuer must deduct non-resident withholding tax ("**NRWT**") from the interest paid on the New Zealand Domestic Notes. If the interest is non-resident withholding income, it is excluded from resident withholding income and RWT does not have to be deducted.

As set out in more detail in Condition 20 of the Notes, if the Issuer at any time is compelled by law to deduct or withhold an amount in respect of any withholding taxes, the Issuer shall make such deductions and there will be no grossing-up of the payment.

The Issuer has been advised that under New Zealand laws as presently in effect:

(A) assuming the holder of a New Zealand Domestic Note is a New Zealand tax resident (or is engaged in business in New Zealand through a fixed establishment in New Zealand) and is the holder of a certificate of exemption from RWT, payment of principal and interest to that holder will not be subject to deduction of New Zealand resident withholding tax. However, such a holder will be subject to income tax, under the financial arrangements "accrual rules" in Part EH of the New Zealand Tax Act, in respect of any accruing (or realised) gains arising from investment in (or sale of) the New Zealand Domestic Note;

(B) in the case of a holder of a New Zealand Domestic Note who is neither tax resident in New Zealand nor engaged in business in New Zealand through a fixed establishment in New Zealand, payment of interest will be subject to deduction of NRWT. That NRWT will be a final tax applied by New Zealand in respect of interest derived by such a holder. Such a holder may be, but is unlikely to be, subject to New Zealand income tax on any other gains derived from holding the Note, such as gains on sale;

(C) as New Zealand does not impose any stamp duty (or similar issue or registration tax) and does not impose death duties, no New Zealand stamp duty or death duty will apply to any New Zealand Domestic Note or any holder of a New Zealand Domestic Note; and

(D) New Zealand goods and services tax will not apply in respect of any payments made on a New Zealand Domestic Note.

The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross.

European Union Directive on the Taxation of Savings

On 3 June 2003 the EU Council of Economics and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from 1 January 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxemburg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Clearing and Settlement

Euroclear

The Euroclear System was created in 1968 to hold securities for participants in Euroclear ("**Euroclear Participants**") and to effect transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear System is operated by Euroclear Bank S.A./N.A. ("**Euroclear Operator**").

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the terms and conditions governing use of Euroclear, the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the "**Euroclear Terms and Conditions**"). The Euroclear Terms and Conditions govern transactions of securities and cash within Euroclear, withdrawal of securities and cash from the system and receipts of payments with respect to securities in the system. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to interests in Global Notes held through Euroclear will be credited to the Euroclear cash accounts of Euroclear Participants to the extent received by the Euroclear Operator's depositary, in accordance with the Euroclear Terms and Conditions. The Euroclear Operator will take any other action permitted to be taken by a holder of any Global Notes on behalf of a Euroclear Participant only in accordance with the Euroclear Terms and Conditions.

Clearstream, Luxembourg

Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") is incorporated under the laws of Luxembourg as a professional depositary and provides, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg holds securities for its participating organisations ("**Clearstream, Luxembourg Participants**") and facilitates the clearance and book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg Participants are recognised financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporation and certain other organisations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg, Participant, either directly or indirectly.

Austraclear Australian System

Austraclear Limited began operation of the Austraclear Australian System in 1984. Austraclear Limited is an unlisted public company owned by financial institutions and other market participants. It operates the national central securities depository to the Australian money market and registry for semi-government and private sector debt securities lodged with the Austraclear Australian System. Through its proprietary Financial Transactions Recording and Clearance Systems (FINTRACS) software, the Austraclear Australian System electronically clears and settles most debt securities traded in the Australian money market and capital market, excluding those issued by the Commonwealth Government.

The rights and obligations of Austraclear Limited and participants under the Austraclear Australian System are created by contract, as evidenced through the Austraclear System Regulations and Operating Manual, User Guides and instructions and directions contained within the Austraclear Australian System ("**Austraclear Australia Rules**").

Under the Austraclear Australian System, a wide range of eligible debt instruments may be "lodged" with Austraclear Limited and either immobilised in its vaults which are located in Austraclear Limited's branch offices in Sydney and Melbourne (if they are in physical form), or recorded on an electronic register. Through the Austraclear Australian System, ownership of these "physical" or "discount" debt instruments (Paper Securities) and "non-physical" or "fixed interest" debt instruments (Non-Paper Securities) is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a real-time gross settlement ("**RTGS**") system, operated by the Reserve Bank of Australia ("**RBA**") and developed by Austraclear Limited.

The Austraclear Australian System relies upon both parties to a transaction entering trade details into computer terminals that the System then matches before effecting settlement. As well as facilitating securities settlements the Austraclear Australian System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.

As transactions currently processed through the Austraclear Australian System are made on a RTGS basis, all high-value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a real time gross basis through institutions' exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBA. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.

Austraclear New Zealand System

Since 1990, the Reserve Bank of New Zealand ("**RBNZ**") has operated the Austraclear New Zealand System in New Zealand out of its Financial Services Group. The Austraclear New Zealand System electronically clears and settles most debt and equity securities issued by the New Zealand Government, local authorities and other public and private sector issuers traded in the New Zealand money market and capital market.

The rights and obligations of the RBNZ as operator of the Austraclear New Zealand System and participants under the Austraclear New Zealand System are created by contract, as evidenced through the Austraclear New Zealand System Rules and the Austraclear New Zealand Operating Guidelines ("**Austraclear New Zealand Rules**").

Under the Austraclear New Zealand System, a wide range of eligible New Zealand dollar-denominated securities (debt instruments and equities) may be "lodged" with New Zealand Central Securities Depositary Limited ("**NZCSD**"), a custodian that is fully owned by the RBNZ, and recorded on an electronic register. Through the Austraclear New Zealand System, ownership of these debt instruments is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a RTGS system, operated by the RBNZ.

The Austraclear New Zealand System relies upon both parties to a transaction entering trade details into computer terminals that the Austraclear New Zealand System then matches before effecting settlement. As well as facilitating securities settlements, the Austraclear New Zealand System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.

As transactions currently processed through the Austraclear New Zealand System are made on a RTGS basis, all high-value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a RTGS basis through the institutions' Austraclear New Zealand System cash account that clears through their respective banks' exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBNZ. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.

The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross. As described in more detail above, under "New Zealand Taxation", interest paid to holders of valid certificates of exemption is not subject to the New Zealand RWT rules. In order for this exemption to apply to the payment of interest on a New Zealand Domestic Note, the New Zealand Registrar must have seen a copy of a certificate of exemption issued to the holder or if the New Zealand Domestic Note is held through a nominee

member of the Austraclear New Zealand System, to the nominee. However, the RBNZ will allow a member of the Austraclear New Zealand System that is non-resident in New Zealand and does not hold a certificate of exemption from RWT to hold only New Zealand government securities.

Accordingly, in practice:

(i) a holder of a New Zealand Domestic Note lodged in the Austraclear New Zealand System must provide evidence to the RBNZ that it is the holder of a certificate of exemption from RWT; or

(ii) the holder must hold the New Zealand Domestic Note through a nominee member of the Austraclear New Zealand System that has itself provided that evidence to the RBNZ; or

(iii) (where a New Zealand Domestic Note is traded from the Austraclear New Zealand System to either Euroclear or Clearstream, Luxembourg, in which case the New Zealand Domestic Note remains within the Austraclear New Zealand System (see below)), Westpac Nominees -NZ- Limited ("**Westpac Nominees**"), which acts as agent for Euroclear, and ANZ Nominees Limited ("**ANZ Nominees**"), which acts as agent for Clearstream, Luxembourg, manage any related interest withholding tax that is legally required in relation to the relevant payment; in this case, each of Euroclear and Clearstream, Luxembourg is responsible for advising Westpac Nominees or ANZ Nominees, as the case may be, of the tax status of its holder as the beneficial owner of the New Zealand Domestic Note.

Cross-market trading - Austraclear Australian System

The Austraclear Australian System is a participant in the Euroclear System and the Clearstream, Luxembourg (each a "**Clearance and Settlement System**") and consequential changes to the Austraclear Australia's Rules have been made. The amendments provide for members of the Austraclear Australian System to lodge, take out ("**uplift**") and record transactions in respect of entitlements to certain bonds, notes, certificates of deposit and commercial paper issued in the Euromarkets ("**Eurosecurities**"). Members of the Austraclear Australian System will acquire an equitable interest (a "**Euroentitlement**") in the rights which the Austraclear Australian System acquires to the relevant Eurosecurities. A Euroentitlement will be lodged in the Austraclear Australian System by the member arranging for the transfer of the Eurosecurities to the account of Austraclear Australian System with the relevant Clearance and Settlement System. It will not be possible for members to subscribe for a Eurosecurity through the Austraclear Australian System. Once a Euroentitlement is lodged with the Austraclear Australian System the member can deal with the Euroentitlement in much the same way as other securities lodged with the Austraclear Australian System.

The Austraclear Australian System will establish a separate account in Australia through which it will receive and disburse payments to members who hold Euroentitlements. Payments received by the Austraclear Australian System in respect of Eurosecurities relating to Euroentitlements will be paid by the Austraclear Australian System to the relevant member for value on the same day that payment is made by the issuer of the related Eurosecurities.

Euroentitlements will be able to be uplifted from the Austraclear Australian System by the Austraclear Australian System transferring the related Eurosecurity to the account of another participant in the relevant Clearance and Settlement System.

At present the provisions do not provide for a two-way link. The provisions will only apply to securities issued in the Euromarkets. Accordingly, the new arrangements will not apply to instruments issued in the Australian domestic markets.

Cross-market trading - Austraclear New Zealand System

Westpac Nominees acts in New Zealand as the agent for Euroclear, and ANZ Nominees as the agent for Clearstream, Luxembourg for New Zealand dollar-denominated fixed interest and registered discount securities issued in the New Zealand domestic markets and initially lodged with the Austraclear New Zealand System. Unlike the Austraclear Australian System, the RBNZ is not a participant in Euroclear or Clearstream, Luxembourg. If a security is traded from the Austraclear New Zealand System into Euroclear or Clearstream, Luxembourg, the security is transferred from the account of the relevant member of the Austraclear New Zealand System into the pool account of Euroclear or Clearstream, Luxembourg, as the case may be, within the Austraclear New Zealand System. Legal ownership of the security remains with NZCSD and only the beneficial entitlements to the security changes. That is, the security always remains lodged within the Austraclear New Zealand System and is not "uplifted" into Euroclear or Clearstream, Luxembourg. The relevant participant in Euroclear or Clearstream,

Luxembourg acquires an equitable interest in the rights which Euroclear or Clearstream, Luxembourg acquires to the relevant security.

On advice from Euroclear or Clearstream, Luxembourg, Westpac Nominees or ANZ Nominees, as the case may be, enters and settles transactions in the Austraclear New Zealand System with its New Zealand member, then advises Euroclear or Clearstream, Luxembourg electronically via SWIFT. Any payments of funds are cleared by Euroclear's or Clearstream, Luxembourg's New Zealand bank.

At present, the Austraclear New Zealand System does not provide for a two-way link with Euroclear and Clearstream, Luxembourg. The Austraclear New Zealand System enables New Zealand Domestic Notes initially lodged within the Austraclear New Zealand System to be traded to Euroclear and Clearstream, Luxembourg accounts through their respective New Zealand agents. It is not possible at present for New Zealand dollar-denominated Eurosecurities initially lodged within Euroclear and/or Clearstream, Luxembourg to be traded into the Austraclear New Zealand System or to be subscribed through the Austraclear New Zealand System.

Summary of provisions relating to Euro Notes while in Global Form

*This summary relates to the issue by the Issuer of Notes in bearer form ("**Euro Notes**") pursuant to the Euro Fiscal Agency Agreement dated 31 October 2001 as amended and restated on 15 October 2002 as amended and restated or supplemented from time to time between the Issuer and the Fiscal Agent and having the benefit of the Deed Of Covenant dated 31 October 2001 executed by the Issuer. All capitalised terms that are not defined in this summary have the meaning given to them in the "Terms and Conditions of the Notes".*

1 Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg ("**Common Depositary**"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

2 Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

3 Payments

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interest in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, have given a like certification (based on the certifications it has received) to the Fiscal Agent.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

4 Exchange

4.1 Temporary Global Notes

Each Temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Euro Fiscal Agency Agreement for interests in a Permanent Global Note or, if so provided in the relevant Pricing Supplement, for Definitive Bearer Notes.

If:

(a) a Permanent Global Note has not been delivered or its principal amount increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Note has requested exchange of an interest in the Temporary Global Note for an interest in a Permanent Global Note; or

(b) Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Note has requested exchange of the Temporary Global Note for Definitive Notes; or

(c) a Temporary Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of a Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Temporary Global Note in accordance with the terms of the Temporary Global Note on the due date for payment,

then the Temporary Global Note (including the obligations to deliver a Permanent Global Note or increase the principal amount thereof or deliver Definitive Notes, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of (c) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under a deed of covenant dated 31 October 2001 ("**Deed of Covenant**") executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

4.2 Permanent Global Notes

Each Permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes", in part for Definitive Notes:

(a) by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due;

(b) if the relevant Pricing Supplement provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange; and

(c) otherwise, (i) if the Permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an "**Alternative Clearing System**") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (ii) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

If:

(a) Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Note has duly requested exchange of the Permanent Global Note for Definitive Notes; or

(b) a Permanent Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest

has not been made to the bearer of the Permanent Global Note in accordance with the terms of the Permanent Global Note on the due date for payment,

then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights under it (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Deed of Covenant). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

4.3 Partial exchange of Permanent Global Notes

For so long as a Permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such Permanent Global Note will be exchangeable in part on one or more occasions for Definitive Notes (a) if principal in respect of any Notes is not paid when due or (b) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Pricing Supplement) relating to Partly Paid Notes.

4.4 Delivery of Notes

On or after any due date for exchange the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part of it to be exchanged, the Issuer will deliver, or procure the delivery of, a Permanent Global Note in an aggregate principal amount equal to that of the whole or that part of a Temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a Permanent Global Note to reflect such exchange.

In this Information Memorandum, "Definitive Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the schedules to the Euro Fiscal Agency Agreement. On exchange in full of each Permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

4.5 Exchange Date

"Exchange Date" means, in relation to a Temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a Permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

5 Transfers

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

6 Conditions applicable to Global Notes

Each Global Note contains provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:

(a) *Meetings:* The holder of a Permanent Global Note shall (unless such Permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of holders and, at any such meeting, the holder of a Permanent Global Note shall be treated as having one vote in respect of each minimum Denomination of Notes for which such Global Note may be exchanged.

(b) *Cancellation:* Cancellation of any Note represented by a Permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the principal amount of the relevant Permanent Global Note.

(c) *Purchase:* Notes represented by a Permanent Global Note may be purchased by the Issuer or any of its Subsidiaries at any time in the open market or otherwise and at any price.

(d) *Issuer's call options:* Any option of the Issuer provided for in the Conditions of the Notes while such Notes are represented by a Permanent Global Note shall be exercised by the Issuer giving notice to the holders within the time limits set out in and containing the information required by the Conditions, except that the notice is not required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes is required. If any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes are governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

(e) *Investors' put option:* Any option of the holders provided for in the Conditions of any Notes while such Notes are represented by a Permanent Global Note may be exercised by the holder of such Permanent Global Note, giving notice to the Principal Paying Agent within the time limits relating to the deposit of Notes with the Principal Paying Agent substantially in the form of the notice available from the Principal Paying Agent or any Paying Agent, except that the notice is not required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the principal amount of Notes in respect of which the option is exercised and at the same time presenting for notation the Permanent Global Note to the Fiscal Agent.

7 Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Information Memorandum, but will be contained in the relevant Pricing Supplement and accordingly in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for any interest in a Permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

Sale and Subscription

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated 31 October 2001 as amended and restated or supplemented from time to time ("**Dealer Agreement**") between the Issuer, the Arranger and the Dealers, the Notes will be offered by the Issuer to the Dealers. The Notes may be resold at prevailing market prices, or at related prices, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that may be jointly and severally underwritten by two or more Dealers.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes and to pay the Dealers certain fees and commissions. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States of America

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended ("**Securities Act**") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. Terms used in the preceding sentence have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes,

(a) as part of their distribution at any time or

(b) otherwise until 40 days after the completion of the distribution of the Notes comprising the relevant Tranche, as certified to the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer by such Dealer (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to Notes of such Tranche purchased by or through it, in which case the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer shall notify each such Dealer when all such Dealers have so certified),

within the United States or to or for the account or benefit of U.S. persons, and such Dealer will have sent to each dealer to which it sells Notes during the relevant distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to or for the account or benefit of U.S. persons.

Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering of Notes comprising any Tranche, any offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of Index Linked Interest Notes and Dual Currency Notes is subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers agree as a term of the issue and purchase of such Notes, which additional selling restrictions will be set out in the applicable Pricing Supplement. The Dealers have agreed that they will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented, warranted and agreed that:

(a) *No offer to public - listed Notes:* with respect to Notes which have a maturity of one year or more and which are to be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 ("**FSMA**"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b) *No offer to public - unlisted Notes:* with respect to Notes which have a maturity of one year or more and which are not be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(c) *General compliance:* it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the any Notes in , from or otherwise involving the United Kingdom; and

(d) *Financial promotion:* it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan ("**Securities and Exchange Law**") and, accordingly, each Dealer has agreed that it will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Federal Republic of Germany

Each Dealer has represented and agreed that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapierverkaufsprospktgesetz*) of 13 December 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale securities.

The Republic of France

Each of the Dealers has represented and agreed that it will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and that offers and sales of Notes in the Republic of France will be made in accordance with article L. 411-2 the Code Monétaire et financier, as amended and Decree no. 98-880 dated 1 October 1998 relating to offers to a limited number of investors and/or qualified investors.

In addition, each of the Dealers has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Information Memorandum or any other offering material relating to the instruments other than to investors to whom offers and sales of Notes in the Republic of France may be made as described above.

Switzerland

Each Dealer has agreed that any issue of Notes denominated in Swiss Francs will be in compliance with the guidelines of the Swiss National Bank regarding issues of Swiss Franc denominated debt securities.

Commonwealth of Australia

Each Dealer has acknowledged and agreed that no prospectus or other disclosure document in relation to the Program or the Notes has been or will be lodged with the Australian Securities and Investments Commission. Each Dealer has represented and agreed that, unless the relevant Pricing Supplement provides otherwise, it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) it has not distributed or published, and will not distribute or publish, the Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 or its equivalent (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia, and (ii) such action complies with all applicable laws and regulations.

New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand other than:

(i) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money or who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(ii) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

Each Dealer has represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:

(1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the "SFA");

(2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or

(3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The Netherlands

Each Dealer has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes with a denomination of less than EUR50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Act 1995 ("*Wet toezicht effectenverkeer 1995*") is applicable and the conditions attached to such exemption are complied with.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the relevant Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Information Memorandum.

No action has been taken or will be taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution or making available of the Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes or makes available the Information Memorandum, any other offering material or any Pricing Supplement and the Issuer nor any other Dealer shall have responsibility for them.

With regard to each Tranche, the relevant Dealer(s) will comply with such other additional restrictions as the Issuer and the relevant Dealer(s) agree and are set out in the relevant Pricing Supplement.

Form of Pricing Supplement

Set out below is a proforma pricing supplement which, subject to completion and amendment, will be issued in respect of issues of Notes under the Program. Text in this section appearing in italics does not form part of the form of the Pricing Supplement but denotes directions for completing the Pricing Supplement.

Pricing Supplement dated [ ]

Telstra Corporation Limited

(ABN 33 051 775 556)

[Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under the euro 8,000,000,000
Debt Issuance Program

[This document constitutes the Pricing Supplement relating to the issue of Notes described in it. Terms used in this Pricing Supplement are deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [ ] 2003. This Pricing Supplement must be read in conjunction with such Information Memorandum.] [This document constitutes the Pricing Supplement relating to the issue of Notes described in it. Terms used in this Pricing Supplement are deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated [*current date*] save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] (which are attached to this Pricing Supplement).][1]

[In connection with this issue, the Stabilising Agent or any person acting on its behalf may over-allot or effect transactions outside Australia with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent acting on its behalf to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules. Such stabilising activities are not permitted in Australia.][2]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1	Issuer:		Telstra Corporation Limited
2	(i)	Series Number:	[ ]
	(ii)	Tranche Number: (if fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)]	[ ]
3	Specified Currency or Currencies:		[ ]
4	Aggregate Nominal Amount:		
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]

[1] This wording should be used for issues of fungible Notes which have Terms and Conditions set out in an old Information Memorandum.

[2] Applies where a Stabilising Agent is appointed

5	(i) Issue Price:	[ ] per cent of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6	Specified Denomination(s):	[ ] [*If the Tranche is to be issued in Australia, note that the denominations can be any value but the purchase price payable by each purchaser must be at least A$500,000 or otherwise be offered in a manner that does not require disclosure under Part 6D.2 of the Corporations Act 2001 of Australia*]
7	(i) Issue Date:	[ ]
	(ii) Interest Commencement Date (if different from the Issue Date):	[ ]
8	Maturity Date:	[*Fixed rate - specify date* *Floating rate - specify Interest Payment Date falling in the relevant month and year*]
9	Interest Basis:	[Fixed Rate] [Specify reference rate +/- [ ]% Floating Rate] [Zero Coupon] [Index Linked Interest] [*specify other*] (further particulars specified below)
10	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*]
11	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another interest or redemption/payment basis*]
12	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13	Listing:	[London/Australia/other (*specify*)/None]

14	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Fixed Rate[(s)] of Interest:	[ ] per cent. per annum [payable annually/semi-annually/quarterly/monthly] in arrear]
	(ii)	Interest Payment Date(s):	[ ] in each year
	(iii)	Fixed Coupon Amount[(s)]:	[ ] [per Note of [ ] Specified Denomination]
	(iv)	Broken Amount(s):	*[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amounts]*
	(v)	Day Count Fraction:	[30/360]/[Actual/Actual (ISMA)] *specify other/ [If neither of these options applies, given details]*
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*] *(Consider if day count fraction, particular for euro denominated issues, should be on an Actual/Actual (ISMA) basis.)*
16	**Floating Rate Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate)*
	(i)	Interest Period(s)/ Interest Payment Date(s):	[ ]
	(ii)	Specified Interest Payment Dates:	[ ]
	(iii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *(specify other) (unless "No Adjustment" is stated or the ISDA Rate applies) if nothing is specified in relation to Interest Payment Dates, the Modified Following Business Day Convention will apply. Care should be taken to match the maturity date (as well as other key dates) of the Notes with any underlying swap transaction. Since maturity dates do not automatically move with business day convention under ISDA, it may be necessary to specify "No Adjustment" in relation to maturity date of the Notes to disapply the Applicable Business Day Convention*]
	(iv)	Additional Business Centre(s):	[Not Applicable/*give details*]
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/ *(specify other)*]
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Fiscal	[ ]

		Agent]):	
	(vii)	Screen Rate Determination:	
		- Reference Rate:	[*For example, LIBOR, EURIBOR or BBSW*]
		- Interest Determination Date(s):	[*For example, second London business day prior to the start of each Interest Period of LIBOR other than sterling or euro LIBOR, first day of each Interest Period of sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period of EURIBOR or euro LIBOR.*]
		- Relevant Screen Page:	[*For example, Telerate page 3750/248*]
	(viii)	ISDA Determination:	
		- Floating Rate Option:	[ ]
		- Designated Maturity:	[ ]
		- Reset Date:	[ ]
	(ix)	Margin(s):	[+/-] [ ] per cent. per annum
	(x)	Minimum Rate of Interest:	[ ] per cent. per annum
	(xi)	Maximum Rate of Interest:	[ ] per cent. per annum
	(xii)	Day Count Fraction:	[ ]
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[Not applicable/*give details*]
17		**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraph of this paragraph)*
	(i)	[Amortisation/Accrual] Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[*Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition 15.5*]
18		**Index Linked Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Index/Formula:	[*Give or annex details*]
	(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible	[ ]

		or impracticable:	
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (*specify other*)]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
19	**Dual Currency Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*Give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20	**Issuer Call Option**		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	[ ]
		(b) Maximum Redemption Amount:	[ ]
	(iv)	Notice period (if other than as set out	[ ]

in the Conditions):

21	**Investor Put Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	
	(iii) Notice period (if other than as set out in the Conditions):	[ ]
22	**Final Redemption Amount**	[Nominal Amount/(*specify other*)/see Appendix]
23	**Early Redemption Amount**	[ ]
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions)	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	**Form of Notes:**	[Bearer Notes/Australian Domestic Notes (in registered form)/New Zealand Domestic Notes (in registered form)/[*specify other*]] [Interests in a Temporary Global Note in bearer form are exchangeable for interests in a Permanent Global Note in bearer form; interests in a Permanent Global Note in bearer form are exchangeable for definitive Notes in bearer form in the limited circumstances specified in the Permanent Global Note.] [Interests in a Temporary Global Note in bearer form are exchangeable for definitive Notes in bearer form]
25	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details. Note that this item relates to the place of payment, and not interest period end dates, to which item 16(iii) relates*]
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*] [Attach further provisions as necessary]
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details*]

29	Notices:	[specify any other means of effective communications]
30	Governing law:	[English law/Australian Capital Territory law/New Zealand law/*specify other*]
31	Other terms or special conditions:	[Not Applicable/*give details*]
32	Redenomination, renominalisation and reconventioning provisions:	[Not applicable/The provisions in [Condition 29/ annexed to this Pricing Supplement] apply]

DISTRIBUTION

33	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Agent (if any):	[Not Applicable/*give name*]
34	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
35	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36	ISIN Code:	[ ]
37	Common Code:	[ ]
38	Austraclear [New Zealand] identification number:	[ ]
39	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg, Austraclear or Austraclear New Zealand and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)]*
40	Delivery:	Delivery [against/free of] payment
41	Additional Payment Agent(s) (if any):	[ ]
42	In the case of [Australian/New Zealand] Domestic Notes:	
	[Australian/New Zealand] Registrar:	[ ] of [*address*]]

The Note will be eligible for lodgement into the [Austraclear/Austraclear New Zealand] System. Distributions of principal and interest with respect to Notes held through the Austraclear/Austraclear New Zealand] System will be credited to the cash accounts of members of the Austraclear/Austraclear New Zealand] System in accordance with the regulations and the operating manual applicable to the Austraclear/Austraclear New Zealand] System.

Interests in the Notes may be held through Euroclear and Clearstream, Luxembourg indirectly through institutions which are participants in Euroclear and Clearstream, Luxembourg. In such circumstances, [Westpac Custodian Nominees Limited/Westpac Nominees -NZ- Limited] (as nominee of Euroclear) or ANZ Nominees Limited (as nominee of Clearstream, Luxembourg) would hold the interests in the Notes in the [Austraclear/Austraclear New Zealand] System. [Austraclear Limited/NZCSD] will be [inscribed/ registered] as the Holder of such Notes and will therefore be treated by the Issuer and the [Australian/New Zealand] Registrar as the absolute owner of such Notes.

The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their participants and the investors.

43	Public Offer Test Compliant	The Notes [are issued/are not issued] in a manner which the Issuer intends to comply with the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia

[LISTING APPLICATION

This Pricing Supplement comprises the details required for the issue of Notes described in it to be admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange plc pursuant to the admission to listing and trading of the euro 8,000,000,000 Debt Issuance Program of Telstra Corporation Limited.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:................................

Duly authorised officer

General Information

Listing

The admission of the Program to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange is expected to take effect on 15 November 2003. Any Tranche of Notes intended to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange will be so admitted to listing and trading upon submission to the UK Listing Authority and the London Stock Exchange of the relevant Pricing Supplement and any other information required by the UK Listing Authority and the London Stock Exchange, subject to the issue of the relevant Notes. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

However, Notes may be issued pursuant to the Program which will not be admitted to listing, trading and/or quotation by the UK Listing Authority or the London Stock Exchange or any other listing authority, stock exchange and/or quotation system or which will be admitted to listing, trading and/or quotation by such listing authority, stock exchange and/or quotation system as the Issuer and the relevant Dealer(s) may agree.

Authorisations

The establishment of the Program was authorised as part of the borrowing Program approved on 19 October 2001. The Issuer has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes.

Clearing of the Notes

The Notes (other than Australian Domestic Notes and New Zealand Domestic Notes) have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and the International Securities Identification Number in relation to the Notes of each Series will be specified in the Pricing Supplement relating thereto. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

US selling restrictions

Notes (other than Temporary Global Notes, Australian Domestic Notes and New Zealand Domestic Notes) and any Coupon appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person who holds a bearer Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such bearer Note or Coupon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

Settlement arrangements

Settlement arrangements will be agreed between the Issuer, the relevant Dealer(s) and the Fiscal Agent (if relevant) in relation to each Tranche of Notes.

Legal proceedings

There are no legal, arbitration or administrative proceedings involving the Issuer or any of its subsidiaries (and, so far as the Issuer is aware, no such proceedings are pending or threatened) that have or may have or have had during the twelve months prior to the date of this document, a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Financial information and accounts

Since 30 June 2003, the last day of the financial period for which the most recent audited financial statements of the Issuer have been prepared, there has, with the exception of disclosures made in the Information Memorandum,

been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole.

Independent public auditors have audited the Issuer's financial statements for the three fiscal years ended 30 June 2003 and unqualified opinions have been received. While the auditor for Australian financial reporting purposes was the Australian National Audit Office for the three year period ending on 30 June 2003, the auditor for filings outside Australia has been Ernst & Young for fiscal years 2003, 2002 and 2001.

Program documents

For so long as the Program remains in effect or any Notes shall be outstanding, copies of the following documents may be inspected during normal business hours at the specified office of the Fiscal Agent, the Paying Agent, the Australian Registrar, the New Zealand Registrar and from the principal office of the Issuer, namely:

(a) the constitution of the Issuer;

(b) the current listing particulars and any supplementary listing particulars in relation to the Program, together with any amendments;

(c) the Deed of Covenant;

(d) the Euro Fiscal Agency Agreement;

(e) the Dealer Agreement;

(f) the Australian Registry Services Agreement;

(g) the New Zealand Registry Services Agreement;

(h) the Australian Note Deed Poll;

(i) the New Zealand Note Deed Poll;

(j) the most recent accounts and consolidated accounts of the Issuer beginning with the accounts for the years ended 30 June 2002 and 30 June 2003 together with any unaudited interim consolidated accounts of the Issuer beginning with the 31 December 2002 consolidated accounts; and

(k) any Pricing Supplement relating to Notes which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system. (In the case of any Notes which are not admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system, copies of the relevant Pricing Supplement will only be available for inspection by a Noteholder (including, for this purpose, any person holding an interest in a Global Note) in respect of such Note).

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Commonwealth Bank of Australia
Level 12
385 Bourke Street
Melbourne Victoria 3000

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
Level 4
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International Limited
25 Cabot Square
London E14 4QA

Royal Bank of Canada Europe Limited
71-71A Queen Victoria Street
London EC4V 4DE

UBS Limited
100 Liverpool Street
London EC2M 2RH

Westpac Banking Corporation
60 Martin Place
Sydney NSW 2000

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT AND PAYING AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

NEW ZEALAND REGISTRAR

Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020

AUTHORISED ADVISOR

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

LEGAL ADVISERS

to the Issuer as
to Australian and English law

Mallesons Stephen Jaques
Level 28
Rialto
525 Collins Street
Melbourne Victoria 3000

to the Dealers
as to English law

Clifford Chance
10 Upper Bank Street
London E14 5JJ

to the Issuer
as to New Zealand law

Bell Gully
HP Tower
171 Featherston Street
Wellington

Telstra Corporation Limited

Dr Ziggy Switkowski

Chief Executive Officer

Macquarie Equities Investor Conference 2003

Disclaimer

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra and the Australian market; and the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate.

Telstra

Telstra – Already a Strong Performer

- Telstra has a strong ROIC, EBITDA margins and Dividend Yield
- 13th largest telco globally by market capitalisation
- Growing PSTN revenues (unlike many of our peers)
- Effective wholesale model
- Robust balance sheet
- Strong free cashflows
- Rigorous CAPEX management



Dividend Yield % As at 1 October 2003
0
1
2
3
4
5
6
SBC
TELSTRA
Verizon
SingTel
TCNZ
Bell South
AT&T
British Telecom
Sprint
Korea Telecom
TELEF
Vodafone
NTT
Deutsche Telekom
France Telekom
TeliaSonera
Baa3
Baa2
Baa1
A3
A2
A1
Aa3
Aa2
Aa1
Rating
Source: Moodys

We can go further...

Telstra

Telecommunications is a GDP plus Industry

GDP & Communications Services



20%
15%
10%
5%
0%
-5%
% Growth
Communication Services
GDP
Mar.1991
Mar.1994
Mar.1997
Mar.2000
Mar.2003

Consumer Spending on Communications



3.0%
2.5%
2.0%
1.5%
Share of disposable income
GST-related spike
95-96
97-98
99-00
01-02
03-04f
05-06f

Source: Australian Bureau of Statistics

Telecommunications demand expected to grow by ~4%

Telstra

Telstra's Market Share Remains Strong [1]


Local
16%
76%
Domestic LD
66%
International LD
53%
Mobile
46%
Basic Access
14%
78%
Data
63%
Subscription TV
57%
Directories
95%
Narrowband
27%
Broadband
18%
50%
Internet & IP
37%
Telstra share
Other
Resold

Diverse revenue streams mitigate risk

(1.) Market Shares as at June 30 2003

Market Share Trends

Market Share


Millions
16
14
12
10
8
6
4
2
0
Mobile SIOs - Industry
Access Lines - Telstra
Mobile SIOs - Telstra
1999
2000
2001
2002
2003

Telstra Market Shares[1]


90%
80%
70%
60%
50%
40%
30%
Data & Internet
Voice
Mobiles
1999
2000
2001
2002
2003

Market share losses slowing

Telstra

(1) Market share by revenue for Data, Internet & voice. Market share by SIO for mobiles.

Strong Growth in Consumer Packages



Millions
3.5
3
2.5
2
1.5
1
0.5
0
Single Bill
Consumer Packages*
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May '02
July '02
Sep '02
Nov '02
Jan '03
Mar '03
May-03
Jul-03
Sep-03

- Consumers on Telstra packages continue to grow, with nearly 1.5m consumers multi product packages.

Bundling offers reduce churn

Telstra

* Includes Rewards (5% and 10%), Relationships (25% and 50%), Family Phones Bonus + Features—figures quoted are net of overlap between packages

VAS Has Grown Call Completion

- Aiming to drive call completion towards 80%. Mitigates declining local call volumes


Local, STD, M2F Call Completion
80%
78%
76%
74%
72%
70%
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Local
STD
M2F

Increasing utilisation of the network

Telstra

Wireline revenue growth continues


Q-West
SBC
Bell Canada
BellSouth
Telstra
-8.7%
-10.1%
-1.6%
-2.0%
2.1%
-12%
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
Revenue
Access Lines

- Untimed local calls
- Larger local call zones
- High market share in mobile mitigates substitution

F2M substitution is manageable

Telstra

Cost Reductions On Track


$10,760*
Operating efficiency
Commercial Initiatives
Six Sigma
Information Technology
Other
Customer Retention
Network Reliability
Growth

Operating expenses 2003 **Operating expenses 2004**

Operating Cost Reductions 01/02: $345m
Operating Cost Reductions 02/03: $574m

Operating Cost Pressures 01/02: $151m
Operating Cost Pressures 02/03: $387m

$600m to $800 m cash cost opportunity over the next 2 to 3yrs

Telstra

*Excluding asset sales, depreciation, amortisation and equity accounted losses # Other includes cable recovery, Reach and handset subsidies

Key Regulatory Settings in Place

Significant regulatory settings now in place:

- Regulated prices for core wholesale services
- Safe harbour for Foxtel digital investment
- IP1 investment approved by regulator
- NZ regulatory settings improving

Significant upcoming issues:

- First accounting separation reports
- USO/CSG review
- Mobile termination report
- Price caps review

Coming events – Indicative dates



ACCC Interconnect
Revised Undertaking Submitted
Digital HFC Investment Exemption
USO Review
Mobile Termination (final report)
Accounting Separation reports released
Price Caps
Oct 2003
Nov 2003
Nov 2003
Dec 2003
End 2003
1st Qtr 2004
Jun 2005

Key regulatory settings now in place

Telstra

New Mobile Technologies – Telstra has Options

Australia

- 2.5G networks: 1xRTT and GPRS
  - Meets existing customer demand
- Demand lead technology change
- Options to build or share (ie CDMA versus EVDO)

New Zealand: TelstraClear

- Need to improve mobile offering, options to:
  - Build own infrastructure
  - Infrastructure share
- Modest capex spend if build required

Hong Kong

- CSL to postpone launch of 3G until next year due to:
  - Competitive environment
  - Content and handsets need to mature.
- CSL to deploy EDGE
  - Offering higher quality and reliability to simulate data usage

We are well placed to respond to evolving mobile technology

Telstra

VoIP – Opportunity or Threat?



VALUE
PABX
Data network
IP VPN
Voice network
Tie line
Megalink
Managed Services
IP Applications
IP telephony
IP collaboration
Unified messaging
Converged network
IP VPN
Voice network
TIME

VoIP demand creates incremental revenue opportunities in the Business and Government market

We can manage the technology shift.

Telstra

Avenues for Profitable Growth

Organic

- Mobiles
- Broadband
- Directories

While effectively managing substitution of traditional products....

Acquisitive

- Focus on wireless and directories
- EPS accretive within 2 years
- Management control
- Asian centric

Targeted approach to growth opportunities

Telstra

Key Messages

Full service model...
Telstra has a competitive advantage, with large market shares in each product.

Scope for EPS growth in a low revenue growth environment....
Costs expected to grow less than revenues driving margin expansion.

Leverage to improved revenue growth...
Any improvement in revenues combined with cost out will accelerate earnings growth.

Matching technological change with customer demand ...
Telstra is well placed to manage product substitution while maintaining strong returns.

Active Capital Management driving shareholder value...
Priorities are to invest the core, accretive acquisitions or return capital.

Disciplined management with focus on free cash flow and shareholder returns

Yellow Pages | White Pages | WhereIS | CitySearch

sensis

From Directories To Interactive Media

A presentation to UBS Australian Companies Competing on the Global Playing Field

Andrew Day
Chief Executive Officer
Sensis Pty Ltd

Brands

Yellow Pages

WhereIS

sensis

White Pages

CitySearch

Customers

~420,000 clients

- SME
- Government
- Corporate

Reach

'Last 4 week' usage by over 80% of Australia's surveyed adult population*

Dimensions

- ~2,200 employees in 15 service centres nationally
- ~1,200 sales and customer care staff
- A$1.217bn FY 2003 revenue
- A$653m FY 2003 EBITDA
- 7% revenue growth: FY 02 - FY 03


White Pages
sensis
A Leading Australian Local Advertising Provider
The World's Ninth Largest Directories Provider
Directories 13%
Newspaper 35%
Other 12%
Radio 8%
Television 31%
~23%
Classifieds 37%
General 33%
Global Directories Top 10 2002 by revenue
1: SBC/Ameritech (US)
2: Verizon (US)
3: Bell South (US)
4: Dex Media (US)
5: NTT (Japan)
6: Yell Group (UK)
7: SEAT (Italy)
8: Wanadoo (Fra)
10: TPI (Spain)


White Pages
sensis
Alan Kohler (The Age, Melbourne) on Search
"Increasingly this is how your business, whatever it is, will market itself."
"At its simplest level this is a mortal threat to Yellow Pages..."


White Pages
sensis
The Global Yellow Pages Industry Is...
Ubiquitous
13,660 YP titles
1.3bn distribution
> 76,000 employees
Profitable
US$25.4bn revenue
US$9.8bn EBITDA (38%)
Close-Knit
Three key associations:
YPPA (USA)
EADP (Europe)
ADPAJ (Asia)
Part of a growing, high yield stream of advertising
Broadcast Advertising
List marketing/DM
Television
Radio
Display print
Outdoor/Ambient
Cinema
Online display
Directional Advertising
Search
Geo-targeting
Permission Marketing
Opt-in email
Opt-in SMS
Opt-in DM
Opt-in catalogues
Opt-in newsletters
Point of Sale
Sales & customer service
Merchandising
Co-operative advertising
Buyer
Seller
Awareness
Action
Interaction
Purchase


White Pages
sensis
Technology Is Changing The Way People Shop...
Commercial Inventory, Australia (1)
Number of (online) commercial searches in Australia (million per year)
550
500
450
400
350
300
346
415
482
543
2002
2003
2004
2005
Conversion from Usage to Contact (2)
White Pages & metro directories
Yellow Pages & metro directory
Yellow Pages & Online site
Suburban daily newspapers
Supplier/corporate web sites
Search engine / Portal
96%
92%
89%
85%
79%
75%
0%
25%
50%
75%
100
Future Search Growth
Commercialisation of wireless and iTV
Technological and functional advancements
Enhanced user and advertiser value

And The Regulatory Environment...

Privacy

- Impact of *Privacy Act*
- Greater control to consumers
  - Collection
  - Use
  - Disclosure
- Similar compliance-based regimes internationally
- US Telemarketing opt-out – now 50 million responses
- Legislates common sense
  - Support customer experience

Copyright

- Protection of factual databases
- Legislation differs internationally
  - EU Database Directive
  - Aust – *Copyright Act*
  - US – no protection
- US environment enables limited datamining
  - e.g. InfoUSA
- Not allowed in Australia or EU
  - e.g. DTMS

Trade Practices Act

- Similar anti-trust regime
- Packaging of traditional print products with new media

Slide 7

And The Directories Landscape...

Dismissal

- The book has prospered for a century
- Will continue to do so
- Ignore new media
- Maintain print profits

Divestiture[1]

- Strong investor interest:
  - Other global directories
  - VC investors
- Examples
  - QwestDex US (2002)
    - Consideration: US$7.05bn
    - Multiple of EBITDA : 7.0%
  - SEAT Italy (2003)
    - Consideration US$5.6bn
    - Multiple of EBITDA: 9.5%

Growth

- New solutions:
  - New directory forms
  - New channels
    - Online
    - Wireless
    - ITV
    - Traditional channels
- M&A:
  - Other directories
  - Other media

Sensis is in prime position for growth

- To touch more buyers more frequently
- To gain greater involvement in buyer/supplier interaction
- To gain a greater share of SME, Government and corporate spend

Slide 8

Sensis' Platform For Future Growth

Content	
Yellow Pages® content	✓
White Pages® content	✓
City guide content	✓
Geo-mapping content	✓
Internet search	✓
Other (e.g. schedules)	In plan

Technology	
Content collection and management	✓
Publishing	
Print	✓
Online	✓
Voice	✓
Wireless	✓
iTV	In plan

Commercialisation	
Sales	✓
Marketing and Comms	✓
Self-service	✓
Product brands	✓
Consumer masterbrand	In plan
Usage	In plan

Slide 9

... With New Solutions for Buyers and Advertisers


Canton Chinese Restaurant




White Pages
sensis
One Search Solution Across Many Channels
User
One Search, One Brand: Anytime, Anyhow, Anywhere
All Media
Print
Mobile
Online
Voice
iTV
Unified Content Model
Listings
Customer Content
Geo-data
Lifestyle content
Sensis™ Content
Deeper advertiser content
Real time data
Schedules
Third Party Content (e.g.)
Slide 11


White Pages
sensis
Sensis' Strategy for Growth Will Deliver...
Powerful solutions for the growing market of buyers seeking sellers
Explore deep content by name, type, location
Third party content
Solutions delivered across multiple channels - print, online, voice, wireless, iTV
New revenue streams through enhanced advertiser value
Larger audience and qualified buyers
Innovative ways for advertisers to manage and deliver targeted content
Efficiencies through advanced content management
Scalable, flexible systems and processes
'Plug & play' content acquisition
Rapid, efficient product innovation
Exportable systems and processes for overseas M&A
Slide 12


White Pages
sensis
The Sensis Vision...
The first step in every Australian contact...
...connecting people, businesses and places
The leader in local, Australian advertising


White Pages
sensis
Thank You

Yellow Pages | White Pages | WhereIS | CitySearch | sensis

Cautionary statement regarding forward-looking statements

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra and Sensis, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Sensis and Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Sensis and Telstra will operate; the inherent regulatory risks in the businesses of Telstra and Sensis and the Australian market; and the substantial technological changes taking place in the directory, advertising and publishing industries, as well as in the Internet, mobile and telecommunications arenas.

Note on relationships between corporate entities

Sensis Pty Ltd is the wholly-owned advertising subsidiary of Telstra Corporation Limited. Sensis is responsible for the conduct of certain activities relating to Yellow Pages®, White Pages®, GoEureka™, Whereis® and related products and services for Telstra Corporation Limited and is responsible for the conduct of similar activities relating to CitySearch® products for CitySearch Australia Pty Ltd. All references to Sensis℠ (or "we") or to Sensis℠' (or "our") products, services, brands or company should be construed accordingly.

Slide 13


Telstra
Telstra Corporation Limited
Dr Ziggy Switkowski
Chief Executive Officer
UBS Investor Conference 2003

Disclaimer

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra and the Australian market; and the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate.

Telstra

Telstra – Already a Strong Performer

- Telstra has a strong ROIC, EBITDA margins and Dividend Yield
- 13th largest telco globally by market capitalisation
- Growing PSTN revenues (unlike many of our peers)
- Effective wholesale model
- Robust balance sheet
- Strong free cashflows
- Rigorous CAPEX management



TELSTRA
Vodafone

We can go further...

Telstra

Telecommunications is a GDP plus Industry



GDP & Communications Services
20%
15%
10%
5%
0%
-5%
% Growth
GDP
Mar 1991
Mar 2003



Consumer Spending on Communications
3.0%
2.5%
2.0%
1.5%
Share of disposable income
GST-related spike
01-02

Telecommunications demand expected to grow by ~4%

Telstra

Telstra's Market Share Remains Strong [1]


Local
16%
76%
Domestic LD
66%
International LD
53%
Mobile
46%
Basic Access
14%
78%
Data
63%
Subscription TV
57%
Directories
95%
Narrowband
27%
Broadband
18%
50%
Internet & IP
37%
Telstra share
Other
Resold

Diverse revenue streams mitigate risk

(1) Market Shares as at June 30 2003

Telstra

Market Share Trends


Market Share
Millions
16
14
12
10
8
6
4
2
0
Mobile SIOs - Industry
Access Lines - Telstra
Mobile SIOs - Telstra
1999
2000
2001
2002
2003


Telstra Market Shares[1]
90%
80%
70%
60%
50%
40%
30%
Data & Internet
Voice
Mobiles
1999
2000
2001
2002
2003

Market share losses slowing

(1) Market share by revenue for Data, Internet & voice. Market share by SIO for mobiles.

Telstra

Strong Growth in Consumer Packages



Millions
Single Bill
Consumer Packages*
3.5
3
2.5
2
1.5
1
0.5
0
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May 02
July 02
Sep 02
Nov 02
Jan 03
Mar 03
May 03
Jul-03
Sep-03

- Consumers on Telstra packages continue to grow, with nearly 1.5m consumers multi product packages

Bundling offers reduce churn

Telstra

VAS Has Grown Call Completion

- Aiming to drive call completion towards 80%. Mitigates declining local call volumes



Local, STD, M2F Call Completion
80%
78%
76%
74%
72%
70%
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Local
STD
M2F

Increasing utilisation of the network

Telstra

Wireline revenue growth continues


Q-West
SBC
Bell Canada
BellSouth
Telstra
-8.7%
-10.1%
-1.6%
-2.8%
2.1%
-12%
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
Revenue
Access Lines

- Untimed local calls
- Larger local call zones
- High market share in mobile mitigates substitution

F2M substitution is manageable

Telstra

Cost Reductions On Track


$10,760*
Operating efficiency
Commercial Initiatives
Six Sigma
Information Technology
Other
Customer Retention
Network Reliability
Growth

Operating expenses 2003 **Operating expenses 2004**

Operating Cost Reductions 01/02: $345m
Operating Cost Reductions 02/03: $574m

Operating Cost Pressures 01/02: $151m
Operating Cost Pressures 02/03: $387m

$600m to $800 m cash cost opportunity over the next 2 to 3yrs

Telstra

Key Regulatory Settings in Place

Significant regulatory settings now in place:

- Regulated prices for core wholesale services
- Safe harbour for Foxtel digital investment
- IP1 investment approved by regulator
- NZ regulatory settings improving

Significant upcoming issues:

- First accounting separation reports
- USO/CSG review
- Mobile termination report
- Price caps review

Coming events – Indicative dates



ACCC Interconnect
Revised Undertaking Submitted
Digital HFC Investment Exemption
USO Review
Mobile Termination (final report)
Accounting Separation reports released
Price Caps
Oct 2003
Nov 2003
Nov 2003
Dec 2003
End 2003
1st Qtr 2004
Jun

Key regulatory settings now in place

Telstra

New Mobile Technologies – Telstra has Options

Australia

- 2.5G networks: 1xRTT and GPRS
  - Meets existing customer demand
- Demand lead technology change
- Options to build or share (ie CDMA versus EVDO)

New Zealand: TelstraClear

- Need to improve mobile offering, options to:
  - Build own infrastructure
  - Infrastructure share
- Modest capex spend if build required

Hong Kong

- CSL to postpone launch of 3G until next year due to:
  - Competitive environment
  - Content and handsets need to mature
- CSL to deploy EDGE
  - Offering higher quality and reliability to simulate data usage

We are well placed to respond to evolving mobile technology

Telstra

VoIP – Opportunity or Threat?


VALUE
PABX
Data network
IP VPN
Voice network
Tie line
Megalink
Managed Services
IP Applications
IP telephony
IP collaboration
Unified messaging
Converged network
IP VPN
Voice network
TIME

VoIP demand creates incremental revenue opportunities in the Business and Government market

We can manage the technology shift.

Telstra

Avenues for Profitable Growth

Organic	Acquisitive
• Mobiles	• Focus on wireless and directories
• Broadband	• EPS accretive within 2 years
• Directories	• Management control
While effectively managing substitution of traditional products....	• Asian centric

Targeted approach to growth opportunities

Telstra

Key Messages

Full service model…
Telstra has a competitive advantage, with large market shares in each product.

Scope for EPS growth in a low revenue growth environment….
Costs expected to grow less than revenues driving margin expansion.

Leverage to improved revenue growth…
Any improvement in revenues combined with cost out will accelerate earnings growth.

Matching technological change with customer demand …
Telstra is well placed to manage product substitution while maintaining strong returns.

Active Capital Management driving shareholder value…
Priorities are to invest the core, accretive acquisitions or return capital.

Disciplined management with focus on free cash flow and shareholder returns

Telstra

Media Release

Telstra

24 November 2003 358/2003

TELSTRA SUCCESSFULLY COMPLETES $1 BILLION OFF MARKET SHARE BUY-BACK

Telstra Corporation today announced the successful completion of its $1 billion off-market share Buy-Back. A total of 238,230,580 shares will be bought back at $4.20 per share, representing 3.71 per cent of Telstra's non Commonwealth of Australia owned issued capital.

Telstra Chief Financial Officer, Mr John Stanhope, said there was strong support for the Buy-Back and this had led to the Buy-Back Price being struck at the bottom of the Tender range, in accordance with the Tender process explained in the documents provided to shareholders.

"The Buy-Back has enabled Telstra to return surplus capital to shareholders in an efficient, fair and timely manner," Mr Stanhope said.

Telstra accepted Tenders at a specified price of $4.20 and Final Price Tenders will receive $4.20. Strong shareholder support for the Buy-Back has meant that it was over two and a half times oversubscribed at the $4.20 price, requiring larger Tenders to be scaled back by approximately 65.6 per cent. Shares tendered at prices greater than $4.20 and shares not tendered in accordance with the terms of the Buy-Back will not be bought back by Telstra.

The first 400 shares successfully tendered by each registered shareholder will be bought back in full before the scale back applies, as described in the Buy-Back documents. Telstra will not apply the scale back where this would leave shareholders who tendered all their shares with a remaining holding of 400 shares or less. Accordingly, shareholders with 1009 or less Telstra shares who tendered all their shares into the Buy-Back at $4.20 or as Final Price Tenders will have all their shares bought back in full.

The $4.20 Buy-Back Price will comprise a fully franked dividend of $2.70 and a capital component of $1.50 per share bought back. The different tax implications of selling shares into the Buy-Back means the Buy-Back Price is not directly comparable to an on-market sale price.

Mr Stanhope said that Telstra had emphasised to shareholders that the financial consequences of participating in the Buy-Back for each shareholder would depend on their individual circumstances. For this reason, Telstra had recommended to all shareholders that they seek their own professional advice about what decision best suited their needs.

"Shareholders whose shares have been purchased under the Buy-Back may receive certain tax advantages, depending on their particular circumstances. For the more than ninety five per cent of Telstra shareholders who decided to retain all their shares, the Buy-Back Price represents a very efficient price for Telstra to buy back its shares and thereby maximise earnings per share and long-term value enhancement for the Company and its shareholders.

"The Buy-Back was part of Telstra's ongoing capital management program and reflected Telstra's very sound financial settings.

"The Buy-Back does not impact the Company's ability to maintain foreseeable capital investment, undertake appropriate acquisitions or fund other growth initiatives.

"Telstra will continue to consider various capital management initiatives in the future," Mr Stanhope said.

Payment of proceeds to successful Tenderers should be completed by 12 December 2003.

Shares offered into the Buy-Back that have not been bought back by Telstra are expected to be released to shareholders' holdings before the opening of trading today.

Before the Buy-Back, Telstra had 12,866,600,200 shares outstanding, including those held by the Commonwealth of Australia. As a result of the Buy-Back, the number of shares outstanding will reduce to 12,628,369,620 and the number of shareholders will reduce from approximately 1.845 million to 1.815 million. The Commonwealth did not participate in the Buy-Back.

Shareholder Examples of Buy-Back

	Total shares tendered at \$4.20 and as Final Price Tender	Priority Allocation bought back	Shares subject to scale back	Scale back[1, 2]	Shares not bought back	Total shares bought back
S/Holder 1	400	400	0	N/A	0	400
S/Holder 2[2]	1,000	400	0	N/A	0	1,000
S/Holder 3	5,000	400	4,600	65.6%	3,018	1,982

NOTES:

1 A scale back of 65.6 per cent means 34.4 per cent of the shares subject to scale back will be bought back.

2 Example assumes that shareholder 2 has tendered his or her entire holding. If a shareholder has tendered their entire holding at \$4.20 and/or as a Final Price Tender, and as a result of the scale back the shareholder would be left with 400 shares or less, all of the shareholder's holding will be bought back.

Shareholder Enquiries
Telstra Buy-Back enquiry line
Phone: 1300 305 385 (within Australia)
Phone: +61 3 9615 9199 (outside Australia)

Media Enquiries
Stephen Morrison
Media Relations Manager
Phone: 03 9634 5611 or 0417 053 501

Telstra's national media inquiry line is 13 1639 and its Media Centre is located at:
www.telstra.com.au/communications/media

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
TELSTRA CORPORATION LIMITED	33 051 775 556

We, Telstra Corporation Limited, give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified).

Details of all shares bought back

2	Number of shares bought back	**238,230,580**
3	Total consideration paid or payable for the shares	**1,000,568,436**
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A date: lowest price: N/A date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 November 2003
Company Secretary

Print name: Douglas Gration

== == == == ==

+ See chapter 19 for defined terms.

CSL Operational Briefing

Telstra

Telstra

Telstra Corporation Limited

David Moffatt

President Telstra International

Group Managing Director
Telstra Consumer and Marketing

Agenda

1. Introduction	David Moffatt
2. CSL Overview	Hubert Ng
3. Marketing & Business Strategy	Marisa Kwok
4. Financial Overview	Eva Lam
5. Growth Initiatives, Prospects of CEPA, China Development, Network Infrastructure Plan, Outlook	Hubert Ng
5. Questions & Answers	All
6. Closing Comments	David Moffatt

Creating a Simpler Life

Telstra

Slide 3

Telstra International Strategy

	FOCUS	DRIVER	APPROACH	OUTCOMES
ACQUISTION DRIVEN	Mobility Asia	• Core Competency • Scale	•Direct Origination	EPS Growth
	Sensis - Developed Markets	• Core Competency • Online - Directories	• Measured Steps • Direct Origination	
OPERATIONAL EXTENSION	CSL - China	• Low Capital Intensity Growth	• Alliances • Regulatory	Earnings Diversity
	Reach	•Strategic "Connection"	• Traffic Consolidation • Operational Consolidation	Grow Our Knowledge, Capability and Leadership
	Global Sales	• Customers' needs	• Selected Presence • Leadership Support • Follow the Customer	
	NZ	• Scale • Integration benefits	• TelstraClear - Organic	

Respected Brand — *Operational Competency* — *Disciplined Processes* — *Financial Strength* — *Growth Mindset*

Telstra

Slide 4

Priorities

Organic growth through operational excellence	• Improved Margins • Process improvement • Tight capex management • Customer satisfaction
Add value with accretive acquisitions	• EPS accretive, ROIC focused • Operational influence and ability to control • Incremental in size
Maintain target parameters	• Gross & Net Debt to Equity Net Debt to Equity • EBITDA/Net Interest • Discretionary cash flow to net debt
Increase in long-term shareholder value	• Improve ROEand EPS • Maintain strong balance sheet settings • Active Capital Management

Our financial priority is free cash flow

Telstra

Slide 5

CSL Overview

Mr Hubert Ng
Chief Executive Officer

CSL

6

Telstra

CSL Philosophy

Mission

CSL ⟹ Create a Simple Life

Vision

CSL is the Leading Mobile Multimedia Service Provider in Hong Kong with Rapid Growth in Greater China through the Expertise of our People in Technology, Service and Brand Management

7

CSL Milestone

- CSL launched its mobile services in 1983 and today operates a world-class GSM/Dual Band network

May 2000	The world's first mobile operator to introduce a HSCSD (High-Speed Circuit Switched Data) service
Nov 2000	Introduced Hong Kong's first commercial GPRS
Oct 2001	Awarded a 3G Mobile Service Licence in Hong Kong
Mar 2002	Launched Asia's first Multimedia Messaging Service (MMS)
Apr 2002	Launched Asia's first Microsoft Mobile Information Server (MMIS)
Jun 2002	Launched World's first Inter-operator MMS
Sep 2003	Launched Asia's first commercial Edge Network

8


CSL – The Most Profitable Operator in HK
Ranked First in Value Share
Lowest Churn in the Market
Leadership in Innovation
ARPU well above the Market
Strong Cash Flow & Capex Management
CSL
9
Telstra


Recent CSL Achievements
2002
'Superbrands Award'
2002
'Service Industry Leader'
by HKRMA
2003
'Best of the Best for Executive 2003'
by CAPITAL Magazine
2003
'HKMA/TVB Award'
for Marketing Excellence
2003
Service Category Leader
by HKRMA
CSL
10
Telstra

Key Success Factors



Customer Focus
Leader in Innovation
Time to Market
Strong Relationship with China Players
Brand Management
CRM development & deployment
Best Network and Extensive Roaming Coverage
Win-Win Partnership with Suppliers

Hong Kong Mobile Market

	800 MHz	900 MHz	1800 MHz	2000 MHz
	TDMA (7.5 MHz)	GSM (7.5 MHz)	PCS (10 MHz)	3G (14.8MHz)
	CDMA (7.5 MHz)	GSM (7.5 MHz)	PCS (10 MHz)	3G (14.8MHz)
		GSM (7.5 MHz)	PCS (10 MHz)	3G (14.8MHz)
			PCS (10 MHz)	3G (14.8MHz)
			PCS (10 MHz)	
			PCS (10 MHz)	

- Competitive & Saturated Market
- Over 95% Mobile Penetration
- Cut Throat Price Competition
- Early Stages of Data Growth
- New Skill Sets Required for 2.5G / 2.75G / 3G Business
- Demanding Customers Looking for Value Services

CSL Marketing & Business Strategy

Ms Marisa Kwok
Director, Marketing & Operations

Branding Strategy

- The First Operator to adopt Multi-Brand Strategy
  - Optimize market share, maximize revenue
  - Multi-brand strategy fits needs of various segments
    - Capitalize brand value


Business
1010
Social
Premium
General
Mass

1010 is the Business Brand

- Premium Services
- Superior Network Quality
- Innovative
- Leadership in Market



15

One2Free is the Social Premium Lifestyle Brand


One2FreeZone
網上全面睇

16

Multi - Brand Strategy

1010 — Leading, Privileged, Innovative

one Free — Trend Setting, Inspirational, Freedom to Express Yourself

Data Applications:
- Mobile Marketing
- Mobile Sales Force / Work Force Management
- Remote Monitoring & Telemetry





Music:
- Ringtone Download
- Karaoke



Money:
- Mobile Banking
- Financial Info





Infotainment:
- m-ticketing
- m-coupon
- Mobile Betting (Football/ Horse-Racing)
- News / Travel





Game:
- Diamond Casino
- JAVA Games

Instant Messaging:
- Mobile Email
- SMS







Graphic:
- Logo / Wallpaper Download
- Disney, Sonet, Brand Name, McMug

17

Superior Roaming Services

- Superior Roaming Coverage, with GPRS Roaming Coverage Well Ahead of Competitors
- HK's First Inter-Standard Roaming to Korea, and Inter-Generation 2G/3G Roaming to Japan
- Comprehensive Handset Rental Support to Non-GSM Countries
- 24-hour Concierge Service
- Free Emergency Overseas Delivery of SIM Card and Handsets
- Roaming Caller Number Display to More than 50 Destinations
- JustOne Card™ for Frequent Pearl River Delta Travellers

Always in Touch Anywhere in the World

18


Leader in Innovation
JustOne Card™
China
Taiwan
Australia
HK
Mobile Football
Betting Services
SIM and Info Pack
Asia 1st EDGE
Launched
with Video Channels
World GSM 1st
RingMaster™ Service
Leadership
Asia 1st Java Zone
Over 300 Java games
Asia 1st MMS
World's 1st Multi-lingual MMS
CSL
Telstra
19


Work with Partners to Implement New Service Offerings
• Partner with Leading Global, Regional and Local Players in the Industry to Create Sticky Applications
msn
PNM
So-net
Disney MOBILE
Microsoft .net
IBM
INGEBA LTD.
infinite
CULTURECOM
CNN.com
BANDAI
CAPCOM
CARTOON NETWORK .com
Hallmark
EMI
infowave
hp
CSL
Telstra
20


Time to Market - Rapid Content Publication Cycle
▪ Developers upload the contents to CSL MMS Publishing Tool
▪ Content Testing
Turnaround Time in a matter of Days
▪ Revenue sharing or other business arrangement
▪ Content Publishing
CSL
Telstra
21


Regional Content Business Development
Chinese Hero Fighting Game (PRC, Taiwan)
Interactive TV Game (PRC)
I-Date U Mobile Dating Game (PRC, Taiwan, Singapore)
MMS and JAVA Applications (PRC, Macau, Singapore)
Asia Pacific Region
Logo Graphics Download (PRC, Taiwan, Macau, Singapore)
WAP Portal (Singapore, Malaysia, Philippines, Australia)
Ringback Tone (Macau, PRC)
Interactive SMS Games (PRC)
Real-time Financial Information (Macau)
CSL
Telstra
22

eCRM Deployment at CSL

- Home Grown Mobile-Centric eCRM Solution
- Deliver First Class Customer Experience with In-depth Customer and Product Knowledge
- Provide Enabling Tools for Effective Training of Frontline Staff
- Collect Useful Customer Data at all Touch Points to Produce Meaningful Business Intelligence
- Cultivate the Customer-Centric Service Culture for All Employees

23

CSL Financial Overview

Ms Eva Lam
Director, Finance

24

Highlights – Financial Performance



Turnover
HK$'m
1200
800
400
0
↑4%
Q4 02/03
Q1 03/04

- Q4 02/03: Performance was Adversely Affected
  - By SARS
  - Price War
- Q1 03/04: Performance has Gradually Recovered
  - Improved Handset Sales
  - Recovery of Roaming Revenue

Signs of Recovery from SARS......

Telstra

Highlights – Financial Performance



Total Expenditure
HK$'m
800
400
0
↑11%
Q4 02/03
Q1 03/04

- Q4 recorded the Lowest Expenditure in FY02/03 due to Short-term Measures to Reduce Variable Costs
- Q1 03/04 incurred Higher Expenditure:
  - Increase in Handset Sales
  - Recovery of Roaming Traffic
  - Resume Marketing Campaigns

Spend in Line with Business Needs

Telstra

Highlights – Financial Performance



EBITDA
HK$'m
400
200
0
↓9%
Q4 02/03
Q1 03/04

- Q4 02/03
  - Short-term Cost Containment Measures impacted by SARS and Price War
  - Reduced Business Activities
- Q1 03/04
  - Additional Costs due to the Launch of EDGE Network and New Marketing Campaigns
  - Continuity of Price War

Still Generate Strong Cash Flows……

Telstra

Highlights – Financial Performance



Capex Spending
60%



Capex - Composition
41%
22%
42%

Cautious Capex Spending

Telstra

Data Services Performance


Monthly Data Revenue
↑1.6x
Jul 01
Jul 02
Sep 03


Data ARPU over Voice ARPU
12%
10%
8%
6%
4%
2%
0%
↑4x
Jul 01
Jul 02
Sep 03

- Gradual and Steady Growth in Data Revenue
  - Launch of New MMS Handsets
  - Innovative Contents and Applications
  - Inter-operability

CSL

Telstra

29

Major Data Services - SMS


No. of SMS Usage
(excl. incoming SMS from other operators)
↑338%
Nov 01
Jun 02
Sep 03


SMS Distribution by Type
Sep-03
Community & Games 1%
Vertical & Bulk Sales 11%
Applications
Contents & Download 37%

Increase of SMS Usage:

- Introduction of Inter-operator SMS in Dec 01
- Richer Applications & Contents, such as Sports Updates, Travel Information, Weather, Mobile Betting Services, etc

CSL

Telstra

30

Major Data Services - GPRS



GPRS Usage
↑22x
Jan 02
Jun 02
Sep 03

- Launch of GPRS Service in Nov 00
- Significant Increase in Usage driven by the Availability of New Handsets with
  - Higher Resolution Colour Screen
  - Camera/Video Equipped
  - Longer Battery Life
  - Slim/Small Size
- Main Applications include Browsing & Email

31

CSL Growth Initiatives

Mr Hubert Ng
Chief Executive Officer

32

EDGE - Occupy Video Space Ahead of H3G Launch

- Differentiate through Innovative Data and VAS Services



ATV News, Weather & Program
- Near Real-time
- 3 Languages



Music
- Artists Promotional Clips



Home Funny Video
- Babies, Animals



Cartoon
- First Disney Mobile Story
- Other Local



Betting
- Horseracing
- Mark Six
- Football



Entertainment News
- Latest Artist Movement/News



Sports
- Sports Magazine from Reuters
- British Golf Open: Best Swing



Movie
- Latest Preview



Horoscope
- Horoscope & Fortune Telling



Fashion
- Show from International Designers of
- New York, Milan, London, Paris

CSL

Telstra

JustOne Card™ – CSL's Pioneer Service for Frequent Pearl River Delta Commuters


HK mobile #
China mobile #
Macau mobile #

JustOne Card™

CSL mobile no. 9xxx xxxx
China (GMCC) mobile no. 135607xxxxx
Macau (CTM) mobile no. 6587xxx

√ One card, multiple mobile numbers
√ Seamless & automatic, no manual switching or forwarding
√ Roaming Call Management Service, such as
- Integrated VoiceMail, HK RingTone....

√ Comprehensive Roaming VAS, including:
- SMS, GPRS, MMS, Mobile Betting .....

√ Reachability anytime, anywhere and at any JustOne Card number
√ Roaming Savings Up to 70%

CSL

Telstra

Mobile Web Services to Improve Usability & Experience

- Content - Rich & Colourful
- Delivery - Scheduled
  - Fast & Easy Access



1010
One2Free Zone
RUGBY CLIPS

Telstra

Managed Email and PIM Services - Telstra Hosted

- Turnkey Solution for Entrepreneurs / SOHO / SME
- High Security & Availability
- Any Device, Anywhere, Anytime



Back-end
Network Firewall
Fibre Channel
Connected
High availability
SAN Storage
Handheld
Smartphone
Laptops
IP
Desktops
Performance
Monitoring & Alarm

Telstra

Prospects of CEPA

Telstra

37

What CEPA is about?

- Policy from the Central Govt to Revitalize HK Economy
- Total of 18 Service Sectors to Entitle the CEPA Benefits
- Telecom Sector has Preferential Access of 3 Months Ahead of WTO Schedule to Enjoy CEPA Benefits

Mainland and Hong Kong Closer Economic Partnership Arrangement





China is Opening Up Gradually



Telstra

38

Implications of CEPA for the Telecom Sector

- Policy Effective on 1st Oct 2003
- Five Types of Value-Added Data Services are included:
  1. Internet Data Center Services
  2. Call Center Services
  3. Store & Forward Services
  4. Internet Access Services
  5. Content Services
- Maximum of 50% Ownership of the JV
- No Geographical Limitation for the JV

CSL is Successfully Certified as the "HK Service Supplier"

39

CSL China Development

40

CSL China Activities

- Opportunities from CEPA and PearlRiver Delta Integration
- CSL's Long-term Relationship with China since 1987
- Key Focus in Guangdong, Beijing and Shanghai



Roaming
JustOne Card™,
Reciprocal
Service Support
Network Optimization &
Consultation services
Content &
Application Sharing
eCRM & Marketing

Network Infrastructure Plan

GSM Evolution to 3G

- Enables 'Wedding Cake' Overlay with Minimal Capex Investment
- Multi-radio Design, Smooth Transition for Service Migration from GSM/GPRS → EDGE → 3G
- 3G Service Launch Depends on
  - ✓ Technology Compatibility between 2G and 3G
  - ✓ Contents & Applications Demand
  - ✓ Maturity of Handset



Bandwidth demand
[average data rate per area]
UMTS
EDGE
GSM/GPRS
Cumulative Build-Out Cost
$
UMTS
EDGE
GSM/GPRS
Capacity/Area

43

Outlook

44

Business Strategy


Partnerships
Network Coverage & Reliability
Connectivity, Roamability,
Inter-operability
CSL Competitive
Advantages
Customer Base, Brands, Innovation & Leadership,
Customer Service,
Billing
eCRM
Build Customer
Behavior
Applications for
Consumer & Corporate
Open Standard
Portfolio of devices

45

Outlook

- Focus on Value Share
- Sustain the Leadership in Innovation, Strong Branding, Premium Services, and Superior Network Coverage
- Leverage CSL's Strength & Explore Business Opportunities in Other Countries
- Pursue Synergy between Telstra and CSL

46

Q & A

47

Create a Simple Life